  AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON APRIL 21, 1997

                                                     REGISTRATION NO. 333-22917
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549

                               ----------------

                             AMENDMENT NO. 3
                                      TO
                                   FORM S-3
                            REGISTRATION STATEMENT
                                     UNDER
                          THE SECURITIES ACT OF 1933

                             BOSTON CHICKEN, INC.
            (EXACT NAME OF REGISTRANT AS SPECIFIED IN ITS CHARTER)

               DELAWARE                              36-3904053
     (STATE OR OTHER JURISDICTION                 (I.R.S. EMPLOYER
   OF INCORPORATION OR ORGANIZATION)             IDENTIFICATION NO.)

                           14103 DENVER WEST PARKWAY
                          GOLDEN, COLORADO 80401-4086
                                (303) 278-9500
  (ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,OF
                   REGISTRANT'S PRINCIPAL EXECUTIVE OFFICES)

                               ----------------

                               MARK W. STEPHENS
            VICE CHAIRMAN OF THE BOARD AND CHIEF FINANCIAL OFFICER
                             BOSTON CHICKEN, INC.
                           14103 DENVER WEST PARKWAY
                          GOLDEN, COLORADO 80401-4086
                                (303) 278-9500
(NAME, ADDRESS, INCLUDING ZIP CODE, AND TELEPHONE NUMBER, INCLUDING AREA CODE,
                             OF AGENT FOR SERVICE)

                                  COPIES TO:
          PATRICK J. MALONEY                      DAVID A. SCHUETTE
          BELL, BOYD & LLOYD                    MAYER, BROWN & PLATT
        70 WEST MADISON STREET                190 SOUTH LASALLE STREET
        CHICAGO, ILLINOIS 60602                CHICAGO, ILLINOIS 60603
            (312) 372-1121                         (312) 782-0600

                               ----------------

  THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH
SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID
SECTION 8(A), MAY DETERMINE.
AMENDING THE PROSPECTUS, PART II AND THE EXHIBIT INDEX

-------------------------------------------------------------------------------
-------------------------------------------------------------------------------

++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
+INFORMATION CONTAINED HEREIN IS SUBJECT TO COMPLETION OR AMENDMENT. A         +
+REGISTRATION STATEMENT RELATING TO THESE SECURITIES HAS BEEN FILED WITH THE + +SECURITIES AND EXCHANGE COMMISSION. THESE SECURITIES MAY NOT BE SOLD NOR MAY +
+OFFERS TO BUY BE ACCEPTED PRIOR TO THE TIME THE REGISTRATION STATEMENT        +
+BECOMES EFFECTIVE. THIS PROSPECTUS SHALL NOT CONSTITUTE AN OFFER TO SELL OR + +THE SOLICITATION OF AN OFFER TO BUY NOR SHALL THERE BY ANY SALE OF THESE + +SECURITIES IN ANY STATE IN WHICH SUCH OFFER, SOLICITATION OR SALE WOULD BE + +UNLAWFUL PRIOR TO REGISTRATION OR QUALIFICATION UNDER THE SECURITIES LAWS OF +
+ANY SUCH STATE.                                                               +
++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++++
                             SUBJECT TO COMPLETION

                PRELIMINARY PROSPECTUS DATED APRIL 21, 1997

PROSPECTUS

                                  $200,000,000

                              BOSTON CHICKEN, INC.

 [LOGO OF BOSTON CHICKEN]

                   % CONVERTIBLE SUBORDINATED DEBENTURES DUE 2004


                                  -----------

  The     % Convertible Subordinated Debentures due 2004 (the "Debentures") of
Boston Chicken, Inc., a Delaware corporation (the "Company"), offered hereby will be convertible at any time prior to maturity, unless previously redeemed, into shares of common stock, $.01 par value per share, of the Company ("Common
Stock") at a conversion price of $     per share, subject to adjustment under
certain conditions. The Common Stock is traded on the Nasdaq National Market under the symbol "BOST". On April 10, 1997, the last sale price of the Common Stock as reported on the Nasdaq National Market was $27 1/2 per share. Interest
on the Debentures will be payable semi-annually on      and      of each year,
commencing             , 1997.

  The Debentures are not redeemable prior to          , 2000. Thereafter, the
Debentures are redeemable at the option of the Company, in whole or in part, at any time and from time to time, at the redemption prices set forth herein, plus accrued interest. Upon a Change in Control, holders of Debentures will have the right, subject to certain conditions and restrictions, to require the Company to purchase all or any part of their Debentures at the principal amount thereof plus accrued and unpaid interest. See "Description of Debentures".

  The Debentures will be subordinate in right of payment to all existing and future Senior Indebtedness of the Company. As of April 10, 1997, the Company had approximately $311.9 million of indebtedness outstanding (excluding accrued interest thereon) that would have constituted Senior Indebtedness. The Debentures will rank pari passu with the Company's Liquid Yield Option Notes due 2015 (the "LYONs") and 4 1/2% Convertible Subordinated Debentures due 2004 (the "4 1/2% Debentures"). See "Capitalization" and "Description of Debentures--Subordination of Debentures". The Debentures have been approved for quotation on the Nasdaq SmallCap Market under the symbol "BOSTH".

  SEE "RISK FACTORS" ON PAGE 7 FOR A DISCUSSION OF CERTAIN FACTORS THAT SHOULD BE CONSIDERED BY PROSPECTIVE PURCHASERS OF THE DEBENTURES OFFERED HEREBY.

                                  -----------

 THESE SECURITIES HAVE NOT BEEN APPROVED  OR DISAPPROVED BY THE SECURITIES AND
  EXCHANGE  COMMISSION  OR  ANY  STATE  SECURITIES  COMMISSION  NOR  HAS  THE
   SECURITIES AND  EXCHANGE COMMISSION  OR  ANY STATE  SECURITIES COMMISSION
    PASSED  UPON  THE   ACCURACY  OR  ADEQUACY  OF   THIS  PROSPECTUS.  ANY
     REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                             PRICE TO          UNDERWRITING         PROCEEDS TO
                             PUBLIC(1)          DISCOUNT(2)         COMPANY(3)
-------------------------------------------------------------------------------
Per Debenture..........         100%                   %                   %
-------------------------------------------------------------------------------
Total(4)...............    $200,000,000          $                   $

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
(1) Plus accrued interest, if any, from the date of initial issuance.
(2) The Company has agreed to indemnify the several Underwriters against certain liabilities, including certain liabilities under the Securities Act of 1933, as amended. See "Underwriting".
(3) Before deducting expenses payable by the Company estimated at $625,000.
(4) The Company has granted the several Underwriters an option to purchase up to an additional $30,000,000 aggregate principal amount of Debentures, solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discount, and Proceeds to
    Company will be $         , $         and, $          , respectively. See
    "Underwriting".

                                  -----------

  The Debentures are being offered by the several Underwriters, subject to prior sale, when, as, and if issued to and accepted by them, subject to the approval of certain legal matters by counsel for the Underwriters and certain other conditions. The Underwriters reserve the right to withdraw, cancel, or modify such offer and to reject orders in whole or in part. It is expected that delivery of the Debentures will be made in New York, New York on or about
           , 1997.

                                  -----------
MERRILL LYNCH & CO.
                               ALEX. BROWN & SONS
                                  INCORPORATED
                                                            MORGAN STANLEY & CO.
                                                               INCORPORATED
                                  -----------

               The date of this Prospectus is            , 1997.

                             AVAILABLE INFORMATION

  The Company is subject to the informational requirements of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), and, in accordance therewith, files reports, proxy statements, and other information with the Securities and Exchange Commission (the "Commission"). Reports, registration statements, proxy statements, and other information filed by the Company with the Commission can be inspected and copied at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Room 1024, Washington, D.C. 20549, and at the Commission's Regional Offices, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and 7 World Trade Center, New York, New York 10048. Copies of such material can be obtained from the Public Reference Section of the Commission, 450 Fifth Street, N.W., Washington, D.C. 20549. The Commission maintains a Web site (http://www.sec.gov) that contains reports, proxy and information statements and other information regarding registrants, such as the Company, that file electronically with the Commission.

  The Company has filed a Registration Statement on Form S-3 (the "Registration Statement") with the Commission under the Securities Act of 1933, as amended (the "Securities Act"), in respect of the Debentures offered hereby. For purposes hereof, the term "Registration Statement" means the initial Registration Statement and any and all amendments thereto. This Prospectus omits certain information contained in the Registration Statement as permitted by the rules and regulations of the Commission. For further information with respect to the Company and the Debentures offered hereby, reference is made to the Registration Statement, including the exhibits thereto. Statements herein concerning the contents of any contract or other document are not necessarily complete, and in each instance reference is made to such contract or other document filed with the Commission as an exhibit to the Registration Statement, or otherwise, each such statement being qualified by, and subject to, such reference in all respects.




  CERTAIN PERSONS PARTICIPATING IN THIS OFFERING MAY ENGAGE IN TRANSACTIONS THAT STABILIZE, MAINTAIN, OR OTHERWISE AFFECT THE PRICE OF THE DEBENTURES OR THE COMMON STOCK. SUCH TRANSACTIONS MAY INCLUDE STABILIZING AND THE PURCHASE OF DEBENTURES TO COVER SYNDICATE SHORT POSITIONS. FOR A DESCRIPTION OF THESE ACTIVITIES, SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

  The following summary is qualified in its entirety by the more detailed information and the Consolidated Financial Statements of the Company and Notes thereto included or incorporated by reference in this Prospectus. Except as otherwise specified, the information in this Prospectus assumes no exercise of the Underwriters' over-allotment option. See "Underwriting". References in this Prospectus to the "Company" mean the Company, its predecessors, and its and their subsidiaries from time to time, unless the context otherwise requires. Boston Chicken(R) and Boston Market(R) are trademarks owned by the Company, and Einstein Bros.(TM) and Noah's New York Bagels(R) are trademarks owned by Einstein/Noah Bagel Corp.

                                  THE COMPANY

  The Company franchises and operates retail food service stores under the Boston Market brand name that specialize in fresh, convenient meals featuring home style entrees of chicken, turkey, ham, and meat loaf, as well as sandwiches and a variety of freshly prepared vegetables, salads, and other side dishes. As of April 10, 1997, the Boston Market system included 1,124 stores located in 38 states and the District of Columbia, 883 of which are operated by area developers partially financed by the Company with convertible secured revolving loans, 223 of which are Company stores, and 18 of which are operated by other franchisees. See "The Company--Area Developers". As of April 10, 1997, the Company had entered into area development agreements that provide for the development of 2,457 additional stores. The Company currently estimates that there will be approximately 1,400 Boston Market stores in operation systemwide by the end of 1997. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" ON PAGE 7. See also "The Company--Area Developers".

  The Boston Market concept combines the fresh, flavorful, and appealing meals associated with traditional home cooking with the convenience associated with fast food. Boston Market stores feature a clean, bright, and inviting environment to purchase a meal for take-out or in-store dining. Primary entrees include rotisserie roasted chicken and turkey breast, double-glazed baked ham, and double-sauced meat loaf. Side dishes designed to complement these entrees include mashed potatoes made from scratch, corn, stuffing, creamed spinach, butternut squash, garlic and dill potatoes, baked beans, macaroni and cheese, cranberry walnut relish, cinnamon apples, and a variety of chilled salads. Stores also offer a variety of freshly carved chicken, turkey, ham and meat loaf sandwiches under the Boston Carver(R) and Extreme Carver(TM) brand names; fresh-baked chicken pot pies; chicken and other soups; beverages; desserts; and other items.

  The Company owns approximately 17.3 million shares (representing approximately 53%) of the outstanding common stock of Einstein/Noah Bagel Corp. ("ENBC") as of April 10, 1997. ENBC franchises and operates specialty retail stores that feature fresh-baked bagels, cream cheeses, coffee, and other related products, primarily under the Einstein Bros. Bagels and Noah's New York Bagels brand names. The common stock of ENBC is quoted on the Nasdaq National Market under the symbol "ENBX". On April 10, 1997, the last sale price of the common stock of ENBC as reported on the Nasdaq National Market was $21 1/2 per share. See "The Company--Einstein/Noah Bagel Corp."

  The Company was incorporated as a Massachusetts corporation in March 1988 and was reincorporated in the State of Delaware in September 1993. The Company's principal executive offices are located at 14103 Denver West Parkway, P.O. Box 4086, Golden, Colorado 80401-4086, and its telephone number is (303) 278-9500.

                                  RISK FACTORS

  AN INVESTMENT IN THE DEBENTURES OFFERED HEREBY INVOLVES CERTAIN RISKS. SEE "RISK FACTORS".

                                  THE OFFERING

Debentures offered hereby....... $200,000,000 principal amount of     %
                                 Convertible Subordinated Debentures due
                                 2004.

Interest Payment Dates..........      and     , commencing    , 1997.

Maturity........................         , 2004.

Conversion Rights............... The Debentures are convertible into shares of Common Stock at any time prior to
                                 maturity or redemption at a conversion
                                 price of $     per share, subject to
                                 adjustment under certain conditions.

Optional Redemption by
 the Company.................... The Debentures are not redeemable prior to
                                     , 2000. Thereafter, the Debentures
                                 are redeemable at any time and from time to time at the option of the Company, in whole or in part, at the redemption prices set forth herein, plus accrued interest.

Change in Control............... Upon a Change in Control, holders of the
                                 Debentures will have the right, subject to certain restrictions and conditions, to require the Company to purchase all or any part of their Debentures at the principal amount thereof, plus accrued interest.

Subordination................... The Debentures are subordinated to all existing and future Senior Indebtedness of the Company. As of April 10, 1997, the Company had approximately $311.9 million of indebtedness outstanding (excluding accrued interest thereon) that would have constituted Senior Indebtedness. The Debentures will rank pari passu with the Company's outstanding LYONs and 4 1/2% Debentures. The Indenture governing the Debentures will not restrict the incurrence of Senior Indebtedness or other indebtedness by the Company.

Use of Proceeds................. The Company intends to use the net proceeds from this offering primarily
                                 for development of the Boston Market
                                 system, including providing partial
                                 financing for certain of its area
                                 developers and Boston Market
                                 International, Inc. Net proceeds will
                                 also be used to fund the Company's
                                 obligations under its convertible loan
                                 to Progressive Food Concepts, Inc. and
                                 may be used to pursue related
                                 opportunities in the emerging ready-to-
                                 heat and specialty perishables market
                                 segments. In addition, net proceeds
                                 will be used for the repayment of
                                 borrowings under the Company's
                                       revolving credit facility and for
                                       general corporate purposes, which may
                                       include the purchase of stores from
                                       area developers, the purchase from the
                                       equity holders of BC New York, L.L.C.
                                       of a minority of their equity
                                       interests, and funding obligations
                                       under the Company's credit facility
                                       with ENBC. See "Use of Proceeds".

Nasdaq SmallCap Market Symbol........ The Debentures have been approved for quotation on the Nasdaq SmallCap Market
                                      under the symbol "BOSTH". The Common Stock
                                      is quoted on the Nasdaq National Market
                                      under the symbol "BOST".

                 SUMMARY CONSOLIDATED FINANCIAL AND STORE DATA
           (IN THOUSANDS, EXCEPT PER SHARE DATA AND NUMBER OF STORES)

                                                   FISCAL YEARS ENDED(1)
                                                ------------------------------
                                                DEC. 25,  DEC. 31,   DEC. 29,
                                                  1994      1995     1996(2)
                                                --------  --------  ----------
CONSOLIDATED STATEMENTS OF OPERATIONS DATA:
  Total revenue................................ $ 96,151  $159,479  $  264,508
  Income from operations.......................   24,611    67,238      91,329
  Net income...................................   16,173    33,559      66,958
   Net income per common and equivalent share.. $   0.38  $   0.66  $     1.01
   Weighted average number of common and equiv-
    alent shares outstanding...................   42,861    50,972      66,501
  Ratio of earnings to fixed charges (3).......     3.97      4.23        5.91
STORE DATA (UNAUDITED):
  Systemwide Boston Market store revenue (4)... $383,691  $792,948  $1,166,591
  Number of Boston Market stores:
    Beginning of year..........................      217       534         829
    Opened.....................................      323       310         273
    Closed (5).................................       (6)      (15)        (15)
                                                --------  --------  ----------
    End of year................................      534       829       1,087
                                                ========  ========  ==========
    Company stores.............................       41         3         105
    Franchised stores..........................      493       826         982

                                                           AT DEC. 29, 1996
                                                      --------------------------
                                                        ACTUAL   AS ADJUSTED (6)
                                                      ---------- ---------------
CONSOLIDATED BALANCE SHEET DATA:
  Working capital.................................... $   58,829    $
  Notes receivable...................................    800,519     800,519
  Total assets.......................................  1,543,616
  Long-term debt.....................................    312,454
  Stockholders' equity............................... $  935,840    $935,840

--------
(1) The Company's fiscal year is the 52/53-week period ending on the last Sunday in December and normally consists of 13 four-week periods. The first quarter consists of four periods and each of the remaining quarters consists of three periods.
(2) On June 17, 1996, the Company began consolidating ENBC's results of operations as a result of the Company's conversion of its loan to ENBC into a majority equity interest in ENBC's common stock. Giving pro forma effect to the Company's loan conversion as of the beginning of the Company's fiscal year, revenue, net income, and net income per common and equivalent share were $292,030,000, $59,522,000, and $0.90, respectively.
(3) For purposes of computing the ratio of earnings to fixed charges, earnings consist of income before income taxes and fixed charges. Fixed charges include interest expense and a percentage of rents which management deems representative of an interest factor.
(4) Includes gross revenue for all stores in the Boston Market system.

(5) Such stores were closed due to operating or site-related issues , changes in the market or trade area, changes in store development strategy, or failure of the store to meet desired sales or profitability levels. Of such stores, the Company closed two stores located in Michigan and area developers closed the remaining stores located in 15 states. Such stores were open for an average of 2.5 years prior to their closing. Costs associated with such closings were expensed by the owners of such stores.

(6) Adjusted to reflect the consummation of this offering and the application of the net proceeds therefrom as set forth under "Use of Proceeds". See also "Capitalization".

               SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

  CERTAIN STATEMENTS SET FORTH UNDER THE CAPTION "RISK FACTORS" AND ELSEWHERE IN THIS PROSPECTUS OR WHICH ARE INCORPORATED HEREIN BY REFERENCE CONSTITUTE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995. SUCH FORWARD-LOOKING STATEMENTS INVOLVE KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF THE COMPANY, ENBC, BOSTON MARKET INTERNATIONAL, INC. ("BMI"), THEIR AREA DEVELOPERS, FRANCHISEES, AND LICENSEES, BOSTON MARKET STORES, EINSTEIN BROS. BAGELS STORES AND NOAH'S NEW YORK BAGELS STORES AND PROGRESSIVE FOOD CONCEPTS, INC. ("PFCI") TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. SUCH FACTORS INCLUDE, AMONG OTHERS, THE FOLLOWING: COMPETITION; SUCCESS OF OPERATING INITIATIVES, INCLUDING ROLL-OUT OF THE F.A.S.T. TRACK(TM)(TM) SYSTEM AT BOSTON MARKET STORES; DEVELOPMENT AND OPERATING COSTS; AREA DEVELOPERS' ADHERENCE TO DEVELOPMENT SCHEDULES; ADVERTISING AND PROMOTIONAL EFFORTS; BRAND AWARENESS; ADVERSE PUBLICITY; ACCEPTANCE OF NEW PRODUCT OFFERINGS; EXPANSION OF THE HOLIDAY HOME MEAL REPLACEMENT BUSINESS; AVAILABILITY, LOCATIONS, AND TERMS OF SITES FOR STORE DEVELOPMENT; CHANGES IN BUSINESS STRATEGY OR DEVELOPMENT PLANS; AVAILABILITY AND TERMS OF CAPITAL; FOOD, LABOR, AND EMPLOYEE BENEFIT COSTS; CHANGES IN GOVERNMENT REGULATIONS; REGIONAL WEATHER CONDITIONS; AND OTHER FACTORS REFERENCED IN THIS PROSPECTUS OR IN THE COMPANY'S FORM 10-K FOR ITS 1996 FISCAL YEAR OR ANY OF THE OTHER DOCUMENTS AND INFORMATION INCORPORATED HEREIN BY REFERENCE. SEE "DOCUMENTS INCORPORATED BY REFERENCE". THE SUCCESS OF THE COMPANY, ENBC, AND BMI IS DEPENDENT ON THEIR RESPECTIVE AREA DEVELOPERS AND FRANCHISEES AND THE MANNER IN WHICH THEY OPERATE AND DEVELOP BOSTON MARKET STORES AND EINSTEIN BROS. BAGELS STORES AND NOAH'S NEW YORK BAGELS STORES. SEE "RISK FACTORS".

                                 RISK FACTORS

  In evaluating an investment in the Debentures, prospective investors should carefully consider the following factors in addition to the other information contained in this Prospectus.

COMPETITION

  The food service industry is intensely competitive with respect to food quality, concept, location, service, and price. In addition, there are many well-established food service competitors with substantially greater financial and other resources than the Company and with substantially longer operating histories. The Company believes that it competes with national, regional, and local take-out food service companies, quick service restaurants, casual full-service dine-in restaurants, delicatessens, cafeteria-style buffets, and prepared food stores, as well as with supermarkets and convenience stores.

RISKS ASSOCIATED WITH THE FOOD SERVICE INDUSTRY

  Food service businesses are often affected by changes in consumer tastes, national, regional, and local economic conditions, demographic trends, traffic patterns, and the type, number, and location of competing restaurants. Multi-unit food service chains such as the Company can also be substantially adversely affected by publicity resulting from food quality, illness, injury, or other health concerns (including food-borne illness claims) or operating issues stemming from one store or a limited number of stores, whether or not the Company is liable. Claims relating to foreign objects, food-borne illness or operating issues are common in the food service industry and a number of such claims may exist at any given time. Dependence on frequent deliveries of produce and supplies also subjects food service businesses such as the Company to the risk that shortages or interruptions in supply caused by adverse weather or other conditions could adversely affect the availability, quality, and cost of ingredients. In addition, material changes in, or the Company's failure to comply with, applicable federal, state, and local government regulations, and factors such as inflation, increased food, labor, and employee benefits costs, regional weather conditions, and unavailability of an adequate number of experienced managers and hourly employees may also adversely affect the food service industry in general and the Company's results of operations and financial condition in particular.

EXPANSION/DEPENDENCE ON AREA DEVELOPERS

  As of April 10, 1997, there were 1,124 Boston Market stores in operation systemwide. The Company has entered into area development agreements that provide for the opening of 2,457 additional stores over the next five to seven years. There can be no assurance that the Company and its area developers will be able to achieve these goals, manage expanding operations effectively, or maintain or accelerate growth. The Company has extended secured debt financing to its Boston Market area developers pursuant to which the Company has agreed to lend an aggregate of approximately $838.0 million, of which approximately $647.3 million had been advanced as of December 29, 1996. These loans subject the Company to the risks of being a secured lender, including those risks relating to borrower delinquency and default and the adequacy of the collateral for such loans. See "--Need for Additional Capital," "The Company-- Area Developers" and "Management's Discussion and Analysis of Financial Condition and Results of Operations--Liquidity and Capital Resources".

  The Company's success is dependent upon its area developers and franchisees and the manner in which they develop and operate their Boston Market stores and manage their organizational and financial resources. The opening and success of stores are dependent on a number of factors, including the availability of suitable sites, the negotiation of acceptable lease or purchase terms for such sites, permitting and regulatory compliance, the ability to meet construction schedules, the ability to hire and train qualified personnel, the financial and other capabilities of the Company and its area developers, and general economic and business conditions. Not all of the foregoing factors are within the control of the Company or its area developers. The financial resources required by the Company's area developers to comply with their area development agreements are dependent upon, among other things, the number and cost of stores developed and store operating results. The cost to develop a store ranges from $700,000 to $1.5 million. The area developers have financed, and will continue to finance, their capital requirements through borrowings from the Company, equity, debt and lease financing from third parties and internally generated funds. There can be no assurance that area developers and franchisees will have the business abilities or access to financial resources necessary to open the Boston Market stores required by their development schedules or will successfully develop or operate Boston Market stores in their development areas in a manner consistent with the Company's concepts and standards. See "The Company--Area Developers". Because the amount of additional financing that the Company may provide to area developers depends on the amount of funds internally generated by the area developers, the amount of additional equity, debt and lease financing to be obtained by the area developers from other parties and the cost of stores developed, the Company has not determined, nor is it able at present to reasonably estimate, any amount of additional financing that it may commit to such area developers. The Company has committed to lend the area developers an additional $190.7 million, which financing is expected to be substantially funded during 1997. The proceeds of this offering will be used, in part, to finance such commitments.

OPERATIONS OF EINSTEIN/NOAH BAGEL CORP.

  The Company owns approximately 17.3 million shares (representing approximately 53%) of the outstanding common stock of ENBC as of April 10, 1997. The nature of ENBC's business and operations expose it to risks substantially similar to those set forth herein with respect to the Company. In addition, ENBC is at a significantly earlier stage in its development program than is the Company. ENBC's anticipated expansion will require the addition of management, facilities, systems, and personnel. The failure by ENBC and its area developers to acquire necessary resources on a cost-effective basis could have a material adverse effect on the value of the Company's investment in ENBC and the contribution by ENBC to the earnings of the Company. There can be no assurance that ENBC and its area developers will be able to achieve their development and operating goals, manage expanding operations effectively, or maintain or accelerate growth. In addition, there can be no assurance of the viability of any of ENBC's brands in a particular geographic region or locale. The Company has made available to ENBC a $50.0 million unsecured, subordinated, non-convertible loan facility (no borrowings under which were outstanding as of April 10, 1997), which, if any amount were outstanding, would subject the Company to the risks of being an unsecured, subordinated lender, including those risks relating to delinquency and default by ENBC, the subordination of the Company's claims to senior indebtedness of ENBC, and the prior right of secured lenders to ENBC to realize upon assets of ENBC which secure such lenders' indebtedness. See "The Company--Einstein/Noah Bagel Corp."

DEVELOPMENT OF BUSINESS OF BOSTON MARKET INTERNATIONAL, INC.

  In January 1997, Boston Market International, Inc. ("BMI") entered into a letter of intent with John Sun, a restaurant developer in Southeast Asia, that contemplates the formation of a new entity that would sublicense from BMI the right to develop up to 600 Boston Market stores in Taiwan and the People's Republic of China. No officer or director of the Company currently owns an equity interest in BMI. In addition, no executive officer or director of the Company is, or will be, an executive officer or director of BMI. BMI is a newly formed entity and the Company has been advised that BMI intends to seek private equity financing from third parties, who may include officers and directors of the Company, in order to provide its initial equity capital. The Company is negotiating a license with BMI which would grant to BMI the rights to develop Boston Market stores in such countries, and a convertible loan from the Company to BMI which could be convertible into a majority equity interest in BMI. See "The Company--Current Initiatives in the Boston Market System-- Boston Market International". The success of BMI and its area developers, franchisees, licensees, and/or joint venture partners in the development of the Boston Market brand and concept in foreign markets are subject to risks similar to those set forth above for the Company and its area developers. In addition, there can be no assurance that the contemplated transactions between the Company and BMI will be consummated, foreign consumers will accept the Boston Market brand and concept, BMI will be able to successfully identify and recruit qualified area developers, franchisees, licensees, joint venture partners and suppliers in foreign markets, BMI will be able to obtain necessary foreign government approvals, or that compliance with foreign government regulations will not significantly adversely affect BMI's business plan.

DEVELOPMENT OF BUSINESS OF PROGRESSIVE FOOD CONCEPTS, INC.

  The Company has provided a $17.0 million convertible loan to Progressive Food Concepts, Inc. ("PFCI"). PFCI has entered into a series of agreements with Harry's Farmers Market, Inc. ("Harry's"), an operator of retail food stores in the Atlanta area. PFCI is a newly formed entity in which Scott Beck, the Company's Chairman of the Board, President and Chief Executive Officer, and Saad Nadhir, the former Co-Chairman of the Board and President of the Company, each own a 46.2% equity interest, and Harry's owns a 7.6% interest. Messrs. Beck and Nadhir have expressed their intention to transfer a significant portion of their shares of PFCI common stock to other persons as PFCI's business plan becomes more defined and is implemented. The success of PFCI is subject to the finalization and implementation of a business plan, adaptability of the Harry's business concepts to new markets and acceptance of such concepts by consumers in such markets, raising sufficient capital, obtaining the management and infrastructure necessary to implement such business plan, financial condition and results of operations of Harry's, and competition in the perishable fresh food, prepared foods, and specialty food businesses, as well as the grocery business generally. See "The Company-- Progressive Food Concepts, Inc."

NEED FOR ADDITIONAL CAPITAL

  The Company anticipates that it will have a continuing need for additional capital to accomplish its and its area developers' expansion goals. There can be no assurance that the Company will be able to raise such capital when needed on satisfactory terms. To the extent such capital is obtained through the incurrence of indebtedness by the Company, the terms of the Debentures do not restrict such indebtedness from being secured by any or all of the Company's assets or ranking senior in right of payment to the Debentures. A substantial portion of the Company's assets are currently pledged to secure indebtedness of the Company. See Note 6 of Notes to Consolidated Financial Statements. In addition, the Company currently offers loans to its area developers, ENBC, and PFCI, and is expected to offer loans to BMI, under loan agreements pursuant to which the Company is, and will be, subject to the risks of being a lender. See "The Company--Area Developers," "The Company--Current Initiatives in the Boston Market System--Boston Market International", "The Company--

Einstein/Noah Bagel Corp." and "The Company--Progressive Food Concepts, Inc." The Company's management of its capital resources may be affected by the amount and timing of advances under such loan agreements and additional loan agreements. The Company's obligations under the loan agreements could affect the amount and timing of the Company's future capital financing requirements.

EFFECT OF CERTAIN CHARTER, BYLAW, AND OTHER PROVISIONS

  The Company's Certificate of Incorporation and Bylaws include certain provisions that may have the effect of discouraging a change in control of the Company. Such provisions include the requirement that all stockholder action must be effected at a duly-called annual or special meeting of stockholders and the requirement that stockholders follow an advance notification procedure for stockholder nominations of candidates for the Board of Directors and to present other stockholder business to be considered at any meeting of stockholders. In addition, the Board of Directors has the authority, without further action by the stockholders, to issue up to 20,000,000 shares of preferred stock in one or more series and to fix the rights, preferences, privileges, and restrictions thereof, and to issue authorized but unissued shares of Common Stock up to the maximum of 480,000,000 shares. The issuance of preferred stock or additional shares of Common Stock could have the effect of delaying, deferring, or preventing a change in control of the Company, even if such change in control would be beneficial to the Company's stockholders.

  The terms of the Company's LYONs and 4 1/2% Debentures provide that the Company will be required, as of 40 business days after the occurrence of a Change in Control (as defined) of the Company (occurring on or prior to June 1, 2000, in the case of the LYONs), to purchase for cash any LYON or 4 1/2% Debenture, at the option of the holder, for a Change in Control Purchase Price equal to the Issue Price plus accrued Original Issue Discount (in the case of a LYON), or 100% of the principal amount thereof, plus accrued but unpaid interest (in the case of a 4 1/2% Debenture), through the Change in Control Purchase Date. The Change in Control purchase features of the LYONs and the 4 1/2% Debentures may in certain circumstances have an anti-takeover effect. The definition of "Change in Control" for purposes of the LYONs and the 4 1/2% Debentures is set forth in the indenture related to the LYONs and the indenture related to the 4 1/2% Debentures, respectively, which are exhibits to the Registration Statement of which this Prospectus is a part. The Debentures offered hereby contain provisions substantially identical to those discussed above with respect to the 4 1/2% Debentures in the event of a Change in Control. See "Description of Debentures--Purchase of Debentures at the Option of Holders upon a Change in Control". If a Change in Control was to occur, there can be no assurance that the Company would have sufficient funds to pay the Change in Control Purchase Price for all Debentures, LYONs, and 4 1/2% Debentures tendered by the holders thereof.

                                  THE COMPANY

  The Company franchises and operates retail food service stores under the Boston Market brand name that specialize in fresh, convenient meals featuring home style entrees of chicken, turkey, ham, and meat loaf, as well as sandwiches and a variety of freshly prepared vegetables, salads, and other side dishes. As of April 10, 1997, the Boston Market system included 1,124 stores located in 38 states and the District of Columbia, 883 of which are operated by area developers partially financed by the Company with convertible secured revolving loans, 223 of which are Company stores, and 18 of which are operated by other franchisees. As of April 10, 1997, the Company had entered into area development agreements that provide for the development of 2,457 additional stores. The Company currently estimates that there will be approximately 1,400 Boston Market stores in operation systemwide by the end of 1997. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" ON PAGE 7. See also "--Area Developers".

  The Boston Market concept combines the fresh, flavorful, and appealing meals associated with traditional home cooking with the convenience associated with fast food. Boston Market stores feature a clean, bright, and inviting environment to purchase a meal for take-out or in-store dining. Primary entrees include rotisserie roasted chicken and turkey breast, double-glazed baked ham, and double-sauced meat loaf. Side dishes designed to complement these entrees include mashed potatoes made from scratch, corn, stuffing, creamed spinach, butternut squash, garlic and dill potatoes, baked beans, macaroni and cheese, cranberry walnut relish, cinnamon apples, and a variety of chilled salads. Stores also offer a variety of freshly carved chicken, turkey, ham, and meat loaf sandwiches under the Boston Carver and Extreme Carver brand names; fresh-baked chicken pot pies; chicken and other soups; beverages; desserts; and other items.

  Certain members of the Company's current management made their initial investment in the Company in December 1991, at which time there were approximately 33 stores operating under the Boston Chicken name. After an extensive review of the Boston Chicken concept, members of the Company's management invested additional capital and acquired control of the Company in the spring of 1992. Subsequently, the Company substantially refined the Boston Chicken concept, developed an attractive prototype store, created a network of area developers, installed systemwide voice and data communications systems, and achieved significant development momentum in most major markets in the United States. With these formation and development phases completed, the Company shifted its focus to evolving the Boston Chicken concept and increasing operational efficiency. Further evolution of the concept was initiated in early 1995 with the addition of turkey, ham, and meat loaf dinner entrees, expansion of the line of sandwiches, salads, and soups, and entry into the holiday home meal replacement business. To reflect the variety of complete meals offered and to establish a broad platform for future growth, the Company changed the name of Boston Chicken stores to Boston Market.

AREA DEVELOPERS

  General. The Company relies on area developers to achieve rapid penetration of targeted markets. The Company believes that having a relatively small group of area developers, each led by an experienced retail food service veteran with substantial equity invested in the area developer, is a superior means to achieve market leadership than more traditional franchising approaches which utilize a large number of franchisees. By concentrating its expansion efforts through these focused area development organizations, the Company believes it is able to achieve focused systemwide expansion and create operating and advertising efficiencies.

  The following table sets forth certain information as of April 10, 1997, concerning the Company's 15 domestic area developers. The operating principals of such area developers listed below each have experience in the multi-unit retail industry ranging from 16 to 27 years. The additional stores committed by each area developer are generally required to be opened over the next five to seven years. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" ON PAGE 7.

                                                                                    ADDITIONAL
                                                             OPERATING     STORES     STORES
        AREA DEVELOPER             PRIMARY MARKETS           PRINCIPAL      OPEN    COMMITTED
        --------------        ------------------------   ----------------- ------   ----------
 BC Boston, L.P.(1)           Portions of                Patrick McDonnell   55         148
                              Massachusetts, Vermont,
                              Maine, New Hampshire,
                              Rhode Island and New
                              York
 BC GoldenGate, L.L.C.        Portions of Central and    John Cutter         54         182
                              Northern California and
                              Nevada
 BC Great Lakes, L.L.C.       Portions of Illinois,      John Morlock       111          44
                              Wisconsin, Michigan and
                              Ohio
 BC Heartland, L.L.C.         Portions of Indiana,       John Morlock        12         111
                              Illinois, Michigan and
                              Wisconsin
 BC Northwest, L.P.           Portions of Washington,    Dennis Mullen       53          93
                              Oregon and Idaho
 BC Superior, L.L.C.          Portions of Maryland,      Steven Quamme       48         275
                              Virginia, West Virginia,
                              Alabama, Ohio,
                              Pennsylvania, Kentucky,
                              Tennessee and
                              Mississippi
 BC Texas, Inc.               Portions of Texas          Michael Donovan     64         209
 BC Tri-States, L.L.C.        Portions of Connecticut,   Robert Anarumo       8         259
                              New York and New Jersey
 BCE West, L.P.(1)            Arizona, Colorado, New     Larry Hohl          60         156
                              Mexico, Utah, and
                              Portions of Nevada and
                              Wyoming
 Boston West, L.L.C.          Portions of Central and    Alan Palmieri       89          95
                              Southern California
 Finest Foodservice, L.L.C.   Portions of Iowa,          Dave Goebel         72         163
                              Illinois, Kansas,
                              Minnesota, Missouri,
                              Nebraska, South Dakota
                              and Wisconsin
 Mayfair Partners, L.P.       Washington, D.C.,          Steven Quamme       56          15
                              Northern Virginia, and
                              Portions of Maryland
 P&L Food Services, L.L.C.(1) Portions of New York,      Patrick McDonnell   52         172
                              Ohio, Pennsylvania and
                              West Virginia
 Platinum Rotisserie, L.L.C.  North Carolina and         Anthony Wedo        50         353
                              Portions of South
                              Carolina, New Jersey,
                              Tennessee, Georgia,
                              Pennsylvania and
                              Virginia
 R&A Food Services, L.P.      Central and Southern       Terry Spaight       99         182
                              Florida
                                                                            ---       -----
    Total                                                                   883(2)    2,457
                                                                            ===       =====

(1) Lawrence Beck, Scott Beck's father, owns a controlling interest in such area developers. The Company does not believe Lawrence Beck is an affiliate of the Company. No director or officer of the Company, or a member of their immediate families, owns a controlling interest in any other area developer. See "--Area Developer Ownership".

(2) In addition, other franchisees operate 18 stores and the Company operates 223 stores.

  The Company and its area developers are currently exploring alternative organizational strategies that may include possible area developer combinations. See "--Current Initiatives in the Boston Market System-- Organizational Strategy". At December 29, 1996, the Company had 15 domestic area developers compared with 20 domestic area developers at the end of its 1995 fiscal year. The reduction in the total number of area developers was the result of the acquisition by the Company of Mid-Atlantic Restaurant Systems L.P. ("Mid-Atlantic"), Mid-Atlantic's acquisition of New Jersey Rose, L.L.C. ("New Jersey Rose") and the combination of three area developers with three other area developers. Each of the combinations involved area developers with geographically contiguous territories. Such combinations were the result of negotiations between the area developers and were conditioned upon the consent of the Company in its capacity as franchisor. The Company believes that future consolidation of area developers primarily will be the result of negotiations by and among such area developers, with input and suggestions from the Company in its capacity as franchisor. The Company will continue to determine whether or not to consent to any such combination on a case-by-case basis. During 1995 and 1996, area developers have used an aggregate of $10.3 million borrowed under their secured loan agreements with the Company to acquire equity interests in, or to purchase assets from, other area developers.

  Area Developer Ownership. No officer or director of the Company owns a controlling equity interest in any area developer. Lawrence Beck (i) is a minority investor in R&A Food Services, L.P. ("R&A") and a director of, and minority stockholder in, R&A Food Services, Inc., the general partner of R&A,
(ii) is the majority equity holder in P&L Food Services, L.L.C., (iii) owns, with entities controlled by him, all of the equity interests in BC Boston, L.P., and (iv) owns, with entities controlled by him, a majority of the limited partnership interests and all of the general partnership interests of BCE West, L.P. Jeffry J. Shearer, a former Vice Chairman of the Board and former director of the Company, Peer D. Pedersen, son of Peer Pedersen, a director of the Company, and Lawrence Beck are each minority stockholders in BC Chicago, Inc., which is the managing member of BC Great Lakes, L.L.C. ("BC Great Lakes"). Peer Pedersen and Dean L. Buntrock, a director of the Company, two members of Mr. Buntrock's family, and a Buntrock family trust are limited partners of BC Detroit/Seattle, L.P. ("BC Detroit/Seattle"), which is a partner of BC Detroit, L.P., which is a member of BC Great Lakes. BC Detroit/Seattle also holds limited partnership interests in BC Northwest, L.P.

  Mark A. Link, Vice President-Financial Reporting of the Company, Saad J. Nadhir, and Mark W. Stephens, Vice Chairman of the Board and Chief Financial Officer of the Company, each own a direct equity interest in BC Equity Funding, L.L.C. ("BCEF"), which has invested an aggregate of $58.3 million in nine area developers of the Company in the form of 10% cumulative preferred equity. Scott Beck owns an indirect equity interest in BCEF as a general and limited partner of a partnership that has invested directly in BCEF, and Dean Buntrock and Peer Pedersen each own indirect equity interests in BCEF as limited partners of partnerships that have invested directly in BCEF. Such interests aggregate approximately 6.4% of the outstanding equity interest in BCEF.

  Messrs. Buntrock, Link, Peer Pedersen and Stephens, John Todd, Chief Financial Officer of the Boston Market division, and Laurence Zwain, President and Chief Executive Officer of the Boston Market division and a director of the Company, each own a direct minority equity interest in Market Partners, L.L.C. ("Market Partners") a limited liability company which has invested an aggregate of approximately $71 million in 14 area developers of the Company in the form of 8% cumulative preferred equity or warrants. Such interests aggregate approximately 10% of the outstanding equity interest in Market Partners.

  Area Developer Financing. The Company believes that the development and operation of stores in a targeted market is enhanced when an area developer is permitted to focus on development and operations, rather than on raising capital. Accordingly, the Company has made convertible loans to its area developers to partially finance store development and working capital needs and provides to certain area developers various equipment and real estate leasing programs. See Note 9 of Notes to Consolidated Financial Statements. The Company's loan agreements with its area developers generally require the area developer to expend at least 75% of its contributed capital toward developing stores prior to drawing on its revolving loan, with advances permitted during a two or three-year draw period (or additional draw period in the event of a loan amendment) in a pre-determined maximum amount equal to three to four times the amount of the area developer's contributed capital. The loans are typically convertible into a majority equity interest in the area developer at a conversion price set forth in the loan agreement, which is at a premium over the per unit price paid by investors in the area developer for their equity investments, after the expiration of a moratorium period, provided generally that the area developer has completed not less than 80% of its area development commitment, or in the event of certain defaults. See Note 10 of Notes to Consolidated Financial Statements. Upon conversion, the Company would typically become majority equity owner of the area developer, resulting in the Company consolidating the area developer's operations in its financial statements. Consequently, the franchise and related fees earned by the Company (including interest, royalties, real estate related fees, software fees, and other fees) from such area developer would be eliminated in consolidation. The operating results of the area developer (primarily store revenue, less expenses) would be included in the Company's financial results. Such results would be adjusted for any remaining minority interest in such area developer not acquired by the Company.

  Each area developer loan agreement contains representations, warranties, terms, and covenants standard to those of a secured loan agreement. The Company's loans to its area developers subject the Company to the risks of being a secured lender. The Company considers each area developer's use of loan proceeds, adherence to its store development schedule, store performance trends, type and amount of collateral securing the loan, prevailing economic conditions, and other factors it deems relevant at the time in evaluating whether to establish an allowance for potential loan losses. See Note 10 of Notes to Consolidated Financial Statements.

  As a result of executing the rapid expansion strategy required by the Company, Boston Market financed area developers have incurred net losses in each of the last three years. The net losses incurred over this three-year period, which aggregated $156.5 million in 1996, $148.3 million in 1995, and $51.3 million in 1994, include (a) depreciation and amortization charges of approximately $93.0 million, (b) approximately $148.0 million attributable to investment overhead, scale inefficiencies in operating overhead, and other start-up costs which the Company believes are necessary to establish the Boston Market brand in new territories and open stores at a rate sufficient to gain a competitive advantage, and (c) royalties, interest, and other franchise related fees that would no longer be incurred in the event the Company were to acquire, or convert its convertible secured loans to, such financed area developers. The net loss amounts for each of the fiscal years represent the aggregate net loss amounts for all financed area developers, the operations of which were not consolidated into the Company's financial statements as of the date the Company first reported such losses for such fiscal year. As a result of the foregoing factors, as well as ongoing improvements to store operating performance and increases in scale efficiencies, the Company does not consider these start-up losses to be a meaningful financial measure during this rapid expansion phase (i.e., that period during which new stores constitute a significant percentage of the store base). The Company believes the rapid expansion phase for most of its developers should last approximately four to five years from the time significant development commences in such area developer's area of dominant influence ("ADI"). As the rapid expansion phase ends, the size of the area developer's store base should enable the developer to gradually reduce and eventually recover such start-up losses. The reduction in and recovery of losses is expected to be driven primarily by lower investment overhead, increased operational and advertising efficiencies, greater economies of scale, and further increases in store revenue through continued product and service enhancements. The point at which losses may be recovered will vary by area developer depending primarily upon the size and timing of the area developer's store development schedule, the achievement of advertising efficiency, the level of interest charges, the intensity of competition, and the quality of management; however, there can be no assurance that such losses will be recovered. Because the financed area developers are generally two to three years into significant store development in their respective ADIs, the Company believes substantially all of its financed area developers will remain in the rapid expansion phase during 1997 in most of their ADIs; however, the Company expects that area developer aggregate net losses will be lower in fiscal 1997 than in fiscal 1996. Subsequent to the completion of the rapid expansion phase, the

Company expects area developer profitability to be a more meaningful factor in assessing loan recoverability and any future loan commitments. Although the Company believes its current financed area developers will achieve profitability, in the event the foregoing strategy does not come to fruition or an area developer otherwise fails to achieve a sufficient level of profitability subsequent to the completion of its rapid expansion phase, such event could have a material adverse impact on the Company's financial position and results of operations. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" ON PAGE 7.

AREA DEVELOPER CONVERSIONS OR ACQUISITIONS

  Mid-Atlantic. In April 1996, the Company acquired a 93% interest in Mid-Atlantic, the area developer for the Philadelphia area, for an aggregate purchase price totaling $60.3 million, which included the assumption of $38.5 million in liabilities (including trade payables) owed to third parties by Mid-Atlantic. The Company's $30.0 million convertible loan to Mid-Atlantic was eliminated in the Company's consolidated financial statements. At the date of the acquisition, Mid-Atlantic operated 78 stores. The acquisition was accounted for as a purchase and, accordingly, the purchase price was allocated to identified assets and liabilities based upon their fair values at the date of acquisition, resulting in the Company recording $74.4 million in goodwill. The results of operations of Mid-Atlantic have been included in the Company's consolidated results of operations since the date of such acquisition. The Company was approached by Mid-Atlantic's largest equity holder regarding whether the Company had an interest in purchasing its equity interest in Mid-Atlantic. Given the desire of such equity holder to sell its interest, the Company decided, in the exercise of its business judgment, to acquire Mid-Atlantic primarily based on the Company's desire to own additional Company stores, the accelerated status of Mid-Atlantic's market penetration (due primarily to its purchase and conversion of a significant number of Roy Rogers stores in 1994), Mid-Atlantic having substantially completed its original development schedule, the anticipated future performance of Mid-Atlantic's stores and the Company's belief that the Company was able to more efficiently and economically obtain any remaining required financing. The acquisition of Mid-Atlantic was the result of arms' length negotiations between the Company and the equity holders of Mid-Atlantic, none of whom was an officer or director of the Company.

  New Jersey Rose. In July 1996, the Company converted its loan to New Jersey Rose, the area developer for the southern New Jersey area, into a 71% equity interest in New Jersey Rose. The conversion premium on such loan was 15% above the price per unit paid by the equity holders in New Jersey Rose. Immediately after such conversion, Mid-Atlantic acquired 100% of the equity interests in New Jersey Rose from the Company and the minority equity holders of New Jersey Rose for an aggregate purchase price of $13.4 million, which included the assumption of $1.1 million in liabilities (including trade payables) owed to third parties by New Jersey Rose. At the date of such acquisition, New Jersey Rose operated 12 stores in a development territory geographically contiguous to Mid-Atlantic's development territory. The acquisition was accounted for as a purchase and, accordingly, the purchase price was allocated to identified assets and liabilities based upon their fair values at the date of acquisition, resulting in the Company recording $7.0 million of goodwill. The results of operations of New Jersey Rose have been included in the Company's consolidated results of operations since the date of such acquisition. The Company's proposal to convert its loan to New Jersey Rose and Mid-Atlantic's decision to acquire the remaining equity interest in New Jersey Rose were based primarily on the geographically contiguous territory of New Jersey Rose to that of Mid-Atlantic, Mid-Atlantic's desire to own such stores and to spread overhead costs over a larger store base. In addition, Harry Rose, the principal equity holder and the operator of New Jersey Rose, desired to become an area developer of ENBC, with rights to develop significantly more Einstein Bros. stores than the 20 Boston Market stores that New Jersey Rose had the right to develop. In order for Harry Rose to be able to devote sufficient attention to such venture, he desired to sell his equity interest in New Jersey Rose. New Jersey Rose's waiver of the loan conversion moratorium was the result of arms' length negotiations between the Company and New Jersey Rose and was based on Mid-Atlantic's agreement to acquire the remaining equity interest in New Jersey Rose from the holders thereof. No officer or director of the Company held an ownership interest in New Jersey Rose.

  BC New York. In March 1997, the Company acquired a 73% equity interest in BC New York, L.L.C. ("BCNY") for an aggregate purchase price totaling $88.0 million, which included conversion of the Company's loan to BCNY and the assumption of $8.0 million in liabilities (including trade payables) owed to third parties by BCNY. The conversion premium on such loan was 15% above the price per unit paid by the equity holders in BCNY. As of the date of the acquisition, total outstanding loan advances to BCNY aggregated $80.0 million. Additionally, the Company has agreed to acquire an additional 11% of the equity of BCNY from the current BCNY equity holders for approximately $15.0 million, with the form of the consideration being subject to continuing negotiations with such holders. Upon consummation of this transaction, such holders will retain approximately 16% of the outstanding equity of BCNY (constituting 60% of their original ownership interest) and the Company has no obligation to acquire such interests. As a result of the foregoing loan conversion, and assuming the Company purchases the additional 11% of the equity of BCNY, the Company will have approximately an 84% interest in BCNY. The BCNY transaction added 118 Boston Market stores, operating in the metropolitan New York area, northern New Jersey, and Connecticut, to the Company store base. As part of the transaction, the management of, and current equity investors in, BCNY formed a new Boston Market area developer which acquired the right to develop approximately 260 additional Boston Market stores in the New York metropolitan area. The Company expects that such area developer will also operate the 118 Boston Market stores for the Company on terms to be negotiated. The conversion was accounted for as a purchase and, accordingly, the purchase price was allocated to identified assets and liabilities based upon their fair values at the date of conversion, resulting in the Company recording $83.2 million of goodwill (based upon a preliminary allocation). The results of operations of BCNY have been included in the Company's consolidated results of operations since the date of the loan conversion. Certain officers and directors of the Company hold a 10% interest in Market Partners, which held a warrant to acquire a minority equity interest in BCNY. Subsequent to its conversion of the BCNY loan, the Company acquired the warrant for $2.9 million. The Company's proposal to convert its loan to BCNY was based primarily on the Company's desire to own additional Company stores, the concentration of BCNY stores reflective of store penetration in a mature market, geographically contiguous territory to an existing Company market, the anticipated future performance of BCNY's stores and the Company's ability to consummate the transaction utilizing a structure which did not foreclose the infusion of additional local equity capital in a new area developer. BCNY's waiver of the loan conversion moratorium was the result of arms' length negotiations between the Company and BCNY. The Company believes that such waiver was primarily dependent on the Company's willingness to transfer the BCNY development rights with respect to the approximately 260 additional Boston Market stores to the new area developer formed by management of, and current equity investors in, BCNY, and a negotiated purchase price associated with the proposed acquisition of the 11% equity interest of the current BCNY equity holders.

  Conversion or Acquisition Criteria. Any determination to convert any area developer loan or otherwise acquire an equity interest in any developer involves a variety of economic and operational considerations, including the projected financial impact of converting the loan, the status of the area developer's market penetration, the performance of the area developer's stores, the Company's desire to own such stores and the willingness of the Company to incur the risk of owning such stores versus receiving income as a franchisor, lender, and service provider, the Company's ability to manage stores if necessary, the future capital requirements of the area developer and its ability to raise a portion of such capital, and the demand on Company resources. However, factors or circumstances unique to a specific transaction may also impact the Company's decision. In addition, any loan conversion or other acquisition of an equity interest in an area developer by the Company would not be indicative of whether the Company intended to, or would, convert or otherwise acquire an equity interest in any other area developer. There can be no assurance that the Company will exercise its future rights to acquire an equity interest in any area developer to which it provides financing or that such exercise will result in control of the area developer. The Company has no present intention to convert any of its area developers' loans or otherwise acquire an equity interest in any area developer.

CURRENT INITIATIVES IN THE BOSTON MARKET SYSTEM

  Menu

  The Company believes that variety is a primary factor influencing customer trial and frequency. As a result, the Company has significantly expanded its menu offerings to include additional dinner entrees and a line of salads, soups, and Boston Carver sandwiches. The Company is currently extending its Boston Carver sandwich brand with a line of four indulgent sandwiches marketed under the Extreme Carver brand name. In addition, the Company has expanded its Boston Hearth(TM) brand of holiday foods to include Boston Hearth breasts of turkey, which are marinated and slow-roasted in Boston Market rotisserie ovens, and banquet meal packages which serve from 10 to 24 people. The Company continually evaluates the Boston Market menu, including product price points, in its attempt to maximize customer trial and frequency.

  F.A.S.T. Track(TM)(TM)

  The Company and its area developers are currently in the process of implementing a new customer service system, known as the F.A.S.T. (Faster Average Service Times) Track system that is designed to enable Boston Market stores to serve more customers faster, especially during peak hours. The F.A.S.T. Track system is being implemented in all new Boston Market stores and being retrofitted to many existing Boston Market stores. The F.A.S.T. Track system modifies the way orders are taken and processed by allowing customers to make menu selections and pay for their meals first, before the server begins preparing the order. Using this new system, servers at various stations assemble the individual items in the customer's order (hot and cold sides, sandwiches, entrees, and desserts) at the same time. The F.A.S.T. Track system has been shown to significantly reduce service times in stores in which the new system has been implemented and optimized.

  Organizational Strategy

  The Company and its area developers are exploring alternative organizational strategies in an effort to minimize area developer overhead expenses while maximizing store level performance. The alternative organizational strategies under consideration are possible area developer combinations and store manager incentive programs. Programs under consideration include store level bonus compensation plans that are based upon store performance and potential store level ownership opportunities for the store manager. The Company believes that the implementation of such initiatives could reduce overhead expenses and enhance the ability of the Company and its area developers to attract and retain highly motivated store managers who would deliver consistently superior performance at the store level. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" ON PAGE 7.

  Boston Market International

  The Company is in the preliminary stage of taking the Boston Market brand into foreign markets, which could occur through license, franchise, area development, joint venture, or other arrangements. In January 1997, BMI entered into a letter of intent with John Sun, a restaurant developer in Southeast Asia that contemplates the formation of a new entity that would sublicense from BMI the right to develop up to 600 Boston Market stores in Taiwan and the People's Republic of China. BMI is a newly formed entity and the Company has been advised that BMI intends to seek private equity financing from third parties in order to provide its initial equity capital. The Company is negotiating a license with BMI which would grant to BMI the rights to develop Boston Market stores in such countries, and a convertible loan from the Company to BMI which could be convertible into a majority equity interest in BMI. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" ON PAGE 7. See also "Risk Factors--Development of Business of Boston Market International, Inc."

  Vendor Consolidation

  The Company is working to consolidate the number of vendors who provide products and services to the Boston Market system. The Company believes that, based upon the number of stores in the Boston Market system and the volume purchases associated therewith, it is capable of negotiating purchase agreements that will provide savings to it and its area developers.

EINSTEIN/NOAH BAGEL CORP.

  General. In March 1995, the Company made an investment in ENBC, which was created through the combination of a number of leading regional bagel retailers. ENBC franchises and operates specialty retail stores that feature fresh-baked bagels, cream cheeses, coffee, and other related products, primarily under the Einstein Bros. Bagels and Noah's New York Bagels brand names. The Company owns approximately 17.3 million shares (representing approximately 53%) of the outstanding common stock of ENBC as of April 10, 1997. The common stock of ENBC is quoted on the Nasdaq National Market under the symbol "ENBX". On April 10, 1997, the last sale price of the common stock of ENBC as reported on the Nasdaq National Market was $21 1/2 per share. ENBC's principal business objective is to become the leading specialty retailer of fresh-baked bagels and related products in the United States and to ultimately support and extend its consumer brands through alternate distribution channels, such as wholesale and contract food service.

  ENBC Area Developers. As of April 10, 1997, ENBC had 400 stores in operation systemwide, all which were operated by area developers financed in part by ENBC. Such financing generally permits ENBC in certain circumstances to convert its loan into a majority equity interest in the area developer at a premium over the price per unit paid by the investors in the area developer for their equity investments. As of April 10, 1997, ENBC had entered into area development agreements that provide for the development of 1,067 additional stores, the majority of which are scheduled to open over the next three years. SEE "SPECIAL NOTE REGARDING FOWARD-LOOKING STATEMENTS" ON PAGE 7.

  The following table sets forth information as of April 10, 1997 concerning ENBC's 12 area developers. The operating principals of such area developers listed below each have experience in the multi-unit retail industry ranging from 10 to 30 years.

                                                                      ADDITIONAL
                               PRIMARY           OPERATING     STORES   STORES
 AREA DEVELOPER                MARKETS           PRINCIPAL      OPEN  COMMITTED
 --------------                -------           ---------     ------ ----------
 Einstein Bros. Bagels(2)
 Alamo Bagels, L.P.(3)         Dallas/Ft.     Pearce Tucker      23       87
                               Worth, Hous-
                               ton, Austin
 BCE West Bagels, L.L.C.(1)(3) Denver, Salt   Larry Hohl         56       51
                               Lake City,
                               Phoenix,
                               Tucson, Al-
                               buquerque,
                               Las Vegas,
                               Colorado
                               Springs
 Colonial Bagels, L.P.(3)      Boston,        Robert Schlacter   22       90
                               Cleveland,
                               Pittsburgh,
                               Columbus
 Finest Bagels, L.L.C.(3)      Kansas City,   Edwin Brownell     35       43
                               St. Louis,
                               Minneapolis
 Great Lakes Bagels, L.L.C.    Milwaukee,     Joseph Hoog        52      145
                               Chicago, De-
                               troit, Madi-
                               son, India-
                               napolis
 Gulfstream Bagels, L.P.(3)    Miami, Fort    Robert Hartnett    38       57
                               Lauderdale,
                               West Palm
                               Beach, Or-
                               lando, Tampa
 Liberty Foods, L.L.C.(3)      New York       Hank Huth          19      131
                               City metro-
                               politan area
 Mayfair Bagels, L.L.C.(3)     Washington,    Steven Quamme      22      127
                               D.C., Balti-
                               more, Rich-
                               mond, Atlan-
                               ta(4), Char-
                               lotte, Nor-
                               folk
 Philly Rose, L.P.(3)          Philadelphia   Harry Rose         17       68
 Sunbelt Bagels, L.L.C.        San Diego,     Pearce Tucker      17       63
                               Palm Springs
                               and portions
                               of Los Ange-
                               les

                                                                             ADDITIONAL
                                                            OPERATING STORES   STORES
AREA DEVELOPER                  PRIMARY MARKETS             PRINCIPAL  OPEN  COMMITTED
--------------                  ---------------             --------- ------ ----------
Noah's New York Bagels:
Noah's Bay Area Bagels, L.L.C.  Sacramento, San             Jim Mizes   50        45
                                Francisco/Oakland/San Jose,
                                Fresno
Noah's Pacific, L.L.C.          Portions of Los Angeles,    Jim Mizes   49       160
                                Portland, Seattle/Tacoma
                                                                       ---     -----
  Total                                                                400     1,067
                                                                       ===     =====

--------

(1) Lawrence Beck owns a controlling interest in such area developer. The Company and ENBC do not believe Lawrence Beck is an affiliate of the Company or ENBC. No officer or director of the Company or ENBC, including members of their immediate families, owns a controlling equity interest in any other area developer.

(2) Includes 11 stores operated under the Bagel & Bagel brand, one store operated under the Offerdahl's Bagel Gourmet brand, seven stores operated under the Baltimore Bagel brand, 11 stores operated under the Bagel Boulevard brand and one store operating under the Bagel Street Cafe brand.

(3) On March 28, 1997, certain of ENBC's area developers entered into letters of intent pursuant to which such area developers propose to enter into transactions in which Alamo Bagels, L.P. would be merged into Finest Bagels, L.L.C., BCE West Bagels, L.L.C. would be merged into Sunbelt Bagels, L.L.C., and Liberty Foods, L.L.C. would be merged into Colonial Bagels, L.P. On April 1, 1997, Mayfair Bagels, L.L.C. ("Mayfair") and Philly Rose, L.P. ("Philly Rose") entered into a letter of intent pursuant to which Mayfair proposes to merge into Philly Rose. In each of the transactions, owners of equity interests in the merging area developer would receive equity interests in the surviving area developer. Such letters of intent have been entered into as a result of arms' length negotiations between the relevant area developers and such proposed combinations are conditioned upon the consent of ENBC in its capacity as franchisor.

(4) Stores in the Atlanta metropolitan area operate under the Melvyn & Elmo's(TM) brand because ENBC does not currently have the right to use the Einstein Bros. Bagels brand for restaurant services in the Atlanta metropolitan area.

  Lawrence Beck is a minority investor in BCE West Bagels, L.L.C. and Colonial Bagels, L.P. In addition, Messrs. Scott Beck, Pedersen and Zwain each own a direct equity interest in Bagel Store Development Funding, L.L.C. ("BSDF"), which has an equity interest in all of the ENBC area developers aggregating $89.2 million. Mr. Buntrock owns an indirect equity interest in BSDF as a member of a limited liability company that has invested directly in BSDF. All of such interests aggregate approximately 16.2% of the outstanding equity interest in BSDF.

  As of April 10, 1997, ENBC had not converted (nor did it have the right to convert) any loan to any area developer or otherwise acquired any equity interest in any area developer. In making a determination to convert any ENBC area developer loan or otherwise acquire an equity interest in any ENBC area developer, ENBC expects to use the same economic and operational considerations as the Company. See "--Area Developer Conversions or Acquisitions--Conversion or Acquisition Criteria." Any loan conversion or other acquisition of any equity interest by ENBC in any ENBC area developer would not be indicative of whether ENBC intended to, or would, convert or otherwise acquire an equity interest in any other area developer. There can be no assurance that ENBC will exercise its future rights to acquire an equity interest in any area developer to which it provides financing or that such exercise will result in control of the area developer.

  ENBC's area developers are pursuing a rapid expansion strategy similar to that of the Company's area developers. Consequently, the Company believes that ENBC's area developers will continue to incur net losses during their rapid expansion phase. The Company also believes, however, that the factors applicable to start-up losses and recovery of such losses by the Boston Market area developers should apply to ENBC area developers as well. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" ON PAGE 7. See also "--Area Developers".

  Relationship with the Company. ENBC has granted to the Company an option to purchase newly issued shares of ENBC common stock for cash or registered shares of the Company's Common Stock that permits the Company to maintain ownership of up to 52% of the outstanding shares of ENBC common stock (the "ENBC Option"). In the event payment is made in registered shares of the Company's Common Stock, the Company has agreed to guarantee the price at which those shares can be sold at the market within a limited time period. The ENBC Option will terminate if (i) the Company sells or transfers shares of ENBC common stock and as a result owns less than a majority of the then outstanding shares of ENBC's voting stock or (ii) the percentage of outstanding shares of voting stock of ENBC owned by the Company is reduced below 50% other than as a result of the Company's voluntary sale or transfer of shares of ENBC common stock and the Company fails to acquire a sufficient number of shares of ENBC common stock so that it owns at least a majority of the then outstanding shares of voting stock of ENBC by July 31 of the calendar year next following the calendar year in which such reduction occurs. In calculating the percentage ownership of voting stock of ENBC owned by the Company for purposes of the ENBC Option, such calculation excludes from ownership by the Company
(i) 701,177 shares of ENBC common stock subject to options granted by the Company, (ii) any shares of ENBC common stock held by officers, directors or employees of the Company, and (iii) any shares of ENBC common stock held by any person or entity that would not be counted under generally accepted accounting principles in determining whether the Company owns a majority of the voting stock for consolidated financial statement reporting purposes. Pursuant to such calculation, as of March 31, 1997, the Company owned approximately 50.9% of the outstanding common stock of ENBC and had the right to purchase 1,096,116 shares of common stock of ENBC at prices ranging from $25.29 to $30.75 per share. ENBC also granted to the Company pursuant to a registration rights agreement five demand and unlimited piggyback registration rights under the Securities Act with respect to shares of ENBC common stock owned by the Company.

  The Company has also provided to ENBC a $50.0 million unsecured, subordinated, non-convertible loan facility. As of April 10, 1997, there was no balance outstanding under the facility. Interest on the loans will be based on the reference rate of Bank of America Illinois plus 0.5%. Any borrowings outstanding are payable on June 15, 2003. The Company may satisfy a portion of its funding obligations under the loan facility in cash or shares of Common Stock. The Company has agreed to guarantee the price of any shares of Common Stock delivered to ENBC in satisfaction of the Company's obligations under the loan facility and thereafter sold by ENBC.

  During fiscal 1996, the Company and ENBC were parties to several fee service agreements, pursuant to which the Company provided ENBC with infrastructure support services, including accounting and administration services, financial services, real estate services and computer and communications services. During fiscal 1996, ENBC paid the Company an aggregate of approximately $10.2 million pursuant to such agreements. The Company continues to provide ENBC with certain accounting and administration and computer and communications services pursuant to such agreements. ENBC and the Company are also parties to two subleases, pursuant to which ENBC is entitled to the non-exclusive use of aircraft leased by the Company from unaffiliated third party leasing companies. ENBC paid the Company an aggregate of approximately $.5 million under the two subleases. In addition, the Company subleases to ENBC approximately 38,000 square feet of office space (and certain common areas, including parking areas) for ENBC's support center located in Golden, Colorado. The sublease currently provides for rental payments of $38,000 per month and has an initial term of 15 years expiring in August 2011. The Company's agreements with ENBC were negotiated at arms' length and the Company believes that terms of such agreements are as favorable to the Company as those that it would have with an unaffiliated third party.

  Executive officers and directors of the Company are deemed to beneficially own an aggregate of 787,824 shares (representing approximately 2.4%) of the outstanding common stock of ENBC. Such number of shares include 428,359 shares of ENBC common stock subject to options or warrants. Scott Beck is Chairman of the Board of ENBC and Mark Goldston, Vice Chairman of the Board of the Company, is President, Chief Executive Officer and a director of ENBC.

PROGRESSIVE FOOD CONCEPTS, INC.

  On January 31, 1997, PFCI entered into a series of agreements with Harry's Farmers Market, Inc. ("Harry's"), an operator of retail food stores in the Atlanta area. The common stock of Harry's is quoted on the Nasdaq National Market under the symbol "HARY". The transaction permits PFCI to develop a business model based on Harry's existing businesses and potentially acquire a significant equity investment in Harry's. The Company has provided PFCI with a $17.0 million secured loan that is convertible, after a moratorium period and subject to PFCI meeting certain financial performance criteria, into a majority equity interest in PFCI.

  Harry's owns and operates five stores in the Atlanta area, including: three Harry's Farmers Markets, mega-markets specializing in high quality fruits, vegetables, meats and seafood, fresh bakery goods, fresh ready-to-heat and ready-to-eat prepared foods, and deli, cheese and dairy products; and two smaller Harry's In A Hurry stores, which emphasize high quality, fresh ready-to-heat prepared foods and specialty perishables. Harry's line of over 300 ready-to-heat prepared meals are made in its 28,000 square foot USDA-approved manufacturing facility, and over 200 proprietary bakery items are baked fresh daily in its 55,000 square foot bakery.

  Pursuant to the agreements with Harry's, PFCI has acquired beneficial ownership of, and a royalty-free license to use, all of Harry's intellectual property and trademark rights outside the states of Georgia and Alabama (including all rights to the Harry's Farmers Market and Harry's In A Hurry retail concepts) and access to Harry's personnel, information, and facilities for purposes of developing a business model based on Harry's businesses. PFCI has also obtained the right to acquire, subject to certain conditions, up to seven million shares of Harry's Class A common stock (representing approximately 43% of Harry's currently outstanding common stock and approximately 20% of the voting power of such outstanding common stock), and a right of first refusal with respect to additional financings and business combination transactions into which Harry's may propose to enter.

                              RECENT DEVELOPMENTS

  The Company expects that, based on current available data, Boston Market systemwide weekly per store average ("WPSA") revenue for the quarter ending April 20, 1997 will be approximately $23,250 to $23,500 compared to $22,762 for the comparable period in 1996. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" ON PAGE 7.

                                USE OF PROCEEDS

  The net proceeds to the Company from this offering are estimated to be
approximately $   million ($   million if the Underwriters' over-allotment
option is exercised in full). The Company intends to use the net proceeds from this offering primarily for development of the Boston Market system, including providing partial financing for certain of its area developers and BMI. Net proceeds will also be used to fund the Company's obligations under its convertible loan to PFCI and may be used to pursue related opportunities in the emerging ready-to-heat and specialty perishables market segments. In addition, net proceeds will be used for the repayment of borrowings under the Company's revolving credit facility and for general corporate purposes, which may include the purchase of individual stores from area developers, the purchase from equity holders of BCNY of a minority of their interests and funding obligations under the Company's credit facility with ENBC.

  The Company anticipates repaying its revolving bank debt ($42.0 million at April 10, 1997) incurred to provide funds for loans made by the Company to area developers to finance the development of stores and for general corporate purposes. These borrowings bear interest at either the agent's reference rate plus an applicable margin or, at the Company's option, the eurodollar rate plus an applicable margin. Borrowings outstanding under the Company's revolving bank debt as of April 10, 1997 bear interest at a rate of 10.0% per annum. Any borrowings outstanding under the Company's revolving credit agreement are payable on December 1, 1999.

  A portion of the net proceeds from this offering may be used by the Company to acquire 11% of the equity of BCNY from the current equity holders for approximately $15.0 million, with the form of consideration being subject to continuing negotiations with such holders. See "The Company--Area Developer Conversions or Acquisitions".

  The Company anticipates it will call for redemption of the 4 1/2% Debentures in accordance with the terms of the indenture related thereto when the shares of the Company's Common Stock are regularly trading at a premium to the conversion price. The 4 1/2% Debentures are convertible at any time at a conversion price of $27.969 per share. At December 29, 1996, the outstanding principal amount of the 4 1/2% Debentures was $129.8 million which, upon conversion, would result in the issuance by the Company of 4.6 million shares of Common Stock. Upon any call for redemption, to the extent any holders do not exercise their rights to convert the 4 1/2% Debentures into shares of Common Stock prior to any redemption thereof, the Company may use a portion of the proceeds from this offering in payment of the applicable redemption price for any such 4 1/2% Debentures not so converted. However, there can be no assurance that the Company will call for such redemption.

  Pending such use, net proceeds will be invested in short-term interest-bearing instruments.

                PRICE RANGE OF COMMON STOCK AND DIVIDEND POLICY

  The following table sets forth, for each of the Company's fiscal quarters indicated below, the high and low sale prices of the Common Stock as quoted on the Nasdaq National Market as reported by The Wall Street Journal (Western Edition).

                                                                  HIGH     LOW
                                                                 ------- -------
      1995:
        First Quarter (ended April 16, 1995)...................   19 7/8  14 1/2
        Second Quarter (ended July 9, 1995)....................   26 5/8  16 7/8
        Third Quarter (ended October 1, 1995)..................   27 1/2  23
        Fourth Quarter (ended December 31, 1995)...............   35 7/8  25 7/8
      1996:
        First Quarter (ended April 21, 1996)...................   37 5/8  27 3/8
        Second Quarter (ended July 14, 1996)...................   37      27 1/4
        Third Quarter (ended October 6, 1996)..................   36 3/8  24 1/8
        Fourth Quarter (ended December 29, 1996)...............   41 1/2  31 3/8
      1997:
        First Quarter (from December 30, 1996 through April 10,
         1997).................................................  38 1/4   26 3/4

  On April 10, 1997, the last reported sale price of the Common Stock on the Nasdaq National Market was $27 1/2 per share. At April 10, 1997, there were approximately 2,900 record holders of the Common Stock.

  The Company has never paid cash dividends on its Common Stock and the Board of Directors intends to continue a policy of retaining any earnings for use in the Company's operations. The Company does not anticipate paying any cash dividends in the foreseeable future. In addition, the Company's current senior credit facilities prohibit the payment of any cash dividends.

                                CAPITALIZATION

  The following table sets forth the capitalization of the Company at December 29, 1996 and as adjusted to give effect to this offering and application of the net proceeds therefrom. See "Use of Proceeds". This table should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto included or incorporated in this Prospectus.

                                                      DECEMBER 29, 1996
                                              -----------------------------------
                                                   ACTUAL         AS ADJUSTED
                                              ----------------- -----------------
                                              (IN THOUSANDS, EXCEPT SHARE DATA)
SHORT-TERM DEBT.............................. $             --  $           --
                                              ================= ===============
LONG-TERM DEBT:
  Senior credit facilities(1)................ $             --  $           --
  4 1/2% Convertible Subordinated Debentures
   due 2004..................................           129,841         129,841
   % Convertible Subordinated Debentures due
    2004.....................................               --
  Liquid Yield Option Notes due 2015.........           182,613         182,613
                                              ----------------- ---------------
    Total long-term debt.....................           312,454
STOCKHOLDERS' EQUITY:
  Preferred Stock, $.01 par value; 20,000,000
   shares authorized; no shares
   issued and outstanding....................               --              --
  Common Stock, $.01 par value; 480,000,000
   shares authorized; 64,245,868 shares is-
   sued and outstanding......................               642             642
  Additional paid-in capital.................           827,611         827,611
  Retained earnings..........................           107,587         107,587
                                              ----------------- ---------------
    Total stockholders' equity...............           935,840         935,840
                                              ----------------- ---------------
    Total capitalization.....................        $1,248,294 $
                                              ================= ===============

--------
(1) As of April 10, 1997, the Company had $42.0 million outstanding under its revolving credit facility. See "Use of Proceeds". In addition, as of April 10, 1997, the Company had $254.3 million outstanding under its senior secured master lease facilities. The master lease facilities are accounted for as operating leases. ENBC also has a $45.0 million senior secured revolving bank credit facility. ENBC had borrowings of $1.8 million outstanding under such facility as of April 10, 1997.

                SELECTED CONSOLIDATED FINANCIAL AND STORE DATA
          (IN THOUSANDS, EXCEPT PER SHARE DATA AND NUMBER OF STORES)

  The following table sets forth selected consolidated financial and store data for the Company, including ENBC from the date of conversion (June 17, 1996) of the Company's loan to ENBC. This data should be read in conjunction with the Consolidated Financial Statements of the Company and the Notes thereto and Management's Discussion and Analysis of Financial Condition and Results of Operations included or incorporated by reference in this Prospectus.

                                     FISCAL YEARS ENDED(1)
                         ----------------------------------------------------
                         DEC. 27,  DEC. 26,  DEC. 25,  DEC. 31,     DEC. 29,
                           1992      1993      1994      1995         1996(2)
                         --------  --------  --------  --------    ----------
CONSOLIDATED STATEMENTS
 OF OPERATIONS DATA:
Revenue:
 Royalties and
  franchise related
  fees.................. $ 2,627   $ 11,551  $ 43,603  $ 74,662    $  115,510
 Interest income........     --       1,130    11,632    33,251        65,048
 Company stores.........   5,656     29,849    40,916    51,566        83,950
                         -------   --------  --------  --------    ----------
   Total revenue........   8,283     42,530    96,151   159,479       264,508
Costs and expenses:
 Cost of products sold..   2,241     11,287    15,876    19,737        31,160
 Salaries and benefits..   7,110     15,437    22,637    31,137        42,172
 General and
  administrative........   5,241     13,879    27,930    41,367        99,847(3)
 Provision for
  relocation............     --         --      5,097       --            --
                         -------   --------  --------  --------    ----------
   Total costs and
    expenses............  14,592     40,603    71,540    92,241       173,179
                         -------   --------  --------  --------    ----------
Income (loss) from
 operations.............  (6,309)     1,927    24,611    67,238        91,329
Other income (expense)..     459       (280)   (4,161)  (12,865)       23,854(4)
                         -------   --------  --------  --------    ----------
Income (loss) before
 income taxes and
 minority interest......  (5,850)     1,647    20,450    54,373       115,183
Minority interest in
 (earnings) of
 subsidiary.............     --         --        --        --         (5,235)
Income taxes............     --         --      4,277    20,814        42,990
                         -------   --------  --------  --------    ----------
Net income (loss)....... $(5,850)  $  1,647  $ 16,173  $ 33,559    $   66,958
                         =======   ========  ========  ========    ==========
 Net income (loss) per
  common and equivalent
  share................. $ (0.21)  $   0.06  $   0.38  $   0.66    $     1.01
                         =======   ========  ========  ========    ==========
 Weighted average
  number of common and
  equivalent shares
  outstanding...........  28,495     32,667    42,861    50,972        66,501
Ratio of earnings to
 fixed charges(5).......     --        2.38      3.97      4.23          5.91
STORE DATA (UNAUDITED):
 Systemwide Boston
  Market store
  revenue(6)............ $42,654   $152,056  $383,691  $792,948    $1,166,591
 Number of Boston
  Market stores:
   Beginning of year....      34         83       217       534           829
   Opened...............      50        138       323       310           273
   Closed(7)............      (1)        (4)       (6)      (15)          (15)
                         -------   --------  --------  --------    ----------
   End of year..........      83        217       534       829         1,087
                         =======   ========  ========  ========    ==========
   Company stores.......      19         38        41         3           105
   Franchised stores....      64        179       493       826           982
 Systemwide Einstein/Noah Bagel store revenue(6)...    $ 26,986(9) $  145,631
 Number of Einstein/Noah Bagel stores:
   Beginning of year...............................         --             60
   Opened or acquired..............................          60           266
   Closed(8).......................................         --            (11)
                                                       --------    ----------
   End of year.....................................          60           315
                                                       ========    ==========
   Company stores..................................          47            14
   Franchised stores...............................          13           301

                                     AT DEC. 29, 1996
                                  -----------------------
                                                 AS
                                   ACTUAL   ADJUSTED (10)
                                  --------- -------------
CONSOLIDATED BALANCE
 SHEET DATA:
Working capital.................  $  58,829   $
Notes receivable................    800,519    800,519
Total assets....................  1,543,616
Long-term debt..................    312,454
Stockholders' equity............  $ 935,840   $935,840

--------

 (1) The Company's fiscal year is the 52/53-week period ending on the last Sunday in December and normally consists of 13 four-week periods. The fiscal year ended December 31, 1995 includes 53 weeks of operations.

 (2) On June 17, 1996, the Company began consolidating ENBC's results of operations as a result of the Company's conversion of its loan to ENBC into a majority equity interest in ENBC's common stock. Giving pro forma effect of the Company's loan conversion as of the beginning of the Company's fiscal year, total revenue, net income, and net income per common and equivalent share were $292,030,000, $59,522,000, and $0.90, respectively.

 (3) Includes non-recurring charges of approximately $38.0 million.

 (4) Includes non-recurring gains of approximately $38.2 million.

 (5) For purposes of computing the ratio of earnings to fixed charges, earnings consist of income (loss) before income taxes and fixed charges. Fixed charges include interest expense and a percentage of rents which management deems representative of an interest factor. For the year ended December 27, 1992, earnings before fixed charges were insufficient to cover fixed charges by $5,850,000.

 (6) Includes gross revenue for all stores in the respective Boston Market or Einstein/Noah systems.

 (7) Such stores were closed due to operating or site-related issues, changes in the market or trade area, changes in store development strategy, or failure of the store to meet desired sales or profitability levels. Of such stores, the Company closed two stores located in Michigan and area developers closed the remaining stores located in 15 states. Such stores were open for an average of 2.5 years prior to their closing. Costs associated with such closings were expensed by the owners of such stores.

 (8) Such stores were closed because the sites were determined to be unsuitable for the Einstein Bros. Bagels brand and store. The Company closed five stores in Colorado and one store in California and area developers closed the remaining stores located in three states. Such stores were open for an average of approximately 23 months prior to closing. Costs associated with such closings were expensed by the owners of such stores.

 (9) Reflects period from March 24, 1995 (inception) through December 31,
     1995.

(10) Adjusted to reflect the consummation of this offering and the application of the net proceeds therefrom as set forth under "Use of Proceeds". See also "Capitalization".

   MANAGEMENT'S DISCUSSION AND ANALYSIS OFFINANCIAL CONDITION AND RESULTS OF
                                  OPERATIONS

GENERAL

  During fiscal year 1996, the Company converted its loan into a majority equity interest in ENBC and acquired a 93% interest in Mid-Atlantic, its Boston Market area developer for the Philadelphia area. Subsequent to the Company's acquisition of its interest in Mid-Atlantic, Mid-Atlantic acquired 100% of the equity interest in New Jersey Rose, the Boston Market area developer for the southern New Jersey area. In March 1997, the Company converted its loan to BCNY into a majority equity interest in BCNY, its Boston Market area developer for the metropolitan New York, northern New Jersey, and Connecticut areas. Additionally, the Company has agreed to acquire a portion of the current equity holders' interest in BCNY, which, after giving effect to the conversion, will result in the Company having an equity interest in BCNY of approximately 84%. See "The Company--Area Developer Conversions or Acquisitions".

  As a result of these transactions, the revenue previously generated by the Company as a lender and service provider to ENBC and as a lender, franchisor, and service provider to such area developers prior to the date of the respective transactions has been or will be eliminated in consolidation and replaced with revenue and operating expenses from ENBC franchise operations as well as from ENBC company-owned stores and from Company-owned stores from and after the dates of the respective transactions. The foregoing results are adjusted in the "minority interest" line item to reflect the minority interests not owned by the Company. As a result of these transactions, the operating results for the 1996 fiscal year are not, and for the 1997 fiscal year will not be, readily comparable to those for the 1995 and 1994 fiscal years.

COMPANY-OWNED STORES

  As part of its rapid store development strategy, the Company had a practice of "seeding" a start-up market with Company stores, which the Company would subsequently sell to a newly-formed area developer for that market. In 1994 and 1995, as part of its store seeding practice, the Company sold 54 and 91 Boston Market stores, respectively, to newly formed area developers. As a result of the completion of the area developer network in 1995, the Company no longer has the need to "seed" start-up markets with Boston Market stores. ENBC is currently seeding markets in a manner similar to that previously undertaken by the Company. In 1996, ENBC sold 59 stores to its area developers and anticipates completing its store seeding program in 1997. As a result of the sale of Company stores to newly-formed area developers, revenue and operating expenses from such stores (while owned by the Company and ENBC) was replaced with revenue generated as a franchisor and service provider. There have been no material gains or losses recognized as a result of the sales.

  Because of the store seeding program, stores owned by the Company in 1994 and 1995 were generally newer stores in start-up markets. Typically, these stores tend to have higher costs due to employee inexperience and resulting inefficiencies, a lack of store-specific operating history to assist in forecasting daily food and labor needs, and lack of brand awareness in their market area. Beginning with the acquisition of the Mid-Atlantic stores, the Company has established a base of Company-owned stores that it believes are more reflective of mature store performance in an established market. The following table sets forth store performance data for these stores from the date of their acquisition through December 29, 1996 (in thousands of dollars). Such amounts exclude unallocated capital charges, income taxes and non-store overhead costs:

      Net sales................................................ $73,512.7 100.0%
      Food and paper costs.....................................  27,441.7  37.3%
      Salaries and benefits....................................  18,470.6  25.1%
      Operating expenses.......................................   5,656.8   7.7%
      Occupancy and advertising costs..........................   8,080.8  11.0%
                                                                --------- -----
      Store cash flow.......................................... $13,862.8  18.9%
                                                                ========= =====

RESULTS OF OPERATIONS

 Fiscal Year 1996 Compared to Fiscal Year 1995

  Revenue. Total revenue increased 66% for 1996 over 1995. Royalties and franchise related fees increased 55%, primarily attributable to higher royalties resulting from an increase in revenue from Boston Market franchised stores and the inclusion of ENBC royalties from the date of conversion of the Company's loan into ENBC common stock. Total Boston Market systemwide store revenue increased to $1.2 billion in 1996, up 47% from $792.9 million in 1995. The increase in systemwide store revenue was due primarily to an increase in the number of Boston Market stores open and higher average revenue per store. WPSA revenue per Boston Market store increased 6.6% to $24,064 for 1996, from $22,570 in 1995. WPSA represents the weekly per store average gross revenue for all stores in the Boston Market system based upon the actual number of days the stores are open in the reporting period. ENBC's royalties and franchise related fees accounted for 37% of the increase in royalty and franchise related fees for 1996. Interest income increased 96% over 1995 due to higher outstanding loan balances associated primarily with the increases in stores opened by Boston Market and ENBC area developers. ENBC's interest income from area developer financing accounted for 16% of the increase in interest income.

  Revenue from Company-owned stores is significantly affected by the average number of such stores operating in the periods being compared. The average number of Company stores for 1996 was 64 compared to 37 for 1995. This change in average number of stores is attributable to the timing of store sales to area developers in 1995 and the acquisition of stores in 1996. Revenue from Company stores increased 63% for 1996 compared with 1995. The increase for the fiscal year was due to a combination of a higher average number of Company stores operating during fiscal 1996 and the inclusion of ENBC's company stores from the date of conversion of the ENBC loan. Revenue from ENBC company stores accounted for 24% of the increase in store revenue for the fiscal year.

  Cost of Products Sold. As a result of a higher average number of Company stores operating during the year, cost of products sold increased 58% for 1996 compared with 1995. ENBC's company stores accounted for 24% of the increase in cost of products sold for the fiscal year. Costs of products sold, as a percentage of Company store revenue, decreased from 38.3% in 1995 to 37.1% in 1996. The decrease in the percentage was attributable to the inclusion of ENBC's company stores (from the date of conversion of the ENBC loan) which have a lower cost of sales than Boston Market stores and improved management of waste and operational variability at Boston Market stores.

  Salaries and Benefits. Salaries and benefits increased 35% for 1996 from 1995, primarily as a result of the higher average number of Company stores operating in 1996. The increase was also due to the inclusion of ENBC employees from the date of conversion of the Company's loan to ENBC and an increased number of employees at the Company's support center necessary to support systemwide expansion. ENBC accounted for 39% of the increase in salaries and benefits for the year.

  General and Administrative. Included in general and administrative expenses for 1996 were non-recurring charges of approximately $38 million for asset write-downs and a provision to purchase certain store equipment from Boston Market area developers related to the introduction of the new F.A.S.T. Track service system designed to provide faster service to Boston Market customers. Absent these items, general and administrative expenses increased 50% for 1996. The increase for the year was primarily attributable to greater depreciation and amortization expense, an increase in the general and administrative expenses at the support center necessary to support systemwide expansion, and inclusion of ENBC's general and administrative expenses from the date of conversion of the Company's loan to ENBC. Excluding the non-recurring charges, ENBC accounted for 38% of the increase in general and administrative expenses for the year. Included in general and administrative expenses were depreciation and amortization charges of $22.9 million in 1996 compared with $11.4 million in 1995. The increase in depreciation and amortization expense was primarily attributable to a higher fixed asset base reflecting the Company's and ENBC's investment in support center infrastructure as well as the goodwill associated with the acquisition of the interest in Mid-Atlantic and the conversion of the ENBC loan.

  Other Income (Expense). Included in other income (expense) for the year was a $38.2 million gain recognized as a result of ENBC issuing approximately 8.9 million shares of ENBC common stock to third parties at prices per share greater than the Company's carrying value. See Note 13 of Notes to Consolidated Financial Statements. Absent this gain, the Company had a net expense of $14.3 million compared with a net expense of $12.9 million in 1995. This increase was due to additional interest expense incurred in 1996 resulting from the Company's LYONs being outstanding during all of 1996 versus only a portion of the year in 1995.

  Income Taxes. The provision for income taxes for 1996 reflects the Company's expected effective tax rate.

  Minority Interest. The minority interest in the earnings of subsidiary of $5.2 million for 1996 represents the minority ownership interest in the earnings of ENBC.

 Fiscal Year 1995 Compared to Fiscal Year 1994

  Revenue. Total revenue increased 66% for 1995 from 1994. Royalty and franchise related fees increased 71% primarily due to an increase in royalties attributable to the larger base of franchise stores operating systemwide, from 493 stores at December 25, 1994 to 826 stores at December 31, 1995 and an increase in lease and real estate services income. Interest income increased as a result of increased loans made to certain area developers.

  Revenue from Company stores increased 26% for 1995 due to a combination of a higher average number of Company stores open and higher average store revenue during 1995. The Company had three Company stores at December 31, 1995, compared to 41 at December 25, 1994. During 1995, the Company sold 91 Company stores that it had opened to seed development in start-up markets prior to executing area development agreements for such markets. The Company's seeding program concluded in 1995 as a result of the completion of its nationwide area developer network.

  Cost of Products Sold. Cost of products sold increased 24% for 1995 from 1994 primarily due to an increase in the number of Company stores open and higher average store revenue during the year.

  Salaries and Benefits. Salaries and benefits increased 38% in 1995 from 1994. The increase resulted from an increase in the number of employees at the Company's support center necessary to support systemwide expansion and an increase in the number of employees at Company stores due to a higher average number of Company stores open during the year.

  General and Administrative. General and administrative expenses increased 48% for 1995 from 1994. The increase is attributable to the continued development of the Company's support center infrastructure necessary to support systemwide expansion and higher general and administrative expenses at Company stores resulting from a higher average number of Company stores open during the year. Included in general and administrative expenses were depreciation and amortization charges of $11.4 million in 1995 and $6.1 million in 1994. The increase in depreciation and amortization expense is primarily attributable to a substantially higher fixed asset base reflecting the Company's investment in its infrastructure.

  Other Expense. The Company incurred other expense of $12.9 million in 1995 compared with other expense of $4.2 million in 1994. This increase reflects higher net interest expense, primarily attributable to the Company's 4 1/2% Debentures, which were outstanding during all of 1995, interest expense on the Company's LYONs commencing in June 1995, and short-term borrowings under its credit facility, partially offset by higher interest income.

  Income Taxes. The provision for income taxes for 1995 reflects the Company's expected effective tax rate.

 Fiscal Year 1994 Compared to Fiscal Year 1993

  Revenue. Total revenue increased 126% for 1994 from 1993. Royalty and franchise related fees increased 277% primarily due to an increase in royalties attributable to the larger base of franchise stores operating systemwide, from 179 stores at December 26, 1993 to 493 stores at December 25, 1994, and an increase in franchise fees related to the increase in the number of stores that commenced operation as franchised stores during the year. Additional factors contributing to the increase in revenue from royalty and franchise related fees include an increase in lease income due to a higher number of store sites that the Company owns and leases to area developers, and recognition of software license and maintenance fees for store-level computer software systems developed by the Company for use by franchisees. No software-related fees were earned in 1993. Interest income increased as a result of increased loans made to certain area developers.

  Revenue from Company stores increased 37% for 1994 from 1993. This increase was due to a higher average number of Company stores open during the year. The Company had 38 Company stores at December 26, 1993 compared to 41 at December 25, 1994. During 1994, the Company sold 54 Company stores that it had opened to seed new markets.

  Cost of Products Sold. Cost of products sold increased 41% for 1994 from 1993. This increase was primarily due to an increase in the number of Company stores open during 1994.

  Salaries and Benefits. Salaries and benefits increased 47% for 1994 from 1993. The increase resulted from an increase in the number of employees at the Company's support center necessary to support systemwide expansion and an increase in the number of employees at Company stores due to a higher average number of Company stores open during the year.

  General and Administrative. General and administrative expenses increased 101% for 1994 from 1993. The increase is attributable to the development of the Company's support center infrastructure necessary to support systemwide expansion and higher general and administrative expenses at Company stores resulting from a higher average number of Company stores open during the year. Included in general and administrative expenses were depreciation and amortization charges of $6.1 million in 1994 and $2.0 million in 1993. The increase in depreciation and amortization expense is primarily attributable to a substantially higher fixed asset base reflecting the Company's investment in its infrastructure.

  Provision for Relocation. In September 1994, the Company consolidated its four Chicago-based support center facilities into a single facility and relocated to Golden, Colorado. The total cost of the relocation was $5.1 million.

  Other Expense. The Company incurred other expense of $4.2 million in 1994, compared with other expense of $0.3 million in 1993. This increase reflects higher interest expense, primarily attributable to the $130.0 million of the 4 1/2% Debentures and short-term borrowings under its unsecured credit facility, partially offset by higher interest income.

  Income Taxes. Included in income taxes in 1994 is a $3.5 million benefit reflecting an adjustment to the valuation allowance previously provided against deferred tax assets.

LIQUIDITY AND CAPITAL RESOURCES

  Cash provided from operations increased to $144.9 million in 1996 from $55.5 million in 1995 and from $35.9 million in 1994. Income before non-cash charges and credits increased to $99.4 million in 1996 compared to $65.4 million in 1995 and $26.2 million in 1994. The annual increases were due primarily to increased net income. Cash provided from working capital was $45.5 million in 1996 compared with a decrease of working capital of $10.0 million in 1995 and an increase in working capital of $9.8 million in 1994. The change in working capital in 1996 compared to 1995 was primarily attributable to increases in accounts payable and accrued expenses experienced as a result of the general growth of the business. The working capital generated in 1994 resulted from an increase in accounts payable and accrued expenses due to the general growth in the business and an increase in deferred franchise revenue associated with executing franchise agreements for new stores.

  Cash provided from financing activities over the past three years reflect the Company's use of various sources of capital to fund its business. During 1996, the Company sold 2,992,000 shares of its Common Stock for net proceeds of approximately $100.3 million and ENBC sold 8,670,000 shares of ENBC common stock, which raised net proceeds of $174.6 million, including purchases by the Company of $45.9 million of shares of ENBC's common stock.

  In 1996, the Company terminated its existing revolving credit facility and entered into a new $110.0 million senior revolving credit facility. Borrowings under the revolving credit facility bear interest at either the agent's reference rate plus an applicable margin or the eurodollar rate plus an applicable margin, at the Company's option. The revolving credit agreement is secured by certain assets of the Company and expires in December 1999. The Company also entered into a new $190.0 million senior secured credit facility, structured as a master lease, which provides financing for equipment and real estate for stores operated by the Company and its area developers. The 1996 master lease facility is accounted for as an operating lease, bears interest at LIBOR plus an applicable margin, and has terms, including renewal options, of between three and five years. As of December 29, 1996, the Company had utilized approximately $149.0 million of the facility to retire the existing outstanding balance under a prior master lease and to finance equipment and real estate for new stores. Availability of borrowings under the Company's revolving credit facility and the 1996 master lease facility is formula-based. In connection with the revolving credit facility and the 1996 master lease facility, the Company also entered into a facilities agreement, which contains affirmative, negative, and financial covenants governing both such facilities. The revolving credit facility and the 1996 master lease facility are also cross-collateralized and cross-defaulted. As of December 29, 1996, the Company and ENBC had $50.1 million and $50.7 million, respectively, available in cash and cash equivalents. In addition, the Company and ENBC had $110.0 million and $45.0 million, respectively, available under their revolving credit facilities.

  During 1995, the Company completed the sale of LYONs, for which the Company received gross proceeds of approximately $172.5 million and sold 10,350,000 shares of its Common Stock for net proceeds of approximately $342.0 million. See Note 6 of Notes to Consolidated Financial Statements. During 1994, the Company issued $130.0 million of 4 1/2% Debentures. See Note 6 of Notes to Consolidated Financial Statements. During 1994, the Company also sold 6,900,000 shares of its Common Stock for net proceeds of approximately $120.0 million.

  Over the last three years the Company's primary use of capital reflects its goal of establishing brand awareness and market leadership by providing partial financing to its area developers for their use in rapid store development and to finance their working capital needs. As of December 29, 1996, the Company had secured loan commitments to its Boston Market financed area developers aggregating $838.0 million of which $647.3 million had been advanced. As of December 29, 1996, ENBC had secured loan commitments to its area developers aggregating $283.2 million, of which $140.8 million had been advanced. Net loan advances to area developers were $378.3 million in 1996 (consisting of $1,198.8 million of loan advances, net of $820.5 million of loan repayments), $210.2 million in 1995 (consisting of $549.2 million of loan advances, net of $339.0 million of loan repayments), and $156.4 million in 1994 (consisting of $224.9 million of loan advances, net of $68.5 million of loan repayments). The majority of the loan advance and repayment activity reflects the revolving nature of the loans, that is, amounts are drawn and repaid on a regular basis to optimize cash management. The annual increases in loan advances were attributable to more stores being opened each year by the Company's and ENBC's area developers and consolidation among area developers. Certain notes to Boston Market area developers which were issued with original maturities prior to fiscal 1999 have been amended to change their due dates in connection with the significant expansion in 1996 of the area developers' development schedules and/or in connection with the contribution of additional equity capital to an area developer by third parties. Other loan advances and repayments in 1996 and 1995 consisted primarily of activity under the Company's convertible loan to ENBC prior to the date of conversion of the loan.

  As a result of executing the rapid expansion strategy required by the Company, Boston Market financed area developers have incurred net losses in each of the last three years. The net losses incurred over this three-year period, which aggregated $156.5 million in 1996, $148.3 million in 1995, and $51.3 million in 1994, include (a) depreciation and amortization charges of approximately $93.0 million, (b) approximately $148.0 million attributable to investment overhead, scale inefficiencies in operating overhead, and other start-up costs which the Company believes are necessary to establish the Boston Market brand in new territories and open stores at a rate sufficient to gain a competitive advantage, and (c) royalties, interest, and other franchise related fees that would no longer be incurred in the event the Company were to acquire, or convert its convertible secured loans to, such financed area developers. The net loss amounts for each of the fiscal years represent the aggregate net loss amounts for all financed area developers, the operations of which were not consolidated into the Company's financial statements as of the date the Company first reported such losses for such fiscal year. As a result of the foregoing factors, as well as ongoing improvements to store operating performance and increases in scale efficiencies, the Company does not consider these start-up losses to be a meaningful financial measure during this rapid expansion phase (i.e., that period during which new stores constitute a significant percentage of the store base). The Company believes the rapid expansion phase for most of its developers should last approximately four to five years from the time significant development commences in such area developer's ADI. As the rapid expansion phase ends, the size of the area developer's store base should enable the developer to gradually reduce and eventually recover such start-up losses. The reduction in and recovery of losses is expected to be driven primarily by lower investment overhead, increased operational and advertising efficiencies, greater economies of scale, and further increases in store revenue through continued product and service enhancements. The point at which losses may be recovered will vary by area developer depending primarily upon the size and timing of the area developer's store development schedule, the achievement of advertising efficiency, the level of debt and interest charges, the intensity of competition, and the quality of management; however, there can be no assurance that such losses will be recovered. Because the financed area developers are generally two to three years into significant store development in their respective ADIs, the Company believes substantially all of its financed area developers will remain in the rapid expansion phase during 1997 in most of their ADIs; however, the Company expects that area developer aggregate net losses will be lower in fiscal 1997 than in fiscal 1996. Subsequent to the completion of the rapid expansion phase, the Company expects area developer profitability to be a more meaningful factor in assessing loan recoverability and any future loan commitments. Although the Company believes its current financed area developers will achieve profitability, in the event the foregoing strategy does not come to fruition or an area developer otherwise fails to achieve a sufficient level of profitability subsequent to the completion of its rapid expansion phase, such event could have a material adverse impact on the Company's financial position and results of operations. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" ON PAGE 7.

  The allowance for financed area developers' loan losses is maintained at a level that in management's judgment is adequate to provide for estimated possible loan losses. The amount of the allowance is based on management's review of use of loan proceeds, adherence to store development schedules, store performance trends, type and amount of collateral securing the loan, prevailing economic conditions, and other factors that management deems relevant at the time. Based upon this review and analysis, no allowance for loan losses was required as of December 31, 1995 and December 29, 1996.

  Area developer loans are typically convertible into a majority equity interest in the area developer at a conversion price set forth in the loan agreement, which is at a premium over the per unit price paid by investors in the area developer for their equity, after the expiration of a moratorium period, provided generally that the area developer has completed not less than 80% of its area development commitment, or in the event of certain defaults. Any determination to convert any area developer loan or otherwise acquire an equity interest in any area developer would involve a variety of economic and operational considerations, including the projected financial impact of converting the loan, the status of the area developer's market penetration, the performance of the area developer's stores, the Company's desire to own such stores and the willingness of the Company to incur the risk of owning such stores versus receiving income as a franchisor, lender, and service provider, the Company's ability to manage stores if necessary, the future capital requirements of the area developer and its ability to raise a portion of such capital, and the demand on Company resources. However, factors and circumstances unique to a specific transaction may also impact the Company's decision. In addition, any loan conversion or other acquisition of an equity interest in an area developer by the Company would not be indicative of whether the Company intended to, or would, convert or otherwise acquire an equity interest in any other area developer. There can be no assurance that the Company will exercise its future rights to acquire an equity interest in any area developer to which it provides financing or that such exercise will result in control of the area developer. The Company has no present intention to convert any of its area developers' loans or otherwise acquire an equity interest in any area developer.

  In addition to providing financing to its area developers, the Company's capital requirements relate to continued development of its corporate infrastructure, which supports systemwide expansion, acquisition and development of Company stores, and funding commitments to PFCI and any future commitments to BMI. The Company has committed to provide PFCI a $17.0 million convertible secured loan and expects to make a convertible secured loan to BMI. See "The Company--Current Initiatives in the Boston Market System--Boston Market International" and "The Company--Progressive Food Concepts, Inc." In 1996, the Company expended $50.5 million on its corporate infrastructure and $49.3 million to acquire and develop Company stores. During 1995 and 1994, the Company expended $24.9 million and $46.3 million, respectively, on its corporate infrastructure and $87.5 million and $115.8 million, respectively, to develop Company stores and acquire real estate for store development. These capital expenditures have been partially offset with cash proceeds from selling Company stores as a result of the Company's store seeding practice. The Company generated $54.1 million and $40.5 million in 1995 and 1994, respectively, from selling Company stores to newly-formed area developers. As a result of completing the Boston Market area developer network in 1995, the Company no longer has the need to seed new markets. Accordingly, in 1996, the Company did not, and in the future the Company does not anticipate it will realize cash proceeds from the sale of stores to newly-formed area developers. ENBC is currently seeding markets in a manner similar to that previously undertaken by the Company. During 1996, ENBC generated $30.1 million from the sale of ENBC company stores to newly-formed area developers. ENBC anticipates completing its store seeding program in 1997. In addition to this seeding program, the Company generated cash from financing land, building and equipment of $45.4 million, $18.4 million, and $6.1 million in 1996, 1995, and 1994, respectively.

  The Company anticipates that it and ENBC, and their respective area developers, will have need for additional financing dependent primarily upon the number of stores opened, the cost of such stores, and store operating results. In addition, the Company expects that BMI, its area developers, franchisees, licensees, and/or joint venture partners, and PFCI will have need for additional financing. The Company's capital requirements depend primarily upon the amount and timing of borrowings under the loan agreements between the Company and its area developers and the Company and ENBC, BMI, and PFCI. The Company, ENBC, and the other aforementioned entities may seek additional funds from offerings of debt or equity securities. There can be no assurance that the Company, ENBC, or such entities will be able to raise such funds on satisfactory terms when needed. SEE "SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS" ON PAGE 7.

SEASONALITY

  Historically, the Company has experienced lower average store revenue in the months of January and February as a result of inclement weather.

IMPACT OF INFLATION

  The Company and ENBC believe that inflation has not had a material impact on its operations to date. Substantial increases in labor, employee benefits, food, and other operating expenses could adversely affect the operations of Boston Market, Einstein Bros. Bagels and Noah's New York Bagel stores.

                           DESCRIPTION OF DEBENTURES

  The Debentures will be issued pursuant to an indenture to be dated as of
       , 1997 (the "Indenture") between the Company, as issuer, and Bankers Trust Company, as trustee (the "Trustee"). A copy of the Indenture is filed as an exhibit to the Registration Statement of which this Prospectus forms a part. The terms of the Debentures will include those stated in the Indenture and those provisions required by, or made a part of the Indenture by reference to, the Trust Indenture Act of 1939, as in effect on the date of the Indenture (the "Trust Indenture Act"). The Debentures will be subject to all such terms, and prospective investors are referred to the Indenture for a statement thereof.

  The following summary of the Debentures is qualified in its entirety by express reference to the Debentures and the Indenture, which are incorporated by reference as a part of such summary. Capitalized terms defined in the Indenture shall have the same meanings herein.

GENERAL

  The Debentures will be subordinated unsecured obligations of the Company, will be limited to an aggregate principal amount of $200,000,000 ($230,000,000 if the Underwriters' over-allotment option is exercised in full), and will
mature on        , 2004.

  The Debentures will bear interest from the date of issuance at the rate per annum shown on the cover page of this Prospectus. Interest will be payable semi-annually on and of each year, commencing , 1997, to Holders of record at the close of business on or preceding each such interest payment date. Principal of and interest on the Debentures will be payable at the office of the Paying Agent. Interest on the Debentures will be mailed to each Holder's registered address. The Trustee will initially act as the Paying Agent.

  The Debentures will be issued only in registered form, without coupons, and only in denominations of $1,000 and integral multiples thereof. Debentures may be presented for conversion at the office of the Conversion Agent and for exchange or registration of transfer at the office of the Registrar. The Trustee will initially act as the Conversion Agent and Registrar. Any exchange or transfer will be without charge, except that the Company or the Registrar may, subject to certain exceptions, require payment of a sum sufficient to cover any tax, assessment, or other governmental charge that may be imposed in relation thereto.

CONVERSION RIGHTS

  A Holder may, at any time prior to maturity, convert the principal amount of a Debenture (or any portion thereof equal to $1,000 or an integral multiple of $1,000) into shares of Common Stock at the conversion price set forth on the cover page of this Prospectus, subject to adjustment as described below (the "Conversion Price"). The right to convert a Debenture called for redemption will terminate at the close of business on the Redemption Date for such Debenture or such earlier date as the Holder presents the Debenture for redemption (unless the Company shall default in making the redemption payment when due, in which case the conversion right shall terminate at the close of business on the date such default is cured and such Debenture is redeemed). A Debenture for which a Holder has delivered a Change in Control Purchase Notice exercising the option of such Holder to require the Company to purchase such Debenture may be converted only if such notice is withdrawn by a written notice of withdrawal delivered by the Holder to the Paying Agent prior to the close of business on the Change in Control Purchase Date in accordance with the Indenture.

  No payment or adjustment will be made for dividends or distributions with respect to shares of Common Stock issued upon conversion of a Debenture. Except as otherwise provided in the Indenture, interest accrued shall not be paid on Debentures converted. If any Holder surrenders a Debenture for conversion between the record date for the payment of an installment of interest and the related interest payment date, then, notwithstanding such conversion, the interest payable on such interest payment date will be paid to the Holder on such record date. However, in such event, such Debenture, when surrendered for conversion, must be accompanied by delivery by such Holder of a check or draft payable in an amount equal to the interest payable on such interest payment date on the portion so converted. Notwithstanding the foregoing, if any Debenture is
called for redemption on        , 2000 and such Debenture is surrendered for
conversion at any time during the ten business days immediately preceding the date fixed for redemption, interest shall accrue on such Debenture through, but not including, the date fixed for redemption and shall be payable on such redemption date to the person who surrenders such Debenture for conversion and the conversion date of such Debenture will be deemed to be the redemption date. No fractional shares will be issued upon conversion, but a cash payment will be made for any fractional interest based upon the current market price of the Common Stock.

  The Conversion Price is subject to adjustment upon the occurrence of certain events, including (i) the issuance of shares of Common Stock as a dividend or distribution on the Common Stock, (ii) the subdivision or combination of the outstanding Common Stock, (iii) the issuance to all or substantially all holders of Common Stock of rights or warrants to subscribe for or purchase Common Stock (or securities convertible into Common Stock) at a price per share less than the then current market price per share, as defined, (iv) the distribution to all or substantially all holders of Common Stock of shares of capital stock of the Company (other than Common Stock), evidences of indebtedness, or other non-cash assets (including securities of any company other than the Company), (v) the distribution to all or substantially all holders of Common Stock of rights or warrants to subscribe for its securities (other than those referred to in (iii) above), and (vi) the distribution to all or substantially all holders of Common Stock of cash in an aggregate amount that (together with all other cash distributions to all or substantially all holders of Common Stock made within the preceding 12 months not triggering a Conversion Price adjustment) exceeds an amount equal to 20% of the Company's market capitalization on the Business Day immediately preceding the day on which the Company declares such distribution. In the event of a distribution pro rata to holders of Common Stock of rights to subscribe for additional shares of the Company's capital stock (other than those referred to in (iii) above), the Company may, instead of making any adjustment in the Conversion Price, make proper provisions so that each Holder who converts a Debenture (or any portion thereof) after the record date for such distribution and prior to the expiration or redemption of such rights shall be entitled to receive upon such conversion, in addition to the shares of Common Stock issuable upon conversion, an appropriate number of such rights. No adjustment of the Conversion Price will be required to be made until the cumulative adjustments require an increase or decrease of at least 1% in the Conversion Price as last adjusted.

  Subject to any applicable right of the Holders upon a Change in Control, if the Company reclassifies or changes its outstanding Common Stock, or consolidates with or merges into or sells or conveys all or substantially all of the assets of the Company as an entirety to any person, or is a party to a merger that reclassifies or changes its outstanding Common Stock, the Debentures will become convertible into the kind and amount of shares of stock and other securities and property (including cash) that the Holders would have owned immediately after the transaction if the Holders had converted the Debentures immediately before the effective date of the transaction.

  The term "all or substantially all" as used in the previous two paragraphs has not been interpreted under New York law (which is the governing law of the Indenture) to represent a specific quantitative test. As a consequence, in the event the Holders of the Debentures elected to exercise their rights under the Indenture and the Company elected to contest such election, there could be no assurance as to how a court would interpret the phrase under New York law, which may have the effect of preventing the Trustee or the Holders of the Debentures from asserting that the Conversion Price is subject to adjustment or that the Debentures are convertible into other shares of stock and other securities and property that the Holders would have owned immediately after the transaction if the Holders had converted the Debentures immediately before the effective date of the transaction.

  Certain adjustments to the Conversion Price to reflect the Company's issuance of certain rights, warrants, evidences of indebtedness, securities, or other property (including cash) to holders of the Common Stock may result in constructive distributions taxable as dividends to Holders of the Debentures. Similarly, if instead of adjusting the Conversion Price upon a pro rata distribution of rights to subscribe for additional shares of the

Company's capital stock, as described above, the Company elects at such time to alter the consideration receivable by the holders of the Debentures upon conversion to include the rights such holders would have been entitled to if conversion had occurred prior to the record date for such distribution of rights, the alteration may result in constructive distributions taxable as dividends to Holders of the Debentures.

OPTIONAL REDEMPTION BY THE COMPANY

  The Debentures may not be redeemed at the option of the Company prior to
       , 2000. Thereafter, the Debentures may be redeemed at the option of the Company, in whole or in part, upon not less than 30 nor more than 60 days' notice by mail.

  The redemption prices (expressed as a percentage of principal amount) are as
follows for the 12-month period beginning on        of the following years:

                      REDEMPTION
YEAR                    PRICE
----                  ----------
2000.................       %
2001.................

                      REDEMPTION
YEAR                    PRICE
----                  ----------
2002.................       %
2003.................

in each case together with accrued interest up to but not including the date of redemption.

PURCHASE OF DEBENTURES AT THE OPTION OF HOLDERS UPON A CHANGE IN CONTROL

  In the event of a Change in Control (as defined below), each Holder will have the option, subject to the terms and conditions of the Indenture, to require the Company to purchase all or any part (provided that the principal amount must be $1,000 or an integral multiple thereof) of the Holder's Debentures as of the date that is 40 Business Days after the occurrence of such Change in Control (the "Change in Control Purchase Date") for a purchase price equal to 100% of the principal amount thereof, plus accrued interest up to but not including the Change in Control Purchase Date.

  Within ten Business Days after the occurrence of a Change in Control, the Company shall mail to the Trustee and to each Holder and cause to be published a written notice of the Change in Control, setting forth, among other things, the terms and conditions of, and the procedures required for exercise of, the Holder's right to require the purchase of such Holder's Debentures.

  To exercise the purchase right upon a Change in Control, a Holder must deliver written notice of such exercise to the Paying Agent at any time prior to the close of business on the Change in Control Purchase Date, specifying the Debentures with respect to which the purchase right is being exercised. Such notice of exercise may be withdrawn by the Holder by a written notice of withdrawal delivered to the Paying Agent at any time prior to the close of business on the Change in Control Purchase Date.

  A Change in Control shall be deemed to have occurred if any of the following occurs after the original issuance of the Debentures:

    (i) the acquisition by any Person (including any syndicate or group deemed to be a "person" under Section 13(d)(3) or 14(d)(2) of the Exchange Act or any successor provision, but excluding Scott A. Beck, Saad J. Nadhir, or a person or group controlled by them or either of them (or their heirs or legatees)) of beneficial ownership, directly or indirectly, through a purchase, merger, or other acquisition transaction or series of transactions, of shares of capital stock of the Company entitling such Person to exercise more than 50% of the total voting power of all shares of capital stock of the Company entitling the holders thereof to vote generally in elections of directors; or

    (ii) any consolidation of the Company with, or merger of the Company into, any other Person, any merger of another Person into the Company, or any sale, lease, or exchange of all or substantially all of the property and assets of the Company to another Person (other than (i) sales or leases of property to franchisees of the Company in the ordinary course of business or (ii) a merger which (x) does not result in any reclassification, conversion, exchange, or cancellation of outstanding shares of capital stock of the

  Company or (y) is effected primarily to change the jurisdiction of incorporation of the Company and results in reclassification, conversion, or exchange of outstanding shares of Common Stock solely into shares of Common Stock of the surviving entity).

A "beneficial owner" shall be determined in accordance with Rule 13d-3 promulgated by the Commission under the Exchange Act, as in effect on the date of execution of the Indenture, except that the Indenture requires that the number of shares of capital stock of the Company entitling the holders thereof to vote generally in the election of directors shall be deemed to include, in addition to all outstanding shares of capital stock of the Company entitling the holders thereof to vote generally in the election of directors and Unissued Shares deemed to be held by the Person with respect to which the Change in Control determination is being made, all Unissued Shares deemed to be held by all other Persons. As defined in the Indenture, "Unissued Shares" means shares of capital stock of the Company not outstanding that are subject to options, warrants, rights to purchase, or conversion privileges exercisable within 60 days of the date of determination of a Change in Control and that, upon issuance, will entitle the holders thereof to vote generally in the election of directors.

  The term "all or substantially all" as used in clause (ii) of the definition of Change in Control has not been interpreted under New York law (which is the governing law of the Indenture) to represent a specific quantitative test. As a consequence, in the event the Holders of the Debentures elected to exercise their rights under the Indenture and the Company elected to contest such election, there could be no assurance as to how a court would interpret the phrase under New York law, which may have the effect of preventing the Trustee or the Holders of the Debentures from successfully asserting that a Change in Control has occurred.

  The Company will comply with the provisions of Rule 13e-4 and Rule 14e-1 under the Exchange Act, will file Schedule 13E-4 or any successor or similar schedule required thereunder, and will otherwise comply with all federal and state securities laws in connection with any offer by the Company to purchase Debentures at the option of the Holders upon a Change in Control.

  The Change in Control purchase feature of the Debentures may in certain circumstances make more difficult or discourage a takeover of the Company and the removal of incumbent management. The Company is not aware of any specific effort to accumulate shares of Common Stock or to obtain control of the Company by means of a merger, tender offer, solicitation, or otherwise, nor is the Change of Control purchase feature part of a plan by management to adopt a series of anti-takeover provisions. Instead, the Change in Control purchase feature is a result of negotiations between the Company and the Underwriters.

  Depending upon the terms of the transaction, a future highly leveraged transaction, reorganization, restructuring, merger, or similar transaction involving the Company's present management or directors could constitute a Change in Control. Neither the Company nor its current management has any current intention to engage in a transaction involving a Change in Control, although it is possible that the Company or its management may decide to do so in the future.

  Subject to the limitation on mergers and consolidations discussed below, the Company could, in the future, enter into certain transactions, including certain recapitalizations, the sale of all or substantially all of its assets, or the liquidation of the Company, that would not constitute a Change in Control under the Indenture, but that would increase the amount of Senior Indebtedness (or any other indebtedness) outstanding at such time, substantially reduce or eliminate the Company's assets, or otherwise adversely affect the Holders of the Debentures. There are no restrictions in the Indenture on the creation of additional Senior Indebtedness (or any other indebtedness), and, under certain circumstances, the incurrence of significant amounts of additional indebtedness could have an adverse effect on the Company's ability to service its indebtedness, including the Debentures.

  If a Change in Control were to occur, there can be no assurance that the Company would have sufficient funds to pay the Change in Control Purchase Price for all Debentures tendered by the Holders thereof. Because the LYONs and the 4 1/2% Debentures contain provisions substantially identical to the Change in Control purchase feature of the Debentures, upon the occurrence of a Change in Control, holders of the LYONs and the 4 1/2% Debentures will also have the right to require the Company to repurchase the LYONs and the 4 1/2%

Debentures. In addition, the Company's revolving credit facility and 1996 master lease facility, each of which constitutes Senior Indebtedness, provide that a change in control (as defined therein) will constitute an event of default thereunder, the occurrence of which would cause any repurchase of the Debentures, absent a waiver, to be blocked by the subordination provisions of the Debentures. Even if such event of default did not occur or was waived, the exercise by any Holder of Debentures of the right to require the Company to repurchase Debentures as a result of the occurrence of a Change in Control could create an event of default under Senior Indebtedness of the Company, as a result of which any repurchase could, absent a waiver, be blocked by the subordination provisions of the Debentures. See "Subordination of Debentures". Further, the terms of future Senior Indebtedness or other future indebtedness ranking pari passu in right of payment with the Debentures could require that such indebtedness be repaid upon the occurrence of a Change in Control. Failure by the Company to repurchase the Debentures when required will result in an Event of Default with respect to the Debentures whether or not such repurchase is permitted by the subordination provisions thereof.

SUBORDINATION OF DEBENTURES

  To the extent set forth in the Indenture, the Debentures will be subordinated and subject in right of payment to the prior payment in full of all Senior Indebtedness of the Company, whether outstanding on the date of the Indenture or thereafter created, assumed, or guaranteed. Upon any payment or distribution of assets of the Company in any dissolution, winding-up, liquidation, or reorganization of the Company (whether in an insolvency or bankruptcy proceeding or otherwise), all Senior Indebtedness must be paid in full (including the principal thereof, interest thereon, and fees and expenses relating thereto) before any payment is made on or in respect of the Debentures. In the event of a default in payment (whether at maturity or at a date fixed for prepayment or by acceleration or otherwise) of principal of or interest on Senior Indebtedness, no payment may be made by the Company on or in respect of the Debentures until payment in full of the Senior Indebtedness then due or cure of the default. Upon a default with respect to any Senior Indebtedness (other than a default in the payment of principal of or interest on Senior Indebtedness) permitting a holder thereof to accelerate its maturity, and upon written notice of such default to the Trustee and the Company by any holder of such Senior Indebtedness or its representative, then, unless and until such default has been cured, waived in writing, or has ceased to exist, no payment may be made by the Company in respect of the Debentures; provided that nothing in the above-described provision will prevent the making of any payment in respect of the Debentures for a period of more than 89 days after the date such written notice of default is given unless the maturity of the Senior Indebtedness has been accelerated, in which case no payment on the Debentures may be made until such acceleration has been waived or such Senior Indebtedness has been paid in full. No such subordination will prevent the occurrence of any Event of Default (as defined in the Indenture) with respect to the Debentures, but, as a result of these subordination provisions, in the event of insolvency, Holders may recover less ratably than other creditors of the Company.

  "Senior Indebtedness" means the following, whether outstanding upon issuance of the Debentures or thereafter incurred or created: (a) the principal and premium, if any, and interest on and fees, costs, enforcement expenses, collateral protection expenses, and other reimbursement or indemnity obligations in respect of all indebtedness or obligations of the Company to any Person, including but not limited to banks and other lending institutions, for money borrowed (other than that evidenced by the Debentures) or in respect of credit or other banking facilities evidenced by a note, bond, debenture, loan agreement, a lease intended as security or similar instrument or agreement (including purchase money obligations with original maturities in excess of one year and noncontingent reimbursement obligations in respect of the amounts paid under letters of credit); (b) commitment or standby fees due and payable to lending institutions with respect to credit facilities available to the Company; (c) all noncontingent obligations of the Company (i) for the reimbursement of any obligor on any letter of credit, banker's acceptance, or similar credit transaction, (ii) under interest rate swaps, caps, collars, options, and similar arrangements and (iii) under any foreign exchange contract, currency swap agreement, futures contract, currency option contract, or other foreign currency hedge; (d) all obligations of the Company for the payment of money relating to a Capitalized Lease Obligation; (e) any liabilities of others described in the preceding clauses that the Company has guaranteed or which are otherwise its legal liability; and (f) renewals, extensions, refundings, refinancings, restructurings, amendments, and modifications of any such indebtedness or guarantee. Notwithstanding anything to the contrary in the Indenture or the Debentures, "Senior Indebtedness" does not include any indebtedness of the Company (i) to any person under any employee benefit plan or to any employee or affiliates of the Company, (ii) any indebtedness or other obligation of the Company that by its terms or the terms of the instrument creating or evidencing it is stated to be not superior in right of payment to the Debentures, or (iii) indebtedness represented by the LYONs or the 4 1/2% Debentures.

  The Indenture does not limit the amount of future or additional indebtedness, including Senior Indebtedness, that the Company can create, incur, assume, or guarantee, nor does the Indenture limit the amount of indebtedness that any subsidiary can incur. All indebtedness of the Company incurred from time to time under the Company's revolving credit facility and master lease facilities will constitute Senior Indebtedness. See "Capitalization". As of April 10, 1997, the Company had approximately $311.9 million of indebtedness outstanding (excluding accrued interest thereon) that would have constituted Senior Indebtedness. The Debentures will rank pari passu with the Company's outstanding LYONs and 4 1/2% Debentures, which indebtedness aggregated approximately $312.5 million as of December 29, 1996.

  In addition, the Debentures will be effectively subordinated to all liabilities, including trade payables, of the Company's subsidiaries. Any right of the Company to receive assets of any of its subsidiaries upon their liquidation or reorganization (and the consequent right of the Holders of the Debentures to participate in those assets) will be effectively subordinated to the claims of that subsidiary's creditors (including trade creditors), except to the extent that the Company is itself recognized as a creditor of such subsidiary, in which case the claims of the Company would still be subordinate to any security interests in the assets of such subsidiary and any indebtedness of such subsidiary senior to that held by the Company.

EVENTS OF DEFAULT; NOTICE AND WAIVER

  If an Event of Default (other than an Event of Default resulting from bankruptcy, insolvency, or reorganization) occurs and is continuing, the Trustee may, by notice to the Company, declare all unpaid principal of and accrued interest to the date of acceleration on the Debentures then outstanding to be due and payable immediately. Also, in such event, the Holders of at least 25% in principal amount of the Debentures then outstanding may notify the Company and the Trustee with respect thereto, and upon the request of such Holders, the Trustee shall declare all unpaid principal of and accrued interest to the date of acceleration on the Debentures then outstanding to be due and payable immediately. If an Event of Default resulting from certain events of bankruptcy, insolvency, or reorganization shall occur, all unpaid principal of and accrued interest on the Debentures then outstanding shall become and be immediately due and payable without any declaration or other act on the part of the Trustee or any Holders.

  The Indenture provides that the Holders of a majority in principal amount of the Debentures may on behalf of all Holders waive any existing default or Event of Default and its consequences except a default in the payment of principal of or accrued interest on the Debentures or any default in respect of any provision of the Indenture that cannot be modified or amended without the consent of the Holder of each Debenture affected.

  Other than granting Holders the option to require the Company to purchase all or part of their Debentures upon the occurrence of a Change in Control as described in "Purchase of Debentures at the Option of Holders Upon a Change in Control," the Indenture does not contain any covenants or other provisions designed to afford Holders protection in the event of takeovers, recapitalizations, highly leveraged transactions, or similar restructurings involving the Company.

  The following are Events of Default under the Indenture: (i) failure of the Company to pay interest for 30 days after the same is due or failure to pay principal when due; (ii) failure of the Company to comply with any of its other agreements contained in the Debentures or the Indenture for 30 days after receipt of notice of such failure; (iii) default under any bond, debenture, note, or other evidence of indebtedness for money borrowed of the Company having an aggregate outstanding principal amount of in excess of $10 million, which default shall have resulted in such indebtedness being accelerated, without such indebtedness being discharged, or such acceleration having been rescinded or annulled, within ten days from the date of such acceleration; and

(iv) certain events of bankruptcy or insolvency, including without limitation appointment of a Custodian of the Company's property, or liquidation of the Company.

  The Trustee shall, within 90 days after the occurrence of any default known to it, give to the Holders notice of such default; provided that, except in the case of a default in the payment of principal of or interest on any of the Debentures, the Trustee may withhold such notice if it in good faith determines that the withholding of such notice is in the interests of the Holders.

  No Holder may pursue any remedy under the Indenture or the Debentures against the Company (except actions for payment of overdue principal or interest or for the conversion of the Debentures), unless (i) the Holder gives to the Trustee written notice of a continuing Event of Default, (ii) the Holders of at least 25% in principal amount of the outstanding Debentures make a written request to the Trustee to pursue the remedy, (iii) such Holder or Holders offer satisfactory indemnity to the Trustee against any loss, liability, or expense, (iv) the Trustee does not comply with the request within 60 days after receipt of the request and the offer of indemnity, and
(v) the Trustee shall not have received during such 60-day period a contrary direction from the Holders of at least a majority in principal amount of the outstanding Debentures.

  The Company must deliver an Officer's Certificate to the Trustee within 90 days after the end of each fiscal year of the Company as to the signer's knowledge of the Company's compliance with all conditions and covenants on its part contained in the Indenture, and stating whether or not the signer knows of any default or Event of Default. If such signer knows of such a default or Event of Default, the Officer's Certificate shall describe the default or Event of Default and the efforts to remedy the same.

AMENDMENT

  The Company and the Trustee may amend or supplement the Indenture or the Debentures without notice to any Holder but with the written consent of the Holders of at least a majority in principal amount of the outstanding Debentures. The Holders of a majority in principal amount of the Debentures then outstanding may waive compliance in a particular instance by the Company with any provision of the Indenture or the Debentures without notice to any Holder. Without the consent of the Holder of each Debenture affected thereby, however, an amendment, supplement, or waiver may not (i) reduce the principal amount of Debentures whose Holders must consent to an amendment, supplement, or waiver, (ii) reduce the rate of or change the time for payment of interest on any Debenture, (iii) reduce the principal of or premium on or change the fixed maturity of any Debenture or alter the redemption provisions with respect thereto in a manner adverse to the Holder thereof, (iv) alter the conversion provisions with respect to any Debenture in a manner adverse to the Holder thereof, (v) waive a default in the payment of the principal of or premium or interest on any Debenture, (vi) make any changes that could alter the rights of Holders to waive defaults or Events of Default, or to receive payment of the Debentures, (vii) modify the subordination provisions of the Indenture in a manner adverse to the Holders, or (viii) make any Debenture payable in money other than that stated in the Debenture.

  The Company and the Trustee may amend or supplement the Indenture or the Debentures without notice to or consent of any Holder in certain events, such as to comply with the certain conversion adjustment, liquidation, and merger provisions described in the Indenture, to provide for uncertificated Debentures in addition to or in place of certificated Debentures, to cure any ambiguity, defect, or inconsistency, or to make any other change that does not adversely affect the rights of the Holders, to comply with the provisions of the Trust Indenture Act, or to appoint a successor Trustee.

SATISFACTION AND DISCHARGE

  The Company may terminate all of its obligations under the Indenture, other than its obligation to pay the principal of and interest on the Debentures and certain other obligations (including its obligation to deliver shares of Common Stock upon conversion of the Debentures), at any time, by depositing with the Trustee or a paying agent other than the Company, money or non-callable U.S. Government Obligations sufficient to pay the principal of and interest on the Debentures then outstanding to maturity.

MERGERS AND CONSOLIDATIONS

  Subject to the right of the Holders to require the Company to purchase the Debentures in the event of a Change in Control, the Company may consolidate or merge with or into any other corporation, and the Company may transfer its property and assets substantially as an entirety to any other person, provided
(i) either the Company is the resulting or surviving corporation, or the successor corporation is a domestic corporation and the successor expressly assumes, by supplemental indenture executed and delivered to the Trustee, payment of the principal of and interest on the Debentures and performance and observance of every covenant of the Indenture, and (ii) immediately before and immediately after giving effect to such transaction, no default or Event of Default shall have occurred and be continuing. Thereafter, all obligations of the Company under the Indenture and the Debentures will terminate.

CONCERNING THE TRUSTEE

   Bankers Trust Company will be the Trustee under the Indenture.

  The Indenture will contain certain limitations on the rights of the Trustee, should it become a creditor of the Company, to obtain payment of claims in certain cases, or to realize on certain property received in respect of any such claim as security or otherwise. The Trustee will be permitted to engage in other transactions; provided, however, if it acquires any conflicting interest (as defined) and there exists a default with respect to the Debentures, it must eliminate such conflict or resign.

  The Holders of a majority in principal amount of all outstanding Debentures will have the right to direct the time, method, and place of conducting any proceeding for exercising any remedy or power available to the Trustee, provided that such direction does not conflict with any rule of law or with the Indenture, is not unduly prejudicial to the rights of another Holder or the Trustee, and does not involve the Trustee in personal liability.

                                 UNDERWRITING

  Subject to the terms and conditions set forth in a purchase agreement (the "Purchase Agreement") among the Company and Merrill Lynch, Pierce, Fenner & Smith Incorporated, Alex. Brown & Sons Incorporated and Morgan Stanley & Co. Incorporated (the "Underwriters"), the Company has agreed to sell to each of the Underwriters named below, and each of the Underwriters has severally agreed to purchase from the Company, the respective principal amounts of Debentures set forth opposite its name below. In the Purchase Agreement, the Underwriters have agreed, subject to the terms and conditions set forth therein, to purchase all of the Debentures offered hereby if any of such Debentures are purchased.

                                                                    PRINCIPAL
                                                                    AMOUNT OF
           UNDERWRITER                                              DEBENTURES
           -----------                                             ------------
      Merrill Lynch, Pierce, Fenner & Smith
               Incorporated.......................................
      Alex. Brown & Sons Incorporated.............................
      Morgan Stanley & Co. Incorporated...........................
                                                                   ------------
           Total.................................................. $200,000,000
                                                                   ============

  The Underwriters have advised the Company that they propose to offer the Debentures to the public at the offering price set forth on the cover page of this Prospectus, and to certain dealers at such price less a concession not in
excess of    % of the principal amount thereof. The Underwriters may allow,
and such dealers may reallow, a concession not in excess of    % of the
principal amount thereof to certain other dealers. After the offering contemplated hereby, the offering price and other selling terms may be changed by the Underwriters.

  The Company has granted to the Underwriters an option, exercisable for 30 days after the date of this Prospectus, to purchase up to an aggregate of $30.0 million principal amount of the Debentures at the public offering price set forth on the cover page hereof, less the underwriting discount. The Underwriters may exercise such option only to cover over-allotments, if any, made in connection with the sale of the Debentures offered hereby. To the extent that the Underwriters exercise this option, each Underwriter will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof which the principal amount of Debentures to be purchased by it shown in the above table is of the $200 million principal amount of Debentures initially offered hereby. If purchased, the Underwriters will offer such additional Debentures on the same terms as those on which the $200 million principal amount of Debentures are being offered.

  Until the distribution of the Debentures is completed, rules of the Securities and Exchange Commission may limit the ability of the Underwriters and certain selling group members (if any) to bid for and purchase the Debentures and the Common Stock. As an exception to these rules, the Representatives are permitted to engage in certain transactions that stabilize the price of the Debentures or the Common Stock. Such transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the Debentures or the Common Stock.

  If the Underwriters create a short position in the Debentures in connection with the offering, i.e., if they sell a greater principal amount of Debentures than is set forth on the cover page of this Prospectus, the Underwriters may reduce that short position by purchasing Debentures in the open market. The Underwriters may also elect to reduce any short position by exercising all or part of the over-allotment option described above.

  In general, purchases of a security for the purpose of stabilization or to reduce a short position could cause the price of the security to be higher than it might be in the absence of such purchases.

  Neither the Company nor any of the Underwriters makes any representation or prediction as to the direction or magnitude of any effect that the transactions described above may have on the price of the Debentures. In addition, neither the Company nor any of the Underwriters makes any representation that the Underwriters will engage in such transactions or that such transactions, once commenced, will not be discontinued without notice.

  The Company has agreed to indemnify the Underwriters against certain liabilities, including certain liabilities under the Securities Act.

  The Company has agreed that it will not sell or otherwise dispose of any Common Stock without the prior written consent of the Underwriters for a period of 120 days from the date of this Prospectus, except that the Company may, without such consent, (i) issue shares upon the exercise of options granted pursuant to the Company's stock option plans, or upon exercise or conversion of other outstanding options, warrants, or convertible debt, and
(ii) issue up to an aggregate of one million shares pursuant to potential acquisitions and shelf registration statements.

  Charles A. Lewis, a Vice Chairman of Investment Banking of Merrill Lynch & Co., and his wife, Penny Bender Sebring, have economic interests in 916,779 shares of Common Stock.

                                 LEGAL MATTERS

  Certain legal matters with respect to the validity of the Debentures offered hereby are being passed upon for the Company by Bell, Boyd & Lloyd, Chicago, Illinois. Attorneys in that firm own an aggregate of approximately 2,700 shares of Common Stock. Mayer, Brown & Platt, Chicago, Illinois, is acting as counsel for the Underwriters in connection with certain legal matters relating to the sale of the Debentures offered hereby.

                                    EXPERTS

  The financial statements of the Company at December 31, 1995, at December 29, 1996 and for the fiscal years ended December 25, 1994, December 31, 1995, and December 29, 1996 and the related financial statement schedule included in or incorporated by reference in this Prospectus, have been audited by Arthur Andersen LLP, independent public accountants, as set forth in their reports thereon also included in or incorporated by reference in this Prospectus, and are included in or incorporated by reference herein in reliance upon such reports given upon the authority of said firm as experts in accounting and auditing.

                      DOCUMENTS INCORPORATED BY REFERENCE

  The following documents and information heretofore filed by the Company with the Commission are incorporated herein by reference:

     (1) The Company's Annual Report on Form 10-K for the year ended December 29, 1996, which was filed with the Commission on March 18, 1997.

     (2) The Company's Current Report on Form 8-K dated January 31, 1997, which was filed with the Commission on February 5, 1997.

     (3) The description of the Company's capital stock set forth under the caption "Description of Capital Stock" in the Company's prospectus constituting a part of the Company's registration statement on Form S-1 (Reg. No. 33-69256), which description is incorporated by reference in the Company's registration statement on Form 8-A dated November 4, 1993 for the registration of the Common Stock under Section 12(g) of the Exchange Act.

  All documents filed by the Company pursuant to Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act after the date of this Prospectus and prior to the termination of the offering of the Debentures offered hereby (except to the extent specified therein or in rules or regulations of the Commission) shall be deemed to be incorporated in this Prospectus by reference and to be part hereof from the date of filing of such documents. Any statement contained in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any other subsequently filed document which also is, or is deemed to be, incorporated by reference herein modifies or supersedes such statement. Any such statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

  The Company will provide without charge to each person to whom a copy of this Prospectus has been delivered, at the written or oral request of such person, a copy of any or all of the documents referred to above which have been or may be incorporated in this Prospectus by reference other than exhibits to such documents. Requests for such copies should be directed to Boston Chicken, Inc., 14103 Denver West Parkway, P.O. Box 4086, Golden, Colorado, 80401-4086, Attention: Investor Relations Department (telephone:
303-278-9500).

                     BOSTON CHICKEN, INC. AND SUBSIDIARIES

                   INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Report of Independent Public Accountants................................... F-2
Consolidated Financial Statements:
  Consolidated Balance Sheets at December 31, 1995 and December 29, 1996... F-3
  Consolidated Income Statements for the fiscal years ended December 25,
   1994, December 31, 1995, and December 29, 1996.......................... F-4
  Consolidated Statements of Stockholders' Equity for the fiscal years ended December 25, 1994, December 31, 1995, and December 29, 1996....... F-5
  Consolidated Statements of Cash Flows for the fiscal years ended December
   25, 1994,
   December 31, 1995, and December 29, 1996................................ F-6
  Notes to Consolidated Financial Statements............................... F-7

                   REPORT OF INDEPENDENT PUBLIC ACCOUNTANTS

To the Board of Directors and Stockholders of Boston Chicken, Inc.:

  We have audited the accompanying consolidated balance sheets of Boston Chicken, Inc. (a Delaware corporation) and subsidiaries as of December 31, 1995 and December 29, 1996, and the related consolidated income statements, statements of stockholders' equity and cash flows for the fiscal years ended December 25, 1994, December 31, 1995, and December 29, 1996. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

  We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

  In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Boston Chicken, Inc. and subsidiaries as of December 31, 1995 and December 29, 1996, and the results of their operations and their cash flows for the fiscal years ended December 25, 1994, December 31, 1995, and December 29, 1996 in conformity with generally accepted accounting principles.

                                          ARTHUR ANDERSEN LLP

Denver, Colorado
March 18, 1997

                     BOSTON CHICKEN, INC. AND SUBSIDIARIES

                          CONSOLIDATED BALANCE SHEETS
                       (IN THOUSANDS, EXCEPT SHARE DATA)

                                                      DECEMBER 31, DECEMBER 29,
                                                          1995         1996
                                                      ------------ ------------
                       ASSETS
Current Assets:
  Cash and cash equivalents..........................  $  310,436   $  100,800
  Accounts receivable, net...........................      13,445       22,438
  Due from affiliates................................       9,614       10,246
  Notes receivable...................................       5,462          --
  Prepaid expenses and other current assets..........       1,536        4,050
  Deferred income taxes..............................       3,322        8,928
                                                       ----------   ----------
    Total current assets.............................     343,815      146,462
Property and Equipment, net..........................     258,550      334,748
Notes Receivable.....................................     450,572      800,519
Deferred Financing Costs, net........................      15,745       13,361
Goodwill, net........................................         --       190,439
Other Assets, net....................................       5,195       58,087
                                                       ----------   ----------
    Total assets.....................................  $1,073,877   $1,543,616
                                                       ==========   ==========
        LIABILITIES AND STOCKHOLDERS' EQUITY
Current Liabilities:
  Accounts payable...................................  $   12,292   $   40,430
  Accrued expenses...................................       9,095       36,547
  Deferred franchise revenue.........................       8,945       10,656
                                                       ----------   ----------
    Total current liabilities........................      30,332       87,633
Deferred Franchise Revenue...........................       2,072        7,740
Convertible Subordinated Debt........................     129,872      129,841
Liquid Yield Option Notes............................     177,306      182,613
Deferred Income Taxes................................      16,631       40,216
Other Noncurrent Liabilities.........................         833        6,292
Minority Interest....................................         --       153,441
Commitments and Contingencies
Stockholders' Equity:
  Preferred Stock--$.01 par value; authorized
   20,000,000 shares; no shares issued and
   outstanding.......................................         --           --
  Common Stock--$.01 par value; authorized
   480,000,000 shares; issued and outstanding:
   59,129,301 shares in 1995 and 64,245,868 in 1996..         591          642
  Additional paid-in capital.........................     675,611      827,611
  Retained earnings..................................      40,629      107,587
                                                       ----------   ----------
                                                          716,831      935,840
                                                       ----------   ----------
    Total liabilities and stockholders' equity.......  $1,073,877   $1,543,616
                                                       ==========   ==========

The accompanying notes to the consolidated financial statements are an integral part of these statements.

                     BOSTON CHICKEN, INC. AND SUBSIDIARIES

                         CONSOLIDATED INCOME STATEMENTS
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                   FISCAL YEARS ENDED
                                         --------------------------------------
                                         DECEMBER 25, DECEMBER 31, DECEMBER 29,
                                             1994         1995         1996
                                         ------------ ------------ ------------
                                                       (53 WEEKS)
Revenue:
  Royalties and franchise related fees..   $43,603      $ 74,662     $115,510
  Company stores........................    40,916        51,566       83,950
  Interest income.......................    11,632        33,251       65,048
                                           -------      --------     --------
    Total revenue.......................    96,151       159,479      264,508
Costs and Expenses:
  Cost of products sold.................    15,876        19,737       31,160
  Salaries and benefits.................    22,637        31,137       42,172
  General and administrative............    27,930        41,367       99,847
  Provision for relocation..............     5,097           --           --
                                           -------      --------     --------
    Total costs and expenses............    71,540        92,241      173,179
                                           -------      --------     --------
Income From Operations..................    24,611        67,238       91,329
Other Income (Expense):
  Interest expense, net.................    (4,235)      (13,179)     (14,446)
  Gain on issuances of subsidiary's
   stock................................       --            --        38,163
  Other income, net.....................        74           314          137
                                           -------      --------     --------
    Total other income (expense)........    (4,161)      (12,865)      23,854
                                           -------      --------     --------
Income Before Income Taxes and Minority
 Interest...............................    20,450        54,373      115,183
Income Taxes............................     4,277        20,814       42,990
Minority Interest in (Earnings) of
 Subsidiary.............................       --            --        (5,235)
                                           -------      --------     --------
Net Income..............................   $16,173      $ 33,559     $ 66,958
                                           =======      ========     ========
Net Income Per Common and Equivalent
 Share..................................   $  0.38      $   0.66     $   1.01
                                           =======      ========     ========
Weighted Average Number of Common and
 Equivalent Shares Outstanding..........    42,861        50,972       66,501
                                           =======      ========     ========


The accompanying notes to the consolidated financial statements are an integral part of these statements.

                     BOSTON CHICKEN, INC. AND SUBSIDIARIES

                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY
                                 (IN THOUSANDS)

                                                   FISCAL YEARS ENDED
                                         --------------------------------------
                                         DECEMBER 25, DECEMBER 31, DECEMBER 29,
                                             1994         1995         1996
                                         ------------ ------------ ------------
COMMON STOCK
  Balance at beginning of year..........   $    347     $    447     $    591
  Issuance of common stock..............         85          125           30
  Conversion of convertible debt into
   common stock.........................        --             1          --
  Conversion of liquid yield option
   notes into common stock..............        --             1            3
  Issuance of common stock in connection
   with acquisitions....................         11           12            5
  Exercise of stock options.............          4            5           13
                                           --------     --------     --------
  Balance at end of year................   $    447     $    591     $    642
                                           ========     ========     ========
ADDITIONAL PAID-IN CAPITAL
  Balance at beginning of year..........   $103,662     $252,298     $675,611
  Issuance of common stock, net of
   offering cost of $1,475 in 1994,
   $13,851 in 1995, and $848 in 1996....    124,905      383,784      100,232
  Conversion of convertible debt into
   common stock.........................        --           127           31
  Conversion of liquid yield option
   notes into common stock..............        --         3,232        8,192
  Issuance of common stock in connection
   with acquisitions....................     19,920       30,675       14,709
  Issuance of warrants..................        --           --         8,373
  Exercise of stock options, including
   income tax benefits of $3,102 in
   1994, $4,049 in 1995 and $15,204 in
   1996.................................      3,811        5,495       20,463
                                           --------     --------     --------
  Balance at end of year................   $252,298     $675,611     $827,611
                                           ========     ========     ========
RETAINED EARNINGS (DEFICIT)
  Balance at beginning of year..........   $ (9,103)    $  7,070     $ 40,629
  Net income............................     16,173       33,559       66,958
                                           --------     --------     --------
  Balance at end of year................   $  7,070     $ 40,629     $107,587
                                           ========     ========     ========


The accompanying notes to the consolidated financial statements are an integral part of these statements.

                     BOSTON CHICKEN, INC. AND SUBSIDIARIES

                     CONSOLIDATED STATEMENTS OF CASH FLOWS
                                 (IN THOUSANDS)

                                                   FISCAL YEARS ENDED
                                         --------------------------------------
                                         DECEMBER 25, DECEMBER 31, DECEMBER 29,
                                             1994         1995         1996
                                         ------------ ------------ ------------
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income.............................   $  16,173    $  33,559   $    66,958
Adjustments to reconcile net income to
 net cash provided by operating
 activities:
 Depreciation and amortization.........       6,074       11,442        22,887
 Interest on liquid yield option notes.         --         8,075        13,793
 Gain on issuances of subsidiary's
  stock................................         --           --        (38,163)
 Deferred income taxes.................       4,277       12,133        14,059
 Minority interest.....................         --           --          5,235
 Provision for write-down of assets....         --           --         14,550
 Loss (gain) on disposal of assets.....        (368)         231            68
 Changes in assets and liabilities,
  excluding effects from acquisitions:
 Accounts receivable and due from
  affiliates...........................      (7,800)     (10,057)       (7,193)
 Accounts payable and accrued expenses.      13,724        3,661        48,674
 Deferred franchise revenue............       5,926         (303)        3,174
 Other assets and liabilities..........      (2,088)      (3,265)          868
                                          ---------    ---------   -----------
 Net cash provided by operating
  activities...........................      35,918       55,476       144,910
                                          ---------    ---------   -----------
CASH FLOWS FROM INVESTING ACTIVITIES:
Purchase of property and equipment.....    (163,622)    (145,756)     (115,062)
Proceeds from the sale of assets.......      62,342       80,910        86,320
Acquisition of other assets............      (5,175)      (3,475)      (22,370)
Issuance of notes receivable...........    (225,282)    (661,033)   (1,467,065)
Repayment of notes receivable..........      68,498      407,499       993,151
                                          ---------    ---------   -----------
 Net cash used in investing activities.    (263,239)    (321,855)     (525,026)
                                          ---------    ---------   -----------
CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from issuance of common stock
 and warrants..........................     125,703      385,360       112,863
Proceeds from issuance of subsidiary's
 common stock..........................         --           --        135,422
Proceeds from issuance of convertible
 subordinated debt.....................     130,000          --            --
Proceeds from issuance of liquid yield
 option notes..........................         --       172,464           --
Increase in deferred financing costs...      (7,615)      (6,313)       (3,799)
Proceeds from revolving credit
 facilities............................      96,130      229,240        43,250
Repayments of revolving credit
 facilities............................     (96,130)    (229,240)     (117,256)
                                          ---------    ---------   -----------
 Net cash provided by financing
  activities...........................     248,088      551,511       170,480
                                          ---------    ---------   -----------
Net Increase (Decrease) in Cash and
 Cash Equivalents......................      20,767      285,132      (209,636)
 Cash and Cash Equivalents, beginning
  of year..............................       4,537       25,304       310,436
                                          ---------    ---------   -----------
 Cash and Cash Equivalents, end of
  year.................................   $  25,304    $ 310,436   $   100,800
                                          =========    =========   ===========
SUPPLEMENTAL CASH FLOW INFORMATION:
Interest paid..........................   $   3,395    $   7,195   $     7,131
                                          =========    =========   ===========
Income taxes paid......................   $     --     $   3,299   $     5,055
                                          =========    =========   ===========
NON-CASH TRANSACTIONS:
Tax benefit of stock options exercised.   $   3,102    $   4,049   $    15,204
                                          =========    =========   ===========
Conversion of notes receivable into
 equity interests......................   $     --     $     --    $   123,500
                                          =========    =========   ===========
Conversion of convertible subordinated
 notes and liquid yield option notes,
 net of related deferred financing
 costs, into common stock..............   $     --     $   3,361   $     8,226
                                          =========    =========   ===========
Issuance of common stock and note
 payable for net assets acquired.......   $  19,931    $  30,687   $    21,562
                                          =========    =========   ===========

The accompanying notes to the consolidated financial statements are an integral part of these statements.

                     BOSTON CHICKEN, INC. AND SUBSIDIARIES

                  NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. DESCRIPTION OF BUSINESS

  Boston Chicken, Inc. ("BCI") franchises and operates food service stores under the Boston Market brand name which specialize in fresh, convenient meal solutions featuring home style entrees, sandwiches, freshly prepared vegetables, salads, and other side dishes. BCI's majority-owned subsidiary, Einstein/Noah Bagel Corp. ("ENBC"), operates and franchises specialty retail stores that feature fresh-baked bagels, proprietary cream cheeses, specialty coffees and teas, and creative soups, salads, and sandwiches. Unless otherwise indicated, BCI and its subsidiaries (excluding ENBC), are hereinafter referred to collectively as the "Company".

  At December 29, 1996, there were 1,087 Boston Market stores systemwide in the United States, consisting of 982 franchise stores and 105 Company stores. In 1994 and 1995, in connection with its practice of opening new stores to seed development in targeted markets, the Company sold 54 and 91 Company stores, respectively, to area developers or franchisees of the Company. At December 29, 1996, there were 315 ENBC stores systemwide in the United States, consisting of 301 franchise stores and 14 ENBC company stores. In 1996, ENBC sold 59 ENBC company stores (since conversion of the Company's loan to ENBC on June 17, 1996) to its area developers. The Company discontinued its practice of seeding stores in new markets in 1995, and ENBC anticipates discontinuing its practice of seeding stores in new markets in 1997. Pursuant to the provisions of its franchise agreements, the Company is obligated to allow franchisees to utilize its trademarks, copyrights, recipes, operating procedures, and other elements of the Boston Market system in the operation of franchised Boston Market stores. ENBC has a similar obligation under its franchise agreements.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

 Principles of Consolidation

  The accompanying consolidated financial statements include the accounts of the Company and its subsidiaries (including ENBC). All material intercompany accounts and transactions have been eliminated in consolidation.

 Fiscal Year

  The Company's and ENBC's fiscal year is the 52/53-week period ending on the last Sunday in December, and normally consists of 13 four-week periods. The first quarter consists of four periods, and each of the remaining three quarters consists of three periods, with the first, second, and third quarters ending 16 weeks, 28 weeks, and 40 weeks, respectively, into the fiscal year. Fiscal years 1994 and 1996 each contained 52 weeks, or 13 four-week periods. Fiscal year 1995 contained 53 weeks.

 Cash and Cash Equivalents

  Cash and cash equivalents consist of cash on hand and on deposit, and highly liquid instruments purchased with maturities of three months or less.

 Inventories

  Inventories, which are classified in prepaid expenses and other current assets, are stated at the lower of cost (first-in, first-out) or market and consist of food, paper products, and supplies.

 Property and Equipment

  Property and equipment is stated at cost, less accumulated depreciation and amortization. The provision for depreciation and amortization has been calculated using the straight-line method with buildings and improvements being depreciated over 15 to 30 years, leasehold improvements being amortized over the lesser of their useful lives or their lease term, including option periods, furniture, fixtures, equipment, and computer software being depreciated over three to eight years, and pre-opening costs being depreciated over one year.

                     BOSTON CHICKEN, INC. AND SUBSIDIARIES

  Property and equipment additions include acquisitions of property and equipment, costs incurred in the development and construction of new stores, major improvements to existing stores, and costs incurred in the development and purchase of computer software. Pre-opening costs consist primarily of salaries and other direct expenses relating to the set-up, initial stocking, training, and general store management activities incurred prior to the opening of new stores.

  Expenditures for maintenance and repairs are charged to expense as incurred. Development costs for franchised stores are expensed when the store opens.

 Long-Lived Assets

  The Company and ENBC evaluate whether events and circumstances have occurred that indicate revision to the remaining useful life or the remaining balances of long-lived assets may be appropriate. Such events and circumstances include, but are not limited to, change in business strategy or change in current and long-term projected operating performance. When factors indicate that the carrying amount of an asset may not be recoverable, the Company estimates the future cash flows expected to result from the use of such asset and its eventual disposition. If the sum of the expected future cash flows (undiscounted and without interest charges) is less than the carrying amount of the asset, the Company will recognize an impairment loss equal to the excess of the carrying amount over the fair value of the asset.

 Deferred Financing Costs

  Deferred financing costs are amortized over the period of the related financing, which ranges from two to 20 years.

 Revenue Recognition

  Revenue from Company stores and from ENBC company stores is recognized in the period during which related food and beverage products are sold. Royalties are recognized in the same period that related franchise store revenue is generated. Revenue derived from initial franchise fees and area development fees is recognized when the franchised store opens. Interest, real estate services, and software maintenance fees are recognized as earned. Lease income is recognized over the life of the lease on a straight-line basis. Software license income is recognized as the software is placed in service. The components of royalties and franchise related fees are as follows (in thousands of dollars):

                                                           FISCAL YEARS ENDED
                                                        ------------------------
                                                         DEC.    DEC.
                                                          25,     31,   DEC. 29,
                                                         1994    1995     1996
                                                        ------- ------- --------
   Royalties........................................... $17,421 $34,841 $ 55,821
   Initial franchise and area development fees.........  13,057  13,712   18,715
   Lease and real estate services income...............   5,361  17,939   27,537
   Software license and maintenance fees...............   6,480   7,723   13,104
   Other...............................................   1,284     447      333
                                                        ------- ------- --------
       Total royalties and franchise related fees...... $43,603 $74,662 $115,510
                                                        ======= ======= ========

 Per Share Data

  Earnings per share are computed based upon the weighted average number of common stock and common equivalent shares outstanding during the period.

                     BOSTON CHICKEN, INC. AND SUBSIDIARIES

 Issuances of Subsidiaries' Stock

  Changes in the Company's proportionate interest in the net assets of its subsidiaries that result from issuances of the subsidiaries' stock are recognized in earnings as gains or losses in the period during which such issuances occur.

 Advertising Costs

  Advertising costs are expensed in the period incurred.

 Employee Stock Options

  The Company and ENBC account for their employee stock options in accordance with the intrinsic value method prescribed by Accounting Principles Board No.
25. Required pro forma disclosures of compensation expense determined under the fair value method of Statement of Financial Accounting Standards No. 123, "Accounting for Stock-Based Compensation" ("SFAS No. 123"), are presented in
Note 11.

 Employee Benefit Plan

  The Company and ENBC each have a 401(k) plan to which neither the Company nor ENBC makes a contribution.

 Estimates

  The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

 Reclassifications

  Certain reclassifications have been made to the 1995 and 1994 amounts to conform with the 1996 presentation.

3. ACQUISITIONS

  In April 1996, the Company delivered 450,640 shares of common stock with a market value of approximately $15.0 million and a $6.8 million promissory note to acquire the equity interests of certain investors in Mid-Atlantic Restaurant Systems L.P. ("Mid-Atlantic"), its Boston Market area developer for the Philadelphia area. As part of this transaction, the Company assumed $38.5 million in liabilities owed to third parties. The transaction resulted in the Company acquiring a 93% equity interest in Mid-Atlantic. Subsequent to the Company acquiring its interest in Mid-Atlantic, Mid-Atlantic acquired 100% of the equity interest in New Jersey Rose, L.L.C., the Boston Market area developer for the southern New Jersey area ("New Jersey Rose") for a purchase price of $13.4 million, including the assumption of $1.1 million in liabilities owed to third parties. Also, in June 1996, the Company converted its $120.0 million loan to ENBC into shares of common stock of ENBC and subsequently invested an additional $45.9 million in ENBC common stock, resulting in an ownership interest of approximately 53% of the outstanding shares of common stock of ENBC as of March 7, 1997. These transactions have been accounted for as purchases, and, accordingly, the purchase prices were allocated to identified assets and liabilities based upon their fair values at the date of the transactions, resulting in goodwill of $110.1 million on the ENBC transactions and $81.4 million on the Mid-Atlantic transactions, both of which are being amortized over a 35-year life. The operating results of each acquisition are included in consolidated net income from the date of acquisition.

                     BOSTON CHICKEN, INC. AND SUBSIDIARIES

  The following represents the unaudited pro forma results of operations as if the purchase transactions described above had occurred at the beginning of the periods presented (in thousands of dollars, except per share data):

                                                               1995      1996
                                                             --------  --------
      Revenue............................................... $257,248  $326,758
      Net income (loss)..................................... $(11,025) $ 53,733
      Net income (loss) per share........................... $  (0.23) $   0.80

  This pro forma information does not purport to be indicative of the results of operations that actually would have been reported if the transactions had occurred at the beginning of the periods presented. The pro forma information is not intended to be a projection of future results or trends.

4. SUPPLEMENTAL CONSOLIDATED FINANCIAL STATEMENT DATA

  Accounts receivable are net of an allowance for doubtful accounts of $486,000 at December 31, 1995 and $424,000 at December 29, 1996.

                                                  DEC. 31, 1995 DEC. 29, 1996
                                                  ------------- -------------
      Property and equipment consist of (in
       thousands of dollars):
        Land.....................................   $106,244      $104,914
        Buildings and improvements...............     92,935       148,642
        Furniture, fixtures, equipment, and
         computer
         software................................     64,338        98,817
        Development in progress..................      5,170         5,184
        Pre-opening costs........................        163           248
                                                    --------      --------
                                                     268,850       357,805
        Less: Accumulated depreciation and
         amortization............................    (10,300)      (23,057)
                                                    --------      --------
          Total property and equipment, net......   $258,550      $334,748
                                                    ========      ========

  Included in land and buildings and improvements are $171.0 million (net of accumulated depreciation and amortization of $3.7 million) and $183.1 million (net of accumulated depreciation and amortization of $6.1 million) of assets leased to others at December 31, 1995 and December 29, 1996, respectively.

  Accumulated amortization at December 29, 1996 on goodwill was $4.3 million.

                                                  DEC. 31, 1995 DEC. 29, 1996
                                                  ------------- -------------
      Accrued expenses consist of (in thousands
       of dollars):
        Accrued payroll and fringe benefits......    $1,556        $ 4,090
        Accrued interest.........................     2,538          2,888
        Accrued F.A.S.T. Track conversion costs..       --          14,778
        Accrued real estate disposition costs....       --           5,866
        Accrued other............................     5,001          8,925
                                                     ------        -------
          Total accrued expenses.................    $9,095        $36,547
                                                     ======        =======

                     BOSTON CHICKEN, INC. AND SUBSIDIARIES

                                                     FISCAL YEARS ENDED
                                                  ---------------------------
                                                   DEC.
                                                    25,    DEC. 31,  DEC. 29,
                                                   1994      1995      1996
                                                  -------  --------  --------
Interest expense, net consists of (in thousands
 of
 dollars):
  Interest income................................ $ 1,592  $  2,173  $  6,427
  Interest expense...............................  (5,827)  (15,352)  (20,873)
                                                  -------  --------  --------
    Interest expense, net........................ $(4,235) $(13,179) $(14,446)
                                                  =======  ========  ========

5. FAIR VALUE OF FINANCIAL INSTRUMENTS

  The following methods and assumptions were used to estimate the fair value of each class of financial instrument:

 Cash and Cash Equivalents

  The carrying value approximates fair value due to the length of maturity of the investments.

 Notes Receivable

  The estimated fair value of notes receivable, including the conversion option (See Note 10), is based on the discounted value of the future cash flows using the current rates at which similar loans would be made to borrowers with similar credit ratings.

 Debt

  The fair value of debt instruments is based on prices as quoted on the Nasdaq SmallCap Market as reported by the Wall Street Journal (Western Edition).

  The estimated fair values of the Company's financial instruments are as follows (in thousands of dollars):

                                            DECEMBER 31, 1995 DECEMBER 29, 1996
                                            ----------------- -----------------
                                            CARRYING   FAIR   CARRYING   FAIR
                                             AMOUNT   VALUE    AMOUNT   VALUE
                                            -------- -------- -------- --------
   Cash and Cash Equivalents............... $310,436 $310,436 $100,800 $100,800
   Notes Receivable........................  456,034  456,034  800,519  800,519
   Convertible Subordinated Debt...........  129,872  154,872  129,841  163,600
   Liquid Yield Option Notes...............  177,306  228,148  182,613  232,334

6. DEBT

  The Company and ENBC each have a revolving bank credit facility. The Company's facility provides for borrowings of up to $110.0 million through December 1, 1999, and ENBC's facility provides for borrowings up to $45.0 million through April 30, 1998. Borrowings under the Company's facility are subject to a borrowing formula and may be either floating rate loans with interest at the agent's base rate plus an applicable margin or eurodollar rate loans with interest at the eurodollar rate plus an applicable margin. Borrowings under ENBC's facility may be either floating rate loans with interest at the agent's base rate plus an applicable margin or eurodollar rate loans with interest at the eurodollar rate plus an applicable margin. In addition, a commitment fee applicable to each facility (.25% for the Company's facility and .5% for ENBC's facility) of the average daily unused portion of the loan is required. The credit facility agreements contain covenants that, among other things, restrict other borrowings, prohibit cash dividends, require specified store-level sales, and require maintenance of specified cash flow ratios. As of December 29, 1996, no amount was outstanding under either facility. The Company's facility and its 1996 master lease facility (See Note
9) are collateralized by assets with a net book value of $795.4 million and ENBC's facility is collateralized by substantially all of its assets.

                     BOSTON CHICKEN, INC. AND SUBSIDIARIES

  In February 1994, the Company issued $130.0 million of 4 1/2% convertible subordinated debentures due February 1, 2004. Interest is payable semiannually on February 1 and August 1 of each year. The debentures are convertible at any time prior to maturity into shares of the Company's common stock at a conversion rate of $27.969 per share, subject to adjustment under certain conditions. The debentures may be redeemed at the option of the Company initially at 103.15% of their principal amount and at declining prices thereafter, plus accrued interest. In 1995 and 1996, $128,000 and $31,000 of convertible subordinated debentures were converted into 4,576 shares and 1,107 shares of common stock, respectively.

  In June 1995, the Company completed the sale of $828.0 million aggregate principal amount at maturity of Liquid Yield Option Notes due June 1, 2015 ("LYONs") for which the Company received gross proceeds of approximately $172.5 million. The LYONs are zero-coupon subordinated notes that were sold at an issue price of $208.29 per $1,000 principal amount due at maturity, representing an 8% yield. Each LYON is convertible at the option of the holder at any time on or prior to maturity into 8.532 shares of common stock of the Company. In the event the holder exercises the option to convert, the holder will not receive any payment for the accrued original issue discount. The Company will purchase the LYONs at the option of the holder as of June 1, 2000, June 1, 2005, and June 1, 2010, for a purchase price per LYON of $308.32, $456.39, and $675.57, respectively. The Company may elect to pay the purchase price in cash or common stock or a combination thereof. Commencing on June 1, 2000, the LYONs are redeemable at the option of the Company for cash, at a price equal to the original issue price plus accrued original issue discount through the redemption date. In 1995 and 1996, $3.2 million and $8.2 million of LYONs were converted into 127,980 shares and 328,942 shares of common stock, respectively.

7. INCOME TAXES

  The primary components that comprise the deferred tax assets and liabilities at December 31, 1995 and December 29, 1996 are as follows (in thousands of dollars):

                                                    DEC. 31, 1995 DEC. 29, 1996
                                                    ------------- -------------
   Deferred tax assets:
   Accounts payable and accrued expenses...........   $    841      $  7,502
   Deferred franchise revenue......................      3,495         6,355
   Other noncurrent liabilities....................        181           730
   ENBC net operating loss carryforward............        --          6,648
   Write-off of intangible assets that are
    amortizable for tax............................        --          1,582
   Alternative minimum tax credit..................        827           --
   Other...........................................        651         1,411
                                                      --------      --------
     Total deferred tax assets.....................      5,995        24,228
   Deferred tax liabilities:
   Gain on issuances of subsidiary's stock.........        --        (14,883)
   Property and equipment..........................    (18,340)      (13,400)
   Goodwill........................................        --         (8,678)
   Other...........................................       (964)       (8,273)
                                                      --------      --------
     Total deferred tax liabilities................    (19,304)      (45,234)
                                                      --------      --------
                                                       (13,309)      (21,006)
   Valuation allowance.............................        --        (10,282)
                                                      --------      --------
     Net deferred tax liability....................   $(13,309)     $(31,288)
                                                      ========      ========

                     BOSTON CHICKEN, INC. AND SUBSIDIARIES

  Income taxes consist of the following (in thousands of dollars):

                                                            FISCAL YEARS ENDED
                                                          ----------------------
                                                           DEC.   DEC.    DEC.
                                                           25,     31,     29,
                                                           1994   1995    1996
                                                          ------ ------- -------
Current:
  Federal................................................ $  --  $ 7,784 $24,359
  State..................................................    --      897   4,572
                                                          ------ ------- -------
                                                             --    8,681  28,931
Deferred:
  Federal................................................  3,614  10,743  11,841
  State..................................................    663   1,390   2,218
                                                          ------ ------- -------
                                                           4,277  12,133  14,059
                                                          ------ ------- -------
                                                          $4,277 $20,814 $42,990
                                                          ====== ======= =======

  For the years ended December 25, 1994, December 31, 1995, and December 29, 1996, the Company recognized income tax benefits pertaining to the exercise of stock options of $3,102,000, $4,049,000, and $15,204,000, respectively, which are accounted for as a direct increase to additional paid-in capital and do not reduce reported income tax expense.

  The Company's conversion of its loan to ENBC resulted in the recognition of a deferred tax asset of $14.8 million, which amount has been offset by a valuation allowance due to the uncertainty in realizing the benefits of the deferred tax asset. During 1996, the Company recognized $2.5 million of the deferred tax asset as a reduction of the goodwill which resulted from the ENBC loan conversion. As of December 29, 1996, the Company had a deferred tax asset of $10.3 million associated with ENBC's temporary differences, which amount has been offset by a valuation allowance. The decrease in the valuation allowance from the date of conversion to December 29, 1996 results from realization of a portion of the deferred tax asset. ENBC files a separate tax return from the Company. As of December 29, 1996, ENBC has a net operating loss carryforward of $17.0 million that begins to expire in 2010.

  The difference between the Company's actual tax provision and the tax provision that would result from applying the statutory federal income tax rate to income before income taxes and minority interest is attributable to the following (in thousands of dollars):

                                                         FISCAL YEARS ENDED
                                                       ------------------------
                                                        DEC.     DEC.    DEC.
                                                         25,      31,     29,
                                                        1994     1995    1996
                                                       -------  ------- -------
   Income tax expense at statutory rate..............  $ 6,953  $19,031 $40,314
   State taxes, net of Federal benefit...............      818    1,740   4,492
   Tax attributes of minority interest in earnings of
    subsidiary.......................................      --       --   (2,042)
   Other.............................................       26       43     226
   Change in valuation allowance.....................   (3,520)     --      --
                                                       -------  ------- -------
   Provision for income taxes........................  $ 4,277  $20,814 $42,990
                                                       =======  ======= =======

8. NATIONAL AND LOCAL ADVERTISING FUNDS

  The Company administers a National Advertising Fund (the "Fund") to which all stores make contributions based on individual franchise agreements (2% of net revenue). Collected amounts are spent primarily on developing marketing and advertising materials for use systemwide. In addition, the Company maintains Local

                     BOSTON CHICKEN, INC. AND SUBSIDIARIES

Advertising Funds ("LAFs") that provide comprehensive advertising and sales promotion support (primarily television and radio media time) for stores in particular markets. Periodic contributions are made by all stores (a minimum of 4% of net revenue). The Company disburses funds and accounts for all transactions related to such Fund and LAFs. Such amounts are not segregated from the cash resources of the Company; however, consistent with Statement of Financial Accounting Standards No. 45 "Accounting for Franchise Fee Revenue", such amounts are accounted for separately and are not included in the financial statements of the Company because the Company acts only as an agent for its franchisees in placing orders for advertising and paying related invoices out of such accounts.

  The Fund had an accumulated deficit of $9.6 million at December 31, 1995 and $15.2 million at December 29, 1996, which were funded by advances from the Company, $9.6 million and $10.2 million of which were recorded in Due from Affiliates at December 31, 1995 and December 29, 1996, respectively, and $5.0 million of which was recorded in Notes Receivable at December 29, 1996. The amounts classified in Due from Affiliates are short term advances to the Fund to be repaid within the next fiscal year. The amount classified in Notes Receivable is due October 1998 and bears interest at the applicable reference rate of Bank of America Illinois as established from time to time (8.25% at December 29, 1996) and is payable each four-week period.

  ENBC, as agent for its franchisees, administers similar national and local advertising funds. ENBC accounts for these funds in a similar manner.

9. COMMITMENTS AND CONTINGENCIES

  Through December 29, 1996, BC Equity Funding, L.L.C. ("BCEF") had invested an aggregate of $58.3 million in certain Boston Market area developers in the form of 10% cumulative preferred equity, redeemable by the area developers at a premium initially equal to 10% of the initial issue price, to be increased by 2% each year up to a maximum of 20% of the initial issue price plus accrued dividends (the "Redemption Price"). In the event the Company's conversion and option rights under its secured loan agreement with any of these area developers expire unexercised (See Note 10) and the Company does not consent to an area developer's request to undertake a firm commitment underwritten public offering of the stock of such area developer, the Company has agreed to purchase the preferred equity of such area developer from BCEF at the Redemption Price.

  Through December 29, 1996, Bagel Store Development Funding, L.L.C. ("Bagel Funding") had invested an aggregate of $70.2 million in ENBC's area developers in the form of common equity. ENBC is obligated to purchase Bagel Funding's equity interest in an area developer at a formula price in the event that the area developer fails to fulfill its obligation to redeem such interests at such price in any one of the following circumstances: (i) ENBC converts its loan into or otherwise acquires a majority equity interest in the area developer; (ii) ENBC does not consent to the area developer's request to undertake a firm commitment underwritten public offering of stock of the area developer after ENBC's conversion and option rights under its loan agreement with the area developer have expired unexercised; or (iii) ENBC does not consent to the area developer's request to terminate the area developer's area development and franchise agreements with ENBC after ENBC's conversion and option rights under its loan agreement with the area developer have expired unexercised.

  The Company has entered into two master lease facilities (the "1995 Facility" and the "1996 Facility") for the purpose of leasing equipment and real estate for stores owned by the Company and its area developers. Financing available under the 1995 Facility is $95.6 million and financing available under the 1996 Facility is $190.0 million. Both the 1995 Facility and the 1996 Facility bear interest at LIBOR plus an applicable margin and have terms, including renewal options, of between three and five years and contain a purchase option. The 1996 Facility is cross-collateralized and cross-defaulted with the Company's revolving credit facility (See Note 6). The Company subleases a majority of the leased assets to its area developers. The subleases to area developers contain substantially the same terms as the master leases. The Company would be contingently liable for $192.6 million if it utilized the entire amount available under the facilities and elected not to purchase the leased assets or renew the leases. Such contingent obligation would be reduced by a portion of the proceeds received by the lessor on the sale of the leased assets and payments received from the sublessees.

                     BOSTON CHICKEN, INC. AND SUBSIDIARIES

  The Company leases sites for stores and for its support center in Golden, Colorado. Lease terms are generally five years, with two or three five-year renewal options. Most of the leases contain escalation clauses and common area maintenance charges.

  The Company also purchases or leases real estate and equipment that it then leases, subleases, or assigns to an area developer or franchisee. The leases, subleases, and assignment terms to area developers and franchisees are negotiated at arm's length on commercially reasonable terms. The Company is contingently liable for all lease costs, including common area maintenance charges.

  The following is a schedule of future minimum rental payments that are required under operating leases that have initial or remaining noncancellable lease terms in excess of one year, sublease proceeds, guarantees and assignments, and rental receipts due under leases on property and equipment owned by the Company as of December 29, 1996 (in thousands of dollars):

                                                                     MINIMUM
                                              NET                RENTAL RECEIPTS
                          MINIMUM           MINIMUM  GUARANTEES  ON PROPERTY AND
                           RENTAL  SUBLEASE  RENTAL      AND     EQUIPMENT OWNED
                          PAYMENTS PROCEEDS PAYMENTS ASSIGNMENTS BY THE COMPANY
                          -------- -------- -------- ----------- ---------------
1997..................... $ 73,802 $ 74,095 $   --    $ 12,822      $ 18,675
1998.....................   57,114   57,178     --      12,048        18,359
1999.....................   24,003   23,153     850     11,089        18,475
2000.....................   22,032   20,942   1,090     10,591        19,003
2001.....................   18,373   17,924     449     16,640        19,465
Later Years..............   82,802   68,432  14,370     67,552        88,323
                          -------- -------- -------   --------      --------
                          $278,126 $261,724 $16,759   $130,742      $182,300
                          ======== ======== =======   ========      ========

  Rent expense, net of sublease income, under operating leases was $3,242,000, $4,495,000, and $4,637,000 for fiscal years 1994, 1995, and 1996, respectively.

  The Company has entered into an agreement with a poultry supplier relating to the production of two chicken processing facilities. The agreement expires in 2001, and contains two two-year and one one-year renewal options.

  ENBC has entered into a supply agreement relating to the purchase of certain minimum levels of cream cheese, which expires in October 2000, or earlier in certain circumstances. The agreement requires ENBC, its subsidiaries, area developers, and other authorized purchasers to purchase the lesser of 160,000 pounds of cream cheese per week or 60% of their requirements for cream cheese (excluding certain requirements that may be satisfied through other commitments and certain requirements of acquired companies). The price per pound is determined over the term of the contract based upon production costs.

  The Company has become subject to various lawsuits, claims, and other legal matters in the course of conducting its business, including its business as a franchisor. The Company believes that the outcome of such lawsuits, claims, and other legal matters will not have a material impact on the consolidated financial position or results of operations.

10. AREA DEVELOPER FINANCING

  The Company currently offers convertible secured debt financing to certain Boston Market area developers to partially finance store development and working capital needs. Only developers that are developing a significant portion of an area of dominant influence or metropolitan area of a major city and that meet all of the Company's requirements are eligible for such financing. Area developer financing generally requires the developer to expend at least 75% of its contributed capital toward developing stores prior to drawing on its revolving loan facility provided by the Company, with advances permitted during a two- or three-year draw period (or additional draw period in the event of a loan amendment) in a predetermined maximum amount, generally equal to three to four times the amount of the area developer's contributed capital. Upon expiration of

                     BOSTON CHICKEN, INC. AND SUBSIDIARIES
the draw period, the loan converts to an amortizing term loan payable over four to five years in periodic installments, sometimes with a final balloon payment. The Company may extend the draw and repayment periods, subject to the area developer purchasing additional development rights, contributing additional capital, or in connection with other amendments to the loan agreement. Interest is set at the applicable reference rate of Bank of America Illinois as established from time to time (8.25% at December 29, 1996 and an average rate of 8.27% for 1996) plus 1%, and is payable each four-week period. The loan is secured by a pledge of substantially all of the assets of the area developer and generally by a pledge of the equity interests of the owners of the developer.

  ENBC offers secured debt financings to its area developers to partially finance store development and working capital needs on terms similar to those offered by the Company to Boston Market area developers.

  (A) LOAN CONVERSION OPTION

  The Company may convert all or any portion of the loan amount after a moratorium period (generally two years from execution or subsequent amendment of the loan) and generally after the area developer has completed not less than 80% of its area developer commitment or in the event of the defaults set forth below and generally up to the later of full repayment of the loan or a specified date in the agreement, into equity in the area developer at the conversion price set forth in the loan agreement, which is at a premium over the per unit price paid by investors in the area developer for their equity investments made concurrently with the execution of the loan agreement or subsequent amendments thereto. Default provisions contained in the area developer loans typically include default in payment of principal and interest, breach of a representation or warranty or of any covenant contained in the loan agreement or security instruments, bankruptcy or bankruptcy-related act of the borrower, resignation or termination of key management personnel, default under the area development agreement, termination of three or more franchise agreements, dissolution or liquidation, material adverse change in financial condition, default of other indebtedness, the master lease, sublease or any real estate lease, a judgment in excess of $100,000 (not satisfied, vacated or covered by insurance) and the invalidity or termination of any security instrument. The conversion price is negotiated at arms' length with each area developer and, at December 29, 1996, the average conversion premium was approximately 17% over the per unit price paid by the investors in the area developer for their equity investment made concurrently with the execution of the loan agreement or subsequent amendments thereto. The maximum loan amount is established to give the Company majority ownership of the developer upon conversion, provided the Company exercises its right to participate in any intervening financing by the developer. To the extent such loan is not fully drawn or has been drawn and repaid, the Company has a corresponding option to acquire, at the loan conversion price, the amount of additional equity it could have acquired by conversion of the loan, had the loan been fully drawn.

  ENBC's loan agreements with its area developers contain conversion and option features similar to the Company's loan agreements with its Boston Market area developers. The conversion price is negotiated at arms' length with each area developer and, at December 29, 1996, the average conversion premium was approximately 12% over the per unit price paid by the investors in the ENBC area developer for their equity investment made concurrently with the execution of the loan agreement or subsequent amendment thereto.

  In March 1997, the Company converted its loan to BC New York, L.L.C. ("BCNY") into a majority equity interest in BCNY. Additionally, the Company has agreed to acquire an additional 11% of the equity of BCNY from the current BCNY equity holders for approximately $15.0 million. After giving effect to the conversion, and assuming the Company purchases the additional 11% of the equity of BCNY, the Company will have an equity interest in BCNY of approximately 84%. The BCNY transaction added 118 Boston Market stores, operating in the metropolitan New York area, northern New Jersey, and Connecticut, to the Company store base. As of the date of conversion, total loan advances to BCNY were $80.0 million.

  There can be no assurance that the Company or ENBC will exercise future rights to convert their loans to any other area developers or acquire an equity interest in any other area developers to which they provide financing, or that such exercise or acquisition will result in a majority interest in such area developer.

                     BOSTON CHICKEN, INC. AND SUBSIDIARIES

  (B) COMMITMENTS TO EXTEND AREA DEVELOPER FINANCING

  The following tables summarize loan commitments, loan availability, outstanding loan balances (included in Notes Receivable on the Company's balance sheets) and contributed capital for Boston Market and ENBC area developers (in thousands of dollars, except number of area developers):

                                                       DECEMBER 31, DECEMBER 29,
                                                           1995         1996
                                                       ------------ ------------
   BOSTON MARKET:
   Number of area developers receiving financing......         17           15
   Loan commitments...................................  $ 614,094    $ 838,043
   Loan availability..................................   (202,676)    (190,778)
                                                        ---------    ---------
   Loans outstanding (included in Notes Receivable)...  $ 411,418    $ 647,265
                                                        =========    =========
   Contributed capital................................  $ 200,268    $ 286,413
                                                        =========    =========

                                                                    DECEMBER 29,
                                                                        1996
                                                                    ------------
   ENBC:
   Number of area developers receiving financing...................         11
   Loan commitments................................................  $ 283,200
   Loan availability...............................................   (142,446)
                                                                     ---------
   Loans outstanding (included in Notes Receivable)................  $ 140,754
                                                                     =========
   Contributed capital.............................................  $  75,765
                                                                     =========

  The following tables summarize area developer financing activity of Boston Market area developers during fiscal years 1995 and 1996 and of ENBC area developers from conversion (June 17, 1996) through December 29, 1996 (in thousands of dollars):

                                                         FISCAL YEARS ENDED
                                                      -------------------------
                                                      DECEMBER 31, DECEMBER 29,
                                                          1995         1996
                                                      ------------ ------------
   BOSTON MARKET:
   Area developer loan balances, beginning of year...  $ 201,266    $  411,418
   Additional loan advances..........................    549,174     1,044,861
   Loan repayments...................................   (339,022)     (766,114)
   Loans converted into equity or eliminated in
   consolidation.....................................        --        (42,900)
                                                       ---------    ----------
   Area developer loan balances, end of year.........  $ 411,418    $  647,265
                                                       =========    ==========

                                                                   FISCAL YEAR
                                                                      ENDED
                                                                   DECEMBER 29,
                                                                       1996
                                                                   ------------
   ENBC:
   Area developer loan balances, at conversion (June 17, 1996) of
    the Company loan..............................................  $   41,224
   Loan advances..................................................     153,961
   Loan repayments................................................     (54,431)
                                                                    ----------
   Area developer loan balances, end of year......................  $  140,754
                                                                    ==========

  The majority of the loan advance and repayment activity reflects the revolving nature of the loans, that is, amounts are drawn and repaid on a regular basis to optimize cash management.

                     BOSTON CHICKEN, INC. AND SUBSIDIARIES

  The principal maturities of the aforementioned receivables are as follows (in thousands of dollars):

      1997............................................................. $    --
      1998.............................................................   16,471
      1999.............................................................   61,006
      2000.............................................................   71,004
      2001.............................................................   78,802
      Thereafter.......................................................  560,736
                                                                        --------
                                                                        $788,019
                                                                        ========

  (C) CREDIT RISK AND ALLOWANCE FOR LOAN LOSSES

  Three Boston Market area developers accounted for approximately 14%, 13%, and 12% of the Boston Market area developers' notes receivable balance at December 29, 1996 and no other Boston Market area developer individually accounted for 10% or more of such notes receivable balance as of such date. Five ENBC area developers accounted for approximately 21%, 17%, 15%, 10%, and 10% of the ENBC area developers' notes receivable balance at December 29, 1996 and no other ENBC area developer individually accounted for 10% or more of such notes receivable balance as of such date.

  The allowance for Boston Market and ENBC financed area developers' loan losses is maintained at a level that in management's judgment is adequate to provide for estimated possible loan losses. The amount of the allowance is based on management's review of use of loan proceeds, adherence to store development schedules, store performance trends, type and amount of collateral securing the loan, prevailing economic conditions, and other factors that management deems relevant at the time. Based upon this review and analysis, no allowance for loan losses was required as of December 31, 1995 and December 29, 1996.

  The following table sets forth certain combined financial information as of the dates indicated provided to the Company by Boston Market financed area developers. During 1995, six financed area developers were formed, and their data have been included in the table for 1995 from the dates of their respective formation. During 1996, two financed area developers were formed, and their data have been included in the table for 1996 from the dates of their respective formation and two financed area developers combined with two other financed area developers with geographically contiguous territories. The table excludes Mid-Atlantic and New Jersey Rose for both years and BCNY for 1996, the loans to which have been converted into equity or eliminated in consolidation (in thousands, except number of financed area developers and store data):

                                                         DECEMBER 31, DECEMBER 29,
                                                             1995         1996
                                                         ------------ ------------
   BOSTON MARKET FINANCED AREA DEVELOPERS:
   Total number of financed area developers............          15           14
   Total number of financed area developer stores open.         627          841
   Balance sheet data:
     Total gross assets................................    $513,926    $ 640,534
     Total debt:
       To the Company..................................     372,071      555,105
       To third parties (including capital lease obli-
        gations).......................................      14,456       23,797
     Total other liabilities (including trade
      payables)........................................     105,129      105,635
     Total stockholder/partner/member deficit..........      (9,891)    (102,754)

                     BOSTON CHICKEN, INC. AND SUBSIDIARIES

                                                           FISCAL YEAR ENDED
                                                       -------------------------
                                                       DECEMBER 31, DECEMBER 29,
                                                           1995         1996
                                                       ------------ ------------
   Statement of operations data:
     Gross revenue....................................  $ 491,341    $ 865,082
     Income (loss) from continuing operations.........   (148,338)    (156,505)
   Statement of cash flows data:
     Cash flows from (used in) operating activities...  $ (76,926)   $(128,819)
     Cash flows from (used in) investing activities...   (193,100)     (82,307)
     Cash flows from (used in) financing activities...    269,746      212,366
                                                        ---------    ---------
       Net change in cash.............................  $    (280)   $   1,240
                                                        =========    =========

  The following table sets forth certain combined financial information as of the dates indicated provided to ENBC by its financed area developers. During 1995, two financed area developers were formed, and their data have been included in the table for 1995 from the dates of their respective formation. During 1996, ten financed area developers were formed, and their data have been included in the table for 1996 from the dates of their respective formation, and one financed area developer combined with one other financed area developer with geographically contiguous territory.

                                                      DECEMBER 31, DECEMBER 29,
                                                          1995         1996
                                                      ------------ ------------
   ENBC FINANCED AREA DEVELOPERS:
   Total number of financed area developers..........         2            11
   Total number of financed area developer stores
    open.............................................        13           301
   Balance sheet data:
     Total gross assets..............................   $ 9,262     $ 221,156
     Total debt:
       To ENBC.......................................     3,538       140,754
       To third parties..............................       --            --
     Total other liabilities (including trade
      payables)......................................     3,011        37,033
     Total partner/member equity.....................     2,676        33,847
                                                          FISCAL YEAR ENDED
                                                      -------------------------
                                                      DECEMBER 31, DECEMBER 29,
                                                          1995         1996
                                                      ------------ ------------
   Statement of operations data:
     Gross revenue...................................   $   768     $ 109,940
     Income (loss) from continuing operations........    (1,324)      (40,592)
   Statement of cash flows data:
     Cash flows from (used in) operating activities..   $ 1,616     $ (16,382)
     Cash flows from (used in) investing activities..    (8,064)     (187,955)
     Cash flows from (used in) financing activities..     7,038       205,756
                                                        -------     ---------
       Net change in cash............................   $   590     $   1,419
                                                        =======     =========

11. STOCKHOLDERS' EQUITY

  In August 1994, the Company completed the public sale of 6,900,000 shares of its common stock, receiving net proceeds of approximately $120.0 million.

  In November 1994, the Company sold to BC Midwest L.P. 1,542,852 shares of common stock, receiving net proceeds of approximately $4.5 million.

                     BOSTON CHICKEN, INC. AND SUBSIDIARIES

  In December 1995, the Company completed the public sale of 10,350,000 shares of its common stock, receiving net proceeds of approximately $342.0 million.

 Warrants

  The Company has issued warrants to purchase 819,600 shares of common stock to third parties exercisable at prices ranging from $25.00 to $37.75. The warrants expire at various dates through December 2001.

 Stock Option Plans

  The Company has employee stock option plans (the "Employee Plans") under which options to purchase up to 12,240,000 shares of common stock may be granted. Under the terms of the Employee Plans, the Company may annually grant options to certain employees and officers of, and consultants to, the Company. The option price is equal to the fair market value of the stock on the date of the grant and each option has a term of ten years. The options generally vest at a rate of 10% at the end of the first year, an additional 20% at the end of the second year, an additional 30% at the end of the third year, with the balance vesting at the end of the fourth year from the date of the grant.

  The Company also maintains a stock option plan for non-employee directors (the "Directors Plan") under which options to purchase up to 360,000 shares of common stock may be granted. Under the terms of the Directors Plan, the Company automatically grants to each director who is not an officer or employee of the Company, options to purchase shares having a fair market value of $200,000 at the date of grant, each time they are elected or reelected as a director of the Company. The option price is equal to the fair market value of the stock on the date of grant and each option generally has a term of ten years. The options are exercisable at the end of one year of service from the date of grant.

  ENBC has an employee stock option plan under which options to purchase up to 5,500,000 shares of common stock of ENBC may be granted. ENBC also has a stock option plan for non-employee directors under which options to purchase up to 100,000 shares of common stock of ENBC may be granted. The terms of these plans are similar to the Company's plans, however, option grants to each director who is not an officer or employee of the Company are limited to a market value of $50,000 at the date of grant.

  The Company has adopted the disclosure-only provisions of SFAS No. 123. Accordingly, no compensation cost has been recognized for the Company's stock option plans. Had employee compensation expense for the Company's plans been determined based on the fair value at the grant date for awards in 1995 and 1996 consistent with the provisions of SFAS No. 123, the Company's net income and net income per common and equivalent share would have been reduced to the pro forma amounts indicated below (in thousands, except per share data):

                                                                  1995    1996
                                                                 ------- -------
      Net income--as reported................................... $33,559 $66,958
      Net income--pro forma..................................... $33,015 $62,638
      Net income per common and equivalent share--as reported... $  0.66 $  1.01
      Net income per common and equivalent share--pro forma..... $  0.65 $  0.95

                     BOSTON CHICKEN, INC. AND SUBSIDIARIES

  The fair value of each option grant is estimated using the Black-Scholes option-pricing model with the following weighted-average assumptions:

                                                                1995     1996
                                                               -------  -------
      Expected volatility.....................................    38.0%    37.1%
      Risk-free interest rate.................................     6.8%     6.3%
      Expected lives.......................................... 5 years  5 years
      Dividend yield..........................................       0        0

  Activity under the option plans is as follows:

                                                             WEIGHTED AVERAGE
                           NUMBER OF COMPANY OPTIONS       SHARE EXERCISE PRICE
                         --------------------------------  --------------------
                           1994       1995        1996      1994   1995   1996
                         ---------  ---------  ----------  ------ ------ ------
Company plans:
  Options outstanding at
   beginning of fiscal
   year................. 6,698,024  8,140,421   8,668,265  $ 2.59 $ 5.81 $ 8.36
  Options Granted....... 2,362,133  1,141,955   1,647,550   14.70  24.37  26.31
  Options Exercised.....  (384,905)  (539,899) (1,343,647)   1.85   2.68   3.94
  Options Forfeited.....  (534,831)   (74,212)   (267,787)   4.19  21.07  15.13
                         ---------  ---------  ----------  ------ ------ ------
Options outstanding at
 end of fiscal year..... 8,140,421  8,668,265   8,704,381  $ 5.81 $ 8.36 $12.33
                         =========  =========  ==========  ====== ====== ======
Options exercisable at
 end of fiscal year..... 1,302,984  2,693,143   4,152,163
                         =========  =========  ==========

  Information on options outstanding and options exercisable as of December 29, 1996, is as follows:

                                                              COMPANY OPTIONS
                               COMPANY OPTIONS OUTSTANDING      EXERCISABLE
                              ------------------------------ ------------------
                                         WEIGHTED                      WEIGHTED
                                          AVERAGE                      AVERAGE
                                         REMAINING  WEIGHTED           EXERCISE
                                        CONTRACTUAL AVERAGE             PRICE
                              NUMBER OF    LIFE     EXERCISE NUMBER OF   PER
RANGE OF EXERCISE PRICES       OPTIONS    (YEARS)    PRICE    OPTIONS   SHARE
------------------------      --------- ----------- -------- --------- --------
$ 1.00-$ 3.00................ 2,752,263    5.27      $ 1.56  2,707,263  $ 1.55
$ 3.00-$ 6.00................ 1,721,579    6.29        4.02    860,402    4.11
$12.00-$15.00................   940,955    7.92       14.88    256,131   14.88
$15.01-$18.00................   871,962    7.55       17.43    199,973   17.37
$18.01-$21.00................   178,940    7.66       19.59     47,695   19.54
$21.01-$24.00................    53,662    8.58       23.32     13,486   22.67
$24.01-$27.00................   971,085    9.50       25.36      4,529   24.97
$27.01-$30.00................   313,109    9.05       27.96        237   29.69
$30.01-$33.00................   711,133    9.02       31.24     60,497   31.00
$33.01-$36.00................   186,042    9.28       34.66      1,950   34.78
$36.01-$39.00................     3,651    9.30       36.36        --      --
                              ---------    ----      ------  ---------  ------
                              8,704,381    7.06      $12.33  4,152,163  $ 4.41
                              =========    ====      ======  =========  ======

                     BOSTON CHICKEN, INC. AND SUBSIDIARIES

                                                                    WEIGHTED
                                                       NUMBER OF  AVERAGE SHARE
                                                         ENBC       EXERCISE
                                                        OPTIONS       PRICE
                                                       ---------  -------------
ENBC plans:
  Outstanding as of the date of conversion (June 17,
   1996).............................................. 3,410,734     $ 6.50
    Granted...........................................   239,714      12.57
    Exercised.........................................   (47,440)      5.89
    Canceled..........................................  (124,933)      7.98
                                                       ---------     ------
  Outstanding as of December 29, 1996................. 3,478,075     $ 6.87
                                                       =========     ======
Exercisable as of December 29, 1996...................   275,824     $ 5.93
                                                       =========     ======

  Information on options outstanding and exercisable as of December 29, 1996, is as follows:

                                                                 ENBC OPTIONS
                                   ENBC OPTIONS OUTSTANDING      EXERCISABLE
                                ------------------------------ ----------------
                                           WEIGHTED                    WEIGHTED
                                            AVERAGE                    AVERAGE
                                           REMAINING  WEIGHTED         EXERCISE
                                          CONTRACTUAL AVERAGE  NUMBER   PRICE
                                NUMBER OF    LIFE     EXERCISE   OF      PER
RANGE OF EXERCISE PRICES         OPTIONS    (YEARS)    PRICE   OPTIONS  SHARE
------------------------        --------- ----------- -------- ------- --------
$ 5.88......................... 1,616,739    8.46      $ 5.88  257,700  $5.88
$ 6.00-$ 9.00.................. 1,433,755    9.04        6.58   18,124   6.54
$ 9.01-$12.00..................   417,411    9.41       11.36      --     --
$12.01-$15.00..................     8,109    9.58       15.00      --     --
$27.01-$30.00..................       685    9.70       29.13      --     --
$30.01-$33.00..................     1,376    9.76       32.63      --     --
                                ---------    ----      ------  -------  -----
                                3,478,075    8.81      $ 6.87  275,824  $5.93
                                =========    ====      ======  =======  =====

  As of December 29, 1996, the Company had 22,328,419 shares of common stock reserved for issuance upon exercise of stock options and warrants and conversion of convertible subordinated debentures and LYONs.

12. RELATED-PARTY TRANSACTIONS

  The Company and ENBC have entered into secured loan, area development and franchise agreements with certain area developers in which certain directors and certain current and former officers of the Company, ENBC and members of their families have a direct or indirect equity interest. In addition, certain officers and directors of the Company, and members of their immediate families, have a direct or indirect equity interest in ENBC. The Company has also entered into loan agreements with ENBC. These entities have paid approximately $11.3 million, $20.0 million, and $41.0 million in national and local advertising contributions in 1994, 1995, and 1996. The Company and ENBC (since conversion on June 17, 1996) have also sold to certain of these entities, stores, inventory, equipment, and other miscellaneous assets, including reimbursement of the Company's and ENBC's general and administrative costs and expenses, common stock, and warrants to purchase common stock for which they received approximately $47.1 million, $14.6 million, and $30.5 million in 1994, 1995, and 1996, respectively. The Company believes that the terms of these agreements are as favorable to the Company as those with other area developers of the Company.


  The Company has paid to one of these area developers $146,000 in 1994 and $100,000 in 1995 for various services.

  Pursuant to Statement of Financial Accounting Standards No. 57, all Company and ENBC financed area developers may be deemed to be related parties as a result of the lending and franchise relationships with their

                     BOSTON CHICKEN, INC. AND SUBSIDIARIES

            NOTES TO CONSOLIDATED FINANCIAL STATEMENTS--(CONCLUDED)

area developers. Total royalties and franchise related fees earned from all financed area developers were $27.9 million, $59.9 million, and $110.9 million in 1994, 1995, and 1996, respectively. Total interest income earned from all financed area developers was $11.6 million, $32.0 million, and $57.1 million, in 1994, 1995, and 1996, respectively. Total notes receivable from all financed area developers were $411.4 million and $788.0 million at December 31, 1995 and December 29, 1996, respectively.

  Certain officers and directors of the Company have an equity interest in ENBC. For the Company's 1995 fiscal year, ENBC paid to the Company approximately $1.2 million for the purchase of furniture, equipment, and other miscellaneous assets. In addition, ENBC paid to the Company approximately $3.0 million and $7.6 million in software license, software maintenance, real estate, financial advisory, accounting fees, and interest on its loan with the Company during fiscal 1995 and 1996 (prior to conversion on June 17, 1996), respectively.

  Certain officers and directors of the Company are officers and minority investors in BCEF, having invested $7.3 million of an aggregate of $60.0 million at December 29, 1996. The Company has been engaged by BCEF to be its manager for which it received fees of $375,000 in 1995 and $125,000 in 1996. Neither the Company nor ENBC has an equity interest in BCEF.

  Certain officers and directors of the Company are investors in Bagel Funding, having invested $15.2 million of an aggregate of $75.0 million at December 29, 1996. ENBC is the manager of Bagel Funding. Bagel Funding paid $250,000 to ENBC (since conversion on June 17, 1996) in its capacity as manager during 1996. Neither the Company nor ENBC has an equity interest in Bagel Funding.

  Certain officers and directors of the Company have an equity interest in Market Partners, L.L.C. ("Market Partners"), having invested $9.0 million of an aggregate of $38.3 million at December 29, 1996. As of such date, Market Partners had invested $35.6 million in certain area developers of the Company. Neither the Company nor ENBC has an equity interest in Market Partners.

  A director/officer and a former director/officer of the Company control BC Midwest Trust, successor to the interests previously held by BC Midwest L.P.

  During 1994, 1995, and 1996, the Company paid approximately $528,000, $662,000, and $282,000, respectively, to Bowana Aviation, Inc. ("Bowana") for the use of aircraft. The Company's chief executive officer and a relative owned Bowana. The Company believes that the amounts charged are at rates at least comparable to those charged by third parties.

13. ENBC EQUITY OFFERINGS

  During 1996, from the date of the conversion of the Company's loan to ENBC, ENBC issued approximately 8.9 million shares of its common stock to third parties pursuant to an initial and a subsequent public offering, a concurrent non-underwritten public offering, and through the exercise of stock options and warrants at prices ranging from $5.88 per share to $28.58 per share. Prior to these transactions, the Company held approximately a 70% interest in ENBC, and subsequent to these transactions at December 29, 1996, the Company held approximately a 54% interest in ENBC. These transactions generated a pretax gain of approximately $38.2 million as a result of ENBC issuing shares of common stock at prices per share greater than the Company's carrying value. Deferred income taxes have been provided on the gain.

14. RELOCATION

 In September 1994, the Company consolidated its four Chicago-based support center facilities into a single facility and relocated to Golden, Colorado. The cost of the relocation, including moving personnel and facilities, severance payments, and the write-off of vacated leasehold improvements, was $5.1 million.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

 NO DEALER, SALESPERSON OR OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFOR-MATION OR TO MAKE ANY REPRESENTATIONS NOT CONTAINED IN THIS PROSPECTUS IN CON-NECTION WITH THE OFFERING COVERED BY THIS PROSPECTUS. IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATIONS MUST NOT BE RELIED UPON AS HAVING BEEN AUTHO-RIZED BY THE COMPANY OR THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL, OR A SOLICITATION OF AN OFFER TO BUY, THE DEBENTURES IN ANY JURISDICTION WHERE, OR TO ANY PERSON TO WHOM, IT IS UNLAWFUL TO MAKE SUCH OFFER OR SOLICITATION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THERE HAS NOT BEEN ANY CHANGE IN THE FACTS SET FORTH IN THIS PROSPECTUS OR THE AFFAIRS OF THE COMPANY SINCE THE DATE HEREOF.

                               ----------------

                               TABLE OF CONTENTS

                                                                            PAGE
                                                                            ----
Available Information.....................................................    2
Prospectus Summary........................................................    3
Special Note Regarding Forward-Looking Statements.........................    7
Risk Factors..............................................................    7
The Company...............................................................   11
Recent Developments.......................................................   18
Use of Proceeds...........................................................   19
Price Range of Common Stock and Dividend Policy...........................   19
Capitalization............................................................   20
Selected Consolidated Financial and Store Data............................   21
Management's Discussion and Analysis of Financial Condition and Results of
 Operations...............................................................   23
Description of Debentures.................................................   30
Underwriting..............................................................   37
Legal Matters.............................................................   38
Experts...................................................................   39
Documents Incorporated by Reference.......................................   39
Index to Consolidated Financial Statements................................  F-1

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                  $200,000,000

                            [BOSTON CHICKEN LOGO]

                                   % CONVERTIBLE
                            SUBORDINATED DEBENTURES
                                    DUE 2004

                               ----------------

                                   PROSPECTUS

                               ----------------

                              MERRILL LYNCH & CO.
                               ALEX. BROWN & SONS
                                  INCORPORATED
                              MORGAN STANLEY & CO.
                                 INCORPORATED

                                          , 1997

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II

                  INFORMATION NOT REQUIRED IN THE PROSPECTUS

ITEM 14. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

  The following table sets forth the estimated expenses to be borne by the Company in connection with the registration, issuance, and distribution of the securities being registered hereby. All amounts are estimates except the SEC registration fee, the NASD filing fee, and the Nasdaq fee.

      SEC Registration Fee............................................ $ 87,122
      NASD Filing Fee.................................................   29,250
      Nasdaq Fee......................................................    1,000
      Trustee's Fees and Expenses.....................................    5,000
      Legal Fees and Expenses.........................................  125,000
      Rating Agency Fees..............................................   50,000
      Accountants' Fees and Expenses..................................   50,000
      Printing and Engraving Expenses.................................  250,000
      Miscellaneous...................................................   27,628
                                                                       --------
          Total....................................................... $625,000
                                                                       ========

ITEM 15. INDEMNIFICATION OF DIRECTORS AND OFFICERS.

  Section 145 of the Delaware General Corporation Law authorizes indemnification of directors, officers, employees, and agents of the Company; allows the advancement of costs of defending against litigation; and permits companies incorporated in Delaware to purchase insurance on behalf of directors, officers, employees, and agents against liabilities whether or not in the circumstances such companies would have the power to indemnify against such liabilities under the provisions of the statute.

  The Company's Certificate of Incorporation, a copy of which is Exhibit 4.1(a) hereto, provides for indemnification of the Company's officers and directors to the fullest extent permitted by Section 145 of the Delaware General Corporation Law. The Company maintains directors and officers insurance covering its executive officers and directors.

  The Company's Certificate of Incorporation eliminates, to the fullest extent permitted by Delaware law, liability of a director to the Company or its stockholders for monetary damages for a breach of such director's fiduciary duty of care except for liability where a director (a) breaches his or her duty of loyalty to the Company or its stockholders, (b) fails to act in good faith or engages in intentional misconduct or knowing violation of law, (c) authorizes payment of an illegal dividend or stock repurchase, or (d) obtains an improper personal benefit. While liability for monetary damages has been eliminated, equitable remedies such as injunctive relief or rescission remain available. In addition, a director is not relieved of his or her responsibilities under any other law, including the federal securities laws.

  Insofar as indemnification by the Company for liabilities arising under the Securities Act may be permitted to directors, officers, and controlling persons of the Company pursuant to the foregoing provisions, the Company has been advised that in the opinion of the Securities and Exchange Commission, such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable.

ITEM 16. EXHIBITS.

  A list of the exhibits included or incorporated by reference as part of this Registration Statement is set forth in the Exhibit Index which immediately precedes such exhibits, and is hereby incorporated by reference herein.

ITEM 17. UNDERTAKINGS.

  (a) Not applicable.

  (b) The undersigned Registrant hereby undertakes that for purposes of determining any liability under the Securities Act of 1933, each filing of the Registrant's annual report pursuant to Section 13(a) or Section 15(d) of the Securities Exchange Act of 1934 that is incorporated by reference in this Registration Statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (c)-(g) Not applicable.

  (h) Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

  (i)(1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this Registration Statement in reliance upon Rule 430A and contained in a form of the prospectus filed by the Registrant pursuant to 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this Registration Statement as of the time it was declared effective.

  (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

  (j) Not applicable.

                                  SIGNATURES

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THE REGISTRANT CERTIFIES THAT IT HAS REASONABLE GROUNDS TO BELIEVE THAT IT MEETS ALL OF THE REQUIREMENTS FOR FILING ON FORM S-3 AND HAS DULY CAUSED THIS REGISTRATION STATEMENT, OR AMENDMENT THERETO, TO BE SIGNED ON ITS BEHALF BY THE UNDERSIGNED, THEREUNTO DULY AUTHORIZED, IN GOLDEN, COLORADO ON APRIL 21, 1997.

                                          BOSTON CHICKEN, INC.

                                                     /s/ Scott A. Beck
                                          By: _________________________________
                                                       Scott A. Beck
                                             Chairman of the Board, President
                                                            and
                                                  Chief Executive Officer

  PURSUANT TO THE REQUIREMENTS OF THE SECURITIES ACT OF 1933, THIS REGISTRATION STATEMENT, OR AMENDMENT THERETO, HAS BEEN SIGNED BY THE FOLLOWING PERSONS IN THE CAPACITIES INDICATED ON APRIL 21, 1997.

                 SIGNATURE                                     TITLE
                 ---------                                     -----
           /s/ Scott A. Beck                Chairman of the Board, President, Chief
___________________________________________   Executive Officer and Director (Principal
               Scott A. Beck                  Executive Officer)
         /s/ Mark W. Stephens               Vice Chairman of the Board, Chief Financial
___________________________________________   Officer and Director (Principal Financial
             Mark W. Stephens                 Officer)
           /s/ Mark A. Link                 Vice President-Financial Reporting
___________________________________________   (Principal Accounting Officer)
               Mark A. Link

    A MAJORITY OF THE DIRECTORS:

              Scott A. Beck*                Director
             Mark W. Stephens*              Director
             Mark R. Goldston*              Director
           Arnold C. Greenberg*             Director
             J. Bruce Harreld*              Director
            M Howard Jacobson*              Director
              Peer Pedersen*                Director

                                                  /s/ Scott A. Beck
                                          *By: ________________________________
                                                      Scott A. Beck
                                                    Attorney-in-fact

                                 EXHIBIT INDEX

  EXHIBIT                                                        SEQUENTIAL
  NUMBER                        EXHIBITS*                       PAGE NUMBER**
  -------                       ---------                       -------------
 1.1***    Form of Purchase Agreement with respect to the
            Debentures.
 4.1(a)    Certificate of Incorporation of the Registrant, as
            amended (incorporated by reference to Exhibit 4.1
            to the Registrant's Registration Statement on
            Form S-8 (Reg. No. 33-71930)).
 4.1(b)    Certificate of Amendment to Certificate of
            Incorporation of the Registrant (incorporated by
            reference to Exhibit 3 to the Registrant's
            Quarterly Report on Form 10-Q for the quarter
            ended April 21, 1996).
 4.2       Amended and Restated Bylaws of the Company
            (incorporated by reference to Exhibit 3.2 to the
            Registrant's Registration Statement of Form S-1
            (Reg. No. 33-81001)).
 4.3       Indenture dated as of February 1, 1994 by and
            between the Registrant and Harris Trust and
            Savings Bank, as Trustee, which includes as
            Exhibit A the form of Debenture for the
            Registrant's 4 1/2% Convertible Subordinated
            Debentures Due 2004 (incorporated by reference to
            Exhibit 4.1 to the Registrant's 1993 annual
            report on Form 10-K).
 4.4***    Secured Revolving Credit Agreement dated as of
            December 9, 1996 among the Registrant, Bankers
            Trust Company, as Documentation Agent, Bank of
            America Illinois, as Agent, and the Lenders Named
            Therein.
 4.5(a)*** Facilities Agreement dated as of December 9, 1996 among the Registrant, Bank of America Illinois,
            as Agent for Certain Lenders, and General
            Electric Capital Corporation.
 4.5(b)    Amendment No. 1 to Facilities Agreement dated
            February 28, 1997 among the Registrant, Bank of
            America Illinois, as Agent for Certain Lenders,
            and General Electric Capital Corporation
            (incorporated by reference to Exhibit 4.5(b) to
            the Registrant's 1996 annual report on Form 10-
            K).
 4.6       Concurrent Private Placement Agreement dated
            November 8, 1993 (incorporated by reference to
            Exhibit 4.7 to the Registrant's Registration
            Statement on Form S-1 (Reg. No. 33-73870)).
 4.7       Second Amended and Restated Piggyback Registration
            Agreement dated November 8, 1993 (incorporated by
            reference to Exhibit 4.8 to the Registrant's
            Registration Statement on Form S-1 (Reg. No. 33-
            73870)).
 4.8       Form of Certificate for Common Stock (incorporated
            by reference to Exhibit 4.7 to the Registrant's
            Registration Statement on Form S-1 (Reg. No. 33-
            69256)).
 4.9       Stock Purchase Agreements dated as of March 24,
            1995 by and between the Registrant and
            Einstein/Noah Bagel Corp. ("ENBC"), formerly
            known as Einstein Bros. Bagels, Inc., formerly
            known as Progressive Bagel Concepts, Inc.
            (incorporated by reference to Exhibit 4.10 to the
            Registrant's 1994 annual report on Form 10-K).
 4.10      Stock Purchase Agreement dated March 31, 1995 by
            and between the Registrant and ENBC (incorporated
            by reference to Exhibit 4.11 to the Registrant's
            Registration Statement on Form S-1 (Reg. No. 33-
            79280)).
 4.11      Registration Rights Agreements dated as of March
            24, 1995 between the Registrant and ENBC
            (incorporated by reference to Exhibit 4.11 to the
            Registrant's 1994 annual report on Form 10-K).
 4.12      Registration Rights Agreement dated as of March
            31, 1995 by and between the Registrant and ENBC
            (incorporated by reference to Exhibit 4.13 to the
            Registrant's Registration Statement on Form S-1
            (Reg. No. 33-79280)).

--------
 * In the case of incorporation by reference to documents filed by the Company under the Securities Exchange Act of 1934, as amended, the Company's file number under that Act is 0-22802.
** Appears in manually signed copy only.
***Previously filed.

                                     Exh-1

 EXHIBIT                                                            SEQUENTIAL
  NUMBER                        EXHIBITS*                          PAGE NUMBER**
 -------                        ---------                          -------------
  4.13    Indenture dated as of June 1, 1995 by and between
           the Registrant and Chemical Bank, as Trustee, which
           includes as an Exhibit the form of LYON for the
           Registrant's Liquid Yield Option Notes due 2015
           (incorporated by reference to Exhibit 4.14 to the
           Registrant's Registration Statement on Form S-3
           (Reg. No. 33-93872)).
  4.14    Stock Purchase Agreement dated August 10, 1995 by
           and between the Registrant and ENBC (incorporated
           by reference to Exhibit 4.15 to the Registrant's
           Registration Statement on Form S-1 (Reg. No. 33-
           96230)).
  4.15    Registration Rights Agreement dated August 10, 1995
           by and between the Registrant and ENBC
           (incorporated by reference to Exhibit 4.16 to the
           Registrant's Registration Statement on Form S-1
           (Reg. No. 33-96230)).
  4.16    Warrant Purchase Agreement dated as of July 18, 1996
           by and between the Registrant and Market Partners,
           L.L.C. ("Market Partners"), including the form of
           Warrant (incorporated by reference to Exhibit 4.17
           to the Registrant's Registration Statement on Form
           S-8 (Reg. No. 333-15389)).
  4.17    Registration Rights Agreement dated as of September
           27, 1996 by and between the Registrant and Market
           Partners (incorporated by reference to Exhibit 4.18
           to the Registrant's Registration Statement on Form
           S-8 (Reg. No. 333-15389)).
  4.18*** Warrant Certificate of the Registrant dated December
           12, 1996 issued to General Electric Capital
           Corporation.
  4.19*** Registration Rights Agreement entered into as of
           December 12, 1996 by and between the Registrant and
           General Electric Capital Corporation.
  4.20*** Form of Indenture, including the Form of the
           Debentures.
  5***    Opinion of Bell, Boyd & Lloyd.
 12.1***  Statement regarding Computation of Ratio of Earnings to Fixed Charges.
 23.1     Consent of Arthur Andersen LLP.
 23.2***  Consent of Bell, Boyd & Lloyd (included in Exhibit 5).
 25.1***  Statement of Eligibility and Qualification of
           Trustee on Form T-1.
 27       Financial Data Schedule (incorporated by reference
           to Exhibit 27 to the Registrant's 1996 annual
           report on Form 10-K).

--------
  * In the case of incorporation by reference to documents filed by the Company under the Securities Exchange Act of 1934, as amended, the Company's file number under that Act is 0-22802.
 ** Appears in manually signed copy only.
*** Previously filed.

                                     Exh-2